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REGISTRANT'S NAME Television Broadcasts Ltd

*CURRENT ADDRESS

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MAY 1 3 2008
THOMSON REUTERS

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FILE NO. 82- 01072 FISCAL YEAR 12-31-07

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ANNUAL REPORT 2007
周 年 報 告

Television Broadcasts Limited
電視廣播有限公司

Stock Code 股份代號：00511

Contents



Financial Highlights

Turnover & Profit Attributable to Equity Holders of the Company



Turnover
Profit Attributable to Equity Holders of the Company
5,000
4,000
3,000
2,000
1,000
0
HK$'mil
2003
2004
2005
2006
2007
YEAR

Earnings & Dividends



Earnings
Dividends
1,400
1,200
1,000
800
600
400
200
0
HK$'mil
2003
2004
2005
2006
2007
YEAR

	2007 HK$'mil	2006 HK$'mil
Turnover	**4,326**	4,201
Profit before income tax	**1,550**	1,436
Profit attributable to equity holders of the Company	**1,264**	1,189
Earnings per share	**HK$2.89**	HK$2.71
Dividend per share	**HK$1.80**	HK$1.70
Number of issued shares	**438,000,000 shares**	438,000,000 shares
Property, plant and equipment	**1,722**	1,731
Programmes, film rights and movies	**461**	442
Trade and other receivables, prepayments and deposits	**1,468**	1,372
Bank deposits, cash and cash equivalents	**2,141**	1,597
Net current assets	**3,277**	2,752
Net assets	**5,369**	4,868
Gearing	**–**	–



Corporate Information

BOARD OF DIRECTORS

EXECUTIVE DIRECTORS

Sir Run Run SHAW, G.B.M. *(Executive Chairman)*

Dr. Norman LEUNG Nai Pang, G.B.S., LL.D., J.P. *(Executive Deputy Chairman)*

Mona FONG *(Deputy Chairperson and Acting Managing Director)*

NON-EXECUTIVE DIRECTORS

Dr. CHOW Yei Ching, G.B.S.

Christina LEE LOOK Ngan Kwan

Kevin LO Chung Ping

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edward CHENG Wai Sun, S.B.S., J.P.

Chien LEE

Dr. LI Dak Sum, DSSc. (Hon.), J.P.

Gordon SIU Kwing Chue, G.B.S., J.P.

Robert SZE Tsai To *(resigned on 22 January 2008)*

ALTERNATE DIRECTOR

Anthony LEE Hsien Pin *(Alternate Director to Christina LEE LOOK Ngan Kwan)*

BOARD COMMITTEES

EXECUTIVE COMMITTEE
Sir Run Run SHAW *(Chairman)*
Dr. Norman LEUNG Nai Pang
Mona FONG
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

AUDIT COMMITTEE
Gordon SIU Kwing Chue *(Chairman)*
(appointed as chairman on 22 January 2008)
Chien LEE
Robert SZE Tsai To *(resigned on 22 January 2008)*

REMUNERATION COMMITTEE
Chien LEE *(Chairman)*
Edward CHENG Wai Sun
Gordon SIU Kwing Chue *(appointed on 22 January 2008)*
Robert SZE Tsai To *(resigned on 22 January 2008)*

EXECUTIVE OFFICERS

SENIOR MANAGEMENT
George CHAN Ching Cheong *(Assistant Managing Director)*
Stephen CHAN Chi Wan *(General Manager – Broadcasting)*
CHEONG Shin Keong *(General Manager – Broadcasting)*
Mark LEE Po On *(General Manager - Finance and Administration)*

COMPANY SECRETARY
Adrian MAK Yau Kee

REGISTERED OFFICE
TVB City, 77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon, Hong Kong

AUDITORS
PricewaterhouseCoopers
22/F, Prince's Building
Central
Hong Kong

PRINCIPAL BANKERS
Shanghai and Commercial Bank Limited
The Hongkong and Shanghai Banking Corporation Limited

SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

WEBSITE
www.tvb.com


TVB
TVB

Chairman's Statement



I am pleased to report that in 2007 the Group's turnover increased from HK$4,201 million (2006) to HK$4,326 million, representing a 3% increase. The Group's profit attributable to shareholders also increased from HK$1,189 million (2006) to HK$1,264 million, representing a 6% increase. At the year end, our shareholders' funds stood at HK$5,344 million.

At the forthcoming Annual General Meeting in May 2008, the Directors will recommend a final dividend of HK$1.50 per share. Together with the interim dividend of HK$0.30 per share paid earlier, this makes a total dividend of HK$1.80 per share for the full year ended 31 December 2007, and represents an increase of 6% over 2006 and a 62% payout of our current year's profit.

Through the dedication and persistent hard work of our staff, we continued to maintain overwhelming rating positions on our terrestrial TV channels. During the year, we saw our audience share in Hong Kong for Jade and Pearl averaged at 84% and 79% respectively during prime time hours. *TVB 40th Anniversary Gala* in November 2007 proved to be so popular that it attracted 2.4 million viewers and an audience share of 92%. We are extremely pleased to share this significant milestone in our corporate history with so many viewers in Hong Kong and many more viewers overseas.

During the course of the year, we actively cooperated in the production of programmes with our mainland partners. The drama *The Drive of Life* co-produced with China Central Television ("CCTV") was completed under much fanfare and publicity. Through this drama, we made inroad into prime time television hours in the mainland, thereby exposing our quality programmes and artistes to a much broader arena. We will, in future, continue to co-produce programmes with our mainland partners.

On 31 December 2007, we entered into a new era when we began broadcasting our digital channels in Hong Kong in a ceremony officiated by the Chief Executive. We now deliver to our audience HD Jade, the first round the clock high definition TV channel in Hong Kong together with Jade and Pearl channels in standard digital format. We plan to introduce two new standard digital channels J2 and Interactive Infotainment Channel later in 2008 so as to offer more programme choices to our viewers. Under digital broadcasting, audience will not only benefit from the improved image quality, but more targeted choice of entertainment and information channels.

In August 2008, China will stage the much eagerly-awaited Olympic Games in capital Beijing, which will capture the hearts of billions of viewers around the world. For the first time, TVB will be out in force to cover the events in high definition, bringing home the Olympic events in an unprecedented experience.

Our Taiwan operation will soon have a new home in the Neihu district, Taipei City. Our investment in the new headquarters building reaffirms our long term commitment to serving the people of Taiwan. It is comforting to see that our TVBS and TVBSN channels are the leading news channels in Taiwan.

Looking into the future when technology will play a bigger role in the media business, competition amongst different modes of media businesses will no doubt intensify. I am confident that with our dedicated and talented staff working in a team spirit, we will be able to take our business to new heights.

On behalf of the Board, I wish to thank all our stakeholders for their endorsement of and support to the TVB Group.

Run Run Shaw
Executive Chairman

Hong Kong, 26 March 2008


TVB

Review of Operations

OVERVIEW

For the year ended 31 December 2007, the Group achieved a turnover of HK$4,326 million (2006: HK$4,201 million), an increase of approximately 3% over 2006. Cost of sales amounted to HK$1,764 million (2006: HK$1,778 million), a decrease of approximately 1% over 2006. As a result, gross profit for the year amounted to HK$2,562 million (2006: HK$2,423 million), an increase of approximately 6% over 2006 and gross profit percentage was 59% (2006: 58%).

Included in the cost of sales was the costs of programmes, film rights, movies and stocks which amounted to HK$1,169 million (2006: HK$1,171 million).

Selling, distribution and transmission costs amounted to HK$453 million, a similar level as in 2006 (2006: HK$451 million). General and administrative expenses amounted to HK$570 million (2006: HK$504 million), an increase of approximately 13% over 2006.

Profit before income tax for the year amounted to HK$1,550 million (2006: HK$1,436 million), an increase of approximately 8% over 2006.

The Group recorded a gain amounting to HK$140 million on the disposal of a 20% equity interests in TVB Pay Vision Holdings Limited ("TVBPVH") to Gemstone Pacific Limited, as disclosed in the interim results announcement of the Company dated 29 August 2007. Subsequent to the completion of this transaction, the Group's interests in TVBPVH has fallen to 29%.

As the performance of the associate TVBPVH continued to improve, the Group's share of its losses decreased from HK$163 million to HK$125 million for the year. However, further to a review of the trade receivables from this associate, an impairment loss in the amount of HK$135 million was recognised in the accounts for the year in accordance with the Group's accounting policy. After incorporating this impairment loss, the total carrying value comprising balances of loans and trade receivables as recorded in the balance sheet at 31 December 2007 relating to this associate amounted to HK$298 million (2006: HK$379 million).

The Group's taxation charge amounted to HK$284 million (2006: HK$247 million), an increase of approximately 15% over 2006.

Overall, the profit attributable to equity holders for the year amounted to HK$1,264 million (2006: HK$1,189 million), an increase of approximately 6% over 2006. Earnings per share was HK$2.89 (2006: HK$2.71).

SEGMENT RESULTS

Benefiting from the strong economic growth in Hong Kong, revenue under terrestrial television broadcasting, which comprised predominantly advertising revenue on Jade and Pearl channels, continued to increase. The revenue for the year rose from HK$2,219 million to HK$2,373 million, representing an increase of approximately 7%. The cost of programmes for Jade and Pearl channels which comprised the costs of self-produced TV programmes, the amortised costs of acquired film rights and other cost of sales, increased from HK$811 million to HK$877 million, representing an increase of approximately 8%. As a result, this segment contributed an operating profit of HK$952 million (2006: HK$918 million), an increase of approximately 4% over 2006.

Revenue from programme licensing and distribution which comprised predominantly licensing income from distribution of our programmes through telecast, homevideo, and new media licensing, increased from HK$724 million to HK$743 million, representing an increase of approximately 3%. The direct costs and selling and distribution expenses amounted to HK$303 million (2006: HK$283 million) and as a result, this segment recorded an operating profit of HK$440 million (2006: HK$441 million).

Revenue from overseas satellite pay TV operations which comprised revenue from our platforms in USA, Australia and Europe, showed an increase from HK$245 million to HK$281 million, representing an increase of approximately 15%, as subscriber numbers and advertising revenue continued to improve. Further, the costs under these platforms were kept under control. As a result, this segment contributed an operating profit of HK$59 million (2006: HK$28 million), an increase of approximately 111% over 2006.

Revenue from channel operations which comprised revenue from TVBS, the Taiwan channel operation; TVB8 and Xing He, the satellite TV channel operations; and the supply of the eight channels to TVB Pay Vision Limited ("TVBPV"), fell from HK$1,024 million to HK$965 million, representing a decrease of approximately 6%. TVBS recorded a decline in its revenue as adverse economic environment in Taiwan prevailed during the year. However, this decline in revenue was offset by higher revenue from the two satellite TV channel operations and higher advertising revenue derived from the eight channels supplied to TVBPV. Taking into account the impairment loss on trade receivables from TVBPV of HK$135 million, this segment contributed a combined operating profit of HK$57 million (2006: HK$187 million), representing a decrease of approximately 70%.

The percentage contribution of revenue and operating results from these business segments are set out in the charts below.

Turnover by Business Segment

2007


Terrestrial television broadcasting 55% (52%)
Programme licensing and distribution 15% (15%)
Overseas satellite pay TV operations 6% (6%)
Channel operations 22% (24%)
Other activities 2% (3%)

% relating to 2006 are shown in brackets

Segment Results by Business Segment

2007


Terrestrial television broadcasting 62% (57%)
Programme licensing and distribution 28% (27%)
Overseas satellite pay TV operations 4% (2%)
Channel operations 4% (12%)
Other activities 2% (2%)

% relating to 2006 are shown in brackets

Review of Operations


TVB

TERRESTRIAL TELEVISION BROADCASTING

HONG KONG ADVERTISING REVENUE

Strong retail sales growth coupled with a rising property market and a bullish stock market (for a major part of 2007) contributed to the 7% growth in advertising revenue for 2007. Unlike the years when growth (or decline) was heavily influenced by property advertising, the growth in 2007 was more broad-based.

Of the ten largest spending categories, eight categories grew in spending this year. Among these large categories, the most significant growth in spending (in terms of dollar amount) came from supermarkets and banks, reflecting improved retail sales and higher demand for wealth management products.

As a result of our client development efforts targeted at the broadband service providers, Macau hotels and other properties, equestrian/Olympics promotion agencies, jewellery/watch retailers and sports-related membership clubs, strong growth was achieved among these categories In fact, the dollar amount growth contributed by these five categories was approximately half of the total growth experienced for the whole year.

We shall continue, as a priority in 2008, our marketing activities on client development, Olympics-related products and the new digital channels. Special efforts to deliver revenue growth via new product categories are becoming increasingly important because the generally higher economic confidence within Hong Kong is being diluted by increasing fears of a global economic recession triggered by concerns over the US sub-prime mortgages.

TERRESTRIAL CHANNELS PERFORMANCE

Jade continued to be viewers' preferred TV channel in Hong Kong. Jade, the flagship channel in Cantonese, achieved an overall weekday prime time[1] average *audience share*[2] *of 84% (2006: 85%) among terrestrial* Chinese channels, and Pearl, the English channel, achieved a weekly prime time[3] average of 79% (2006: 75%) among terrestrial English channels during the year.

The Jade Channel

2007 was a double celebration year on the occasion of the station's 40th anniversary and the 10th anniversary of the handover of Hong Kong SAR.

Jade hit new strides with innovative new formats and ground-breaking collaboration with Chinese broadcasters.

On the drama front, *Heart of Greed* grew into a phenomenon and became literally talk-of-the-town with the audience widely emulating the matriarch character's self-styled aphorisms, with the finale turning into event viewing. The top-rated series honours went to the grassroots comedy *The Family Link* which spoke to desperate housewives, while male conflicts confounded *Fathers and Sons*.

Our stronger partnership with Chinese broadcasters reached another milestone with CCTV and TVB co-producing the star-studded 60-episode *The Drive of Life*. This drama series formed part of Jade's programming which commemorated the 10th anniversary of the handover of Hong Kong SAR.

Innovation spread to reality shows in our first collaboration with Hunan Satellite TV in *Strictly Come Dancing*, a ten-episode contest series featuring Hong Kong and mainland China artiste participants, which won the hearts of the Chinese audience on its national broadcast. The Chinese national mountain climbing team invited TVB to be their exclusive partner in the expedition to scale Mount Yuzhu. The five-episode



Top 10 Dramas on Jade Channel in 2007 by Average Ratings
Average Audience Share*
The Family Link
87%
Fathers and Sons
87%
Heart of Greed
86%
Ten Brothers
90%
On The First Beat
89%
The Green Grass of Home
90%
Dicey Business
90%
Steps
88%
The Drive of Life
90%
War and Destiny
87%
0
5
10
15
20
25
30
35
40
TVRs4

* average audience share[2] among terrestrial Chinese channels



Top 10 Non-drama Programmes on Jade Channel in 2007 by Average Ratings
Average Audience Share*
TVB 40th Anniversary Gala
92%
China National Day Fireworks Display 2007
88%
TV Awards Presentation 2007
92%
26th Hong Kong Film Awards Presentation
88%
April's Fool Special
85%
Deal or No Deal (Series 2)
84%
Where Are They Now?
88%
J.S.G. Best 10 Awards Presentation 2006
83%
Foodie 2 Shoes
88%
On The Road (Series 2)
84%
0
5
10
15
20
25
30
35
40
TVRs4

* average audience share[2] among terrestrial Chinese channels

1 *Jade's weekday prime time runs from 7 p.m. to 11 p.m.*

2 *Audience share (%) is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial TV channels in Hong Kong, the base would be the combined TV ratings*[4] *(TVRs) of terrestrial Chinese channels or the combined TVRs of terrestrial English channels.*

3 *Pearl's weekly prime time runs from 7 p.m. to midnight.*

4 *TV Rating (TVR) represents the size of audience expressed as a percentage of the total TV population. For 2007, the TV population was 6,482,000, and therefore, 1 TVR represents 64,820 viewers (1% of the TV population). Ratings data source: CSM Media Research.*

celebrity reality anniversary special *Into Mt. Yuzhu* was a testimony of our team's courage and endeavour. Meanwhile, the new season of the highly-acclaimed docu-travelogue *On the Road* continued to capture the hearts and minds of our audience.

TVB's developed a new format in the programme *Foodie 2 Shoes* which was co-hosted by a Taiwanese artiste and one of our own artistes, finished with a finale in Taipei. Back home, the appeal of the local adaptation of the acquired game show format *Deal or No Deal* grew with its latest season.

Annual specials remained the top draw with *TVB 40th Anniversary Gala* rightly being the highest-rated variety special of 2007, followed by *TV Awards Presentation 2007* and the *Jade Solid Gold Best 10 Awards Presentation 2006*.

To mark the station's 40th anniversary, News' critically-acclaimed four-episode compilation of *Behind the News* took a current look at the many former news anchors and their insight over the last four decades.

To pave the way for our overwhelming coverage of the Beijing Olympics, Jade launched a variety of programmes. These included game show *Challenge of the Stars*; a series on human interest and aspirational stories, featuring interviews with top Chinese athletes *My Olympic Heroes*; a series of informational programmes on the host cities *Beyond Beijing* and documentaries on how technological advancements helped to make the Beijing Olympics more environmentally friendly (*New Technology of Beijing 2008 Olympic Games*). Equipped with the biggest broadcast centre within the Asia-Pacific Broadcasting Union ("ABU") in Beijing and an array of new digital channels, TVB's coverage in the summer of 2008 will definitely be the highlight of the year.

The Pearl Channel

Pearl achieved remarkable ratings in 2007 with the top-rated 100 programmes on English terrestrial channels all on Pearl. Weekend blockbusters remained the audience's favourite with Movie of the Month: *Spider-Man 2* leading the chart followed by the *Harry Potter* and *Shrek* series which gained in appeal when coincided with the latest sequel's theatrical release in Hong Kong.

Top 10 Programmes on Pearl Channel in 2007 by Average Ratings


Average Audience Share*
Spider-Man 2
92%
Harry Potter and the Chamber of Secrets
93%
Harry Potter and the Sorcerer's Stone
95%
Bean
97%
Pirates of the Caribbean: The Curse of the Black Pearl
89%
Spider-Man
88%
Shrek 2
82%
Shrek
92%
I, Robot
95%
Bruce Almighty
95%
0
5
10
15
TVRs[4]

* average audience share[2] among terrestrial English channels

On weekday nights, Pearl further strengthened its upmarket, trendy, and international position by showcasing a double bill of the latest edgy US/UK drama series hits such as *Heroes* (appealing mostly to mature male audience), *Ugly Betty* (appealing to females of all ages) and the much anticipated second season of the popular *Prison Break* while building a loyal following for the weekly Japanese drama highlighted by the controversial *Mother at 14* (drawing both young and mature female audience) which was 2007's most highly-rated Asian drama on Pearl.


© 2006 NBC Universal Inc.
All Rights Reserved.
HEROES



To capture the younger audience who enjoy reality entertainment, *America's Got Talent* made its welcome debut while female fans kept *America's Next Top Model* their perennial favourite well into its ninth season.

For those who appreciate top quality documentaries, Pearl launched the BBC's landmark HD production *Planet Earth* in all its ecological glory with critical insight into environmental protection. During 2007, our own station-produced lifestyle magazine show *Dolce Vita* ventured to cover the Swiss Watch Fair in Basel, Switzerland, bringing our audience the latest watch trends.

To reinforce its market position in 2007, the channel opted to place heavy emphasis on local and international event programming, in particular sports, to appeal to a wider audience base. One of Hong Kong's highlights of the year, the *Rugby Sevens*, returned to Pearl, winning home-grown and visiting rugby fans over a festive weekend in March. In August, Pearl hosted the Equestrian Trials in preparation for 2008 Beijing Olympics' equestrian events to be held in Hong Kong. Pearl also telecasted matches featuring European soccer teams (such as Manchester United playing against Shenzhen) and NBA China Games 2007. Lastly, Pearl also covered the star-studded ground-breaking first Asian Film Awards which honoured Asian talent and drew international spotlight to our city.

The New Digital Channels

HD Jade led the field and set new standards by being Hong Kong's first 24-hour high definition ("HD") TV channel. HD production is fast becoming the norm for Jade's drama, comedy and infotainment programmes. Sports programmes will fully exploit the new advances in technology culminating in all the major events of the Beijing Olympics which will be showcased in our own dedicated HD channel. Standard definition channel Jade 2 ("J2") is currently on trial broadcast and targets the younger audience group.



DIGITISATION

On 31 December 2007, Hong Kong made broadcasting history as we commenced digital broadcasting from our Temple Hill main transmission site using the Chinese National Standard with the advanced MPEG-4 part 10 (H.264) compression systems. As required by the Broadcasting Authority, initial coverage of the new digital transmission reached greater than 50% of the Hong Kong population.

Work has commenced on the establishment of a further five principal transmission sites around Hong Kong during 2008 to meet the regulatory requirement of at least 75% digital coverage before the start of 2009.

The result of our being able to combine digital broadcasting and new technology is that we are able to offer efficiently a full time HD service together with standard definition services in the one single multiplex accorded to us for new services by the Government.



Our first new channel, HD Jade, has received positive comments for its excellent HD picture quality, and we observe that it is now the demonstration channel of choice with major electrical retail outlets, as it enables them to show off their latest HD LCD and Plasma TVs in full splendor.

Studio infrastructure upgrade continues with the conversion to HDTV and the introduction of associated non linear editing facilities including a complete tapeless work flow for all HDTV production. This upgrading of facilities will provide opportunities for the new media business to efficiently distribute content on emerging platforms. Preparations are well advanced for the production and integration of the Beijing Olympic Games which, for the first time, will be in full HDTV. Plans to achieve 75% coverage of all households before the Olympics are well advanced.

We will commence developing new revenue streams in 2008 from all of the new digital programming, as well as from the new interactive services. As with all new services, the significance of the revenue generated is largely dependent on the penetration rate of the new services.

Review of Operations



COMMENDATIONS AND AWARDS

International recognition for TVB's creativity and excellence in programme production and on-air promotion reached far and wide in 2007.

Documentary *Sunday Report: Give Us A Hand! Help Us Lie!* became a finalist in the Current Affairs Category in the 2007 International Emmy Awards. Also, our artiste, Bobby Au Yeung Chun Wah, became a finalist in the Best Performance by an Actor, in his performance in drama *Dicey Business*.

Another documentary: *The Pearl Report: Hong Kong's Handover – Ten Years On: Snapshots/Greener Pastures?* won the Silver World Medal: Best News Documentary/Special category at the New York Festivals 2008.

Discovering China: Great Railway Journey took a winner in the TV Children Category in the ABU Prizes 2007. *Sunday Report: Children Left Behind* received a winning award in ABU/CASBAA/UNICEF Child Rights Award 2007.

The Rise of The Great Nations which was a programme originally produced by CCTV but re-packaged by us for distribution in the Cantonese language, won the Silver Award Promotion: Best Documentary Campaign category at the PROMAX Asia Awards 2007.



COMMUNITY AND PUBLIC SERVICE

In this special year, our community and public service efforts achieved a number of successes. We surpassed our previous record by assisting local and international charitable organisations to raise HK$168 million (2006: HK$139 million) through motivating active audience participation in our fund-raising specials.

In addition to supporting charities, TVB also promotes social awareness and issues of public interest. Among these were programmes on fighting crime and corruption (*ICAC Investigators 2007*), civil responsibilities (*Basic Law Quiz Show 2007, Singing Contest For The Promotion Of Basic Law, National Educational Quiz Show*), protection of our environment (*EPD Special: Dress Down & Energy Saving Show, WWF Special: Ekin And Whale Sharks*) and caring for the aged (*Senior Citizen Home Safety Association Special: Care For The Elderly 2007*).

Off screen, TVB arranged artistes and Miss Hong Kong titleholders to support community events such as Walk for Millions of The Community Chest and the annual Charity Sale of Cookies in aid of the Yan Chai Emergency Assistance Relief Fund. The Children's Festival has become a popular annual summer activity since our silver jubilee. It aims to help children spend their holidays in a meaningful way as well as to improve bonding with their parents.

We are pleased that our market position in Hong Kong's media and entertainment industry has enabled us to contribute and give back to the community.




2007
歡樂滿東華
TVB
PCCW
83388888
捐款熱線:1878333(130條線)



Review of Operations

INTERNATIONAL OPERATIONS

PROGRAMME LICENSING AND DISTRIBUTION

During the year, the overall revenue from programme licensing and distribution recorded a 3% growth. Our major markets, namely Malaysia, mainland China and North America, continued to perform and deliver steady revenue growth.

As mentioned in our last annual report, we have begun to strategically diversify into providing content for new media and to increase the supply of titles through telecast licensing and channel distribution. These efforts are beginning to bear fruit.

In Malaysia, ASTRO All Asia Networks plc launched a near video-on-demand service with our first run dramas, providing us with a steady new revenue stream. In this market, TVB programmes gained further popularity as we increased our marketing efforts by deploying our artistes to promote drama launches. In the recent Wah Lai Toi Annual TV Awards 2007, TVB artistes reaffirmed their popularity in this key market, proving that our dramas are in strong demand. In Singapore, our multiple-year supply contract with Channel U, the free-to-air channel, expired in 2007 resulting in a decline in revenue. However, our new contract to supply new channels, for example TVB classic drama channel, and programmes for video-on-demand services to StarHub Cable Vision, Singapore's pay TV operator, started to generate a reliable revenue stream commencing in the second half of 2007. Our telecast business in mainland China continued to deliver steady growth, as we saw an increase in the number of TVB dramas approved by the State Administration for Radio, Films and Television ("SARFT") during the year. Furthermore, we continued to expand our market through video-on-demand internet café and IPTV operators. In North America, we achieved satisfactory revenue growth from our partnership with Fairchild TV and our own satellite platform. Revenue growth in these territories helped compensate the revenue decline under traditional homevideo licensing, which continued to suffer from piracy and illegal internet downloading.

In mainland China, a number of co-production projects were completed with success. Amongst the most prominent of these projects was the CCTV/TVB co-produced drama series *The Drive of Life*. The series premiered on CCTV in June 2007 and was later re-run on Hunan Satellite TV. This was the first time a TVB drama series was able to achieve primetime broadcast on national channels in mainland China.

In addition, we co-produced a lifestyle series *Market Trotter* and the programme *The 10th Anniversary of Hong Kong Reunification* with Shenzhen Satellite TV, and a celebrity contest series *Strictly Come Dancing* with Hunan Satellite TV during the year. These programmes were broadcast on Shenzhen Satellite and Hunan Satellite TV channels respectively, gaining good ratings and national following. For the first time, we co-produced beauty pageant *Miss Chinese International 2007* with Foshan TV and the programme was broadcast live on Jade and on our as well as our partners' overseas platforms falling within the same time zone.

OVERSEAS SATELLITE PAY TV OPERATIONS

Our overseas satellite pay TV platforms in the USA, Australia and Europe performed satisfactorily with double-digit revenue and operating profit growth. We were able to utilise the increased supply of programmes from our production base in Hong Kong for the compilation of additional new channels to our subscribers.

USA

The number of subscribers to our five-channel Chinese package on DirecTV showed a single-digit percentage growth, despite very keen competition among the Chinese channel operators. Subscribers to our new Vietnamese-dubbed drama channel in the USA grew significantly in just 14 months since its launch. To capture the increasing demand in Mandarin programmes, a new Mandarin service with two TVB channels was launched in July 2007.

Australia

The number of subscribers to our 14-channel Chinese package achieved single-digit percentage growth, while the advertising revenue achieved double-digit percentage growth. We launched a new Mandarin package with 12 channels in July 2007 to increase our market presence in the growing Mandarin-speaking market. We shall also explore IPTV and internet TV technology to widen our distribution network and to increase our channel capacity.

Europe

While the number of subscribers to our single channel platform remained about the same as 2006, percentage growth in advertising revenue was double-digit. Our operations will expand to become a five channel pay TV platform in 2008.

CHANNEL OPERATIONS

TVBS – Taiwan

The Taiwanese market weathered yet another year of economic setback, with the Government focusing attention on political rather than economic issues. CCI (Consumer Confidence Index) plummeted from 83.8 in November 2003 to 63.3 in November 2007, the lowest in five years. And whilst the increase in CPI (Consumer Price Index) seems to be at an acceptable 1.8% year-on-year growth, indicating that inflation was apparently not serious, a generally lower disposable household income level and a pessimistic market outlook resulted in significantly weaker consumer spending. Many businesses responded by cutting costs and Taiwan's total advertising revenue declined by 5% over 2006, with the cable TV sector down by an even more significant 5.8%[5]. As a result, TVBS' revenue suffered under this uncertain economic environment.

Taking a long term positive view, we entered into an agreement in December 2007 to acquire a new 11-storey building located in Neihu district, Taipei City, for a consideration of NT$2,598,000,000 (approximately HK$624,819,000) which has about 26,780 square meters in floor area to provide an integrated production and broadcasting base for TVBS. Plans are in place for TVBS to move into its new home towards the end of 2008 or early 2009.


TVBS
TVBS


TVBS
TVBS

TVB8 and Xing He

The overall performance of TVB8 and Xing He channels was satisfactory. It grew in both subscription and advertising revenue. This is partly attributable to co-production activities. For example, TVB8's co-productions with ASTRO in Malaysia (*Minutes to Fame 2007*) and Beijing TV (*CNY Celebration in Beijing 2007*) both earned enthusiastic local response and critical acclaim. *Mid-Autumn Show in Suzhou*, co-production with Suzhou TV was also well received.

Both TVB8 and Xing He received a boost in market coverage as a new carriage agreement with StarHub Cable Vision in Singapore took effect in the second half of 2007.

5 *Source: AC Nielsen Taiwan*

Review of Operations

HONG KONG PAY TV BUSINESS

SUPPLY OF CHANNELS TO TVBPV

TVB continues to supply eight channels – six entertainment channels: TVB Lifestyle, TVB Drama, TVB Kids, TVB Classic, TVB Entertainment News and TVBM; and two news channels TVBN and TVBN2 – to TVBPV on an exclusive basis under a channel supply agreement.

TVB Drama showcased the latest, same season broadcast, of hit Asian series such as the Korean drama titles *Air City, Money War, Thank You*; and Taiwan idol dramas *Why Why Love, The Teen Age*. To ride on the success of local drama *Heart of Greed*, TVB Classic brought back Stardust Memories featuring dramas performed by popular Louise Li.

On TVB Lifestyle, a new programme *Speak Up* organised an outdoor forum to discuss the social issues of Tin Shui Wai and received positive feedback. The highly sought after interview programme *Be My Guest* featured a number of outstanding figures and artistes ranging from the Financial Secretary to movie director and icon Ang Lee and Jet Li.

INVESTMENT IN TVBPVH

TVB's interest in TVBPVH, had been reduced from 49% to 29%, subsequent to the disposal of a 20% stake to Gemstone Pacific Limited, an independent third party. During the year, TVB shared losses under equity accounting of HK$125 million of TVBPVH, whilst the shared losses of 2006 was HK$163 million.

The pay channels are distributed through satellite master antenna television, the broadband service provided by Hutchison Global Communication Limited, as well as PCCW Limited's NOW TV. The improved uptake of subscribers helped to further reduce the losses of TVBPVH.


生活台


劇集台


音樂台


經典台


兒童台


新聞台


新聞2台



OTHER BUSINESSES

INTERNET OPERATIONS

We have made enhancements to our portal www.tvb.com. Our much applauded drama series *Heart of Greed* was given particularly strong coverage on our portal, following the increase in buzz on the internet over this drama. The enhanced coverage included highlights and quotes of the day, *Heart of Greed* main characters' blog, live chat room, ringtone and discussion forum.

When the TV programme *Infolink* was launched in November 2007, it was supported by a tightly integrated mini-site that encouraged viewers to comment and contribute their own content and suggestions to our site online.

Also in November, a rich TVB artistes blog featuring over 80 artistes was launched. This artiste blog, which is being updated on a regular basis, serves both as a communication tool and as a traffic generator.

We also created a daily online fashion show in support of our hit drama *War of In-laws II*. The fashion show aroused talking points about the fashion worn by the main characters. Recently, a TVB Featured Blog was launched, which highlighted the news on the acute problems caused by the snow storms in China.

These efforts contributed to an increase of over 40% in average daily traffic in 2007 when compared to 2006. We aim to substantially increase user volume, traffic volume and advertising revenue on our portal in 2008.

MAGAZINE PUBLISHING

2007 was a challenging year for our publication, TVB Weekly. The proliferation of free dailies had intensified the competition among the print media, which brought an adverse effect on TVB Weekly's advertising revenue. Nevertheless, our sales and marketing team enhanced its work in creative advertising services. This included tailor-made promotional events, and publication of customised booklets. Such creative services were largely welcomed by our clients and brought us increased advertising revenue. We expect these creative services to generate more revenue in 2008.

In spite of severe competition amongst magazine, TVB Weekly's unique positioning of TVB's official magazine continues to attract a large number of the station's loyal fans and television lovers in general. TVB Weekly maintained a steady circulation in 2007.

In order to expand readership and to explore more categories of advertisers, TVB Weekly recently launched a series of new regular supplements, namely TVBaby, TVBeauty and Digital Channel Guide. We also introduced a series of special on-pack premiums, such as TVBuddy special gifts and Drama Booklets. Although printing cost would increase, we believe these supplements would raise our readership, and generate advertising revenue in both the parenting product and cosmetics product categories.

MUSIC

During the year, TVB Music Limited, a wholly-owned subsidiary, co-invested in or participated as the production house for various concerts in public arenas in Hong Kong with satisfactory results.



Review of Operations

FINANCIAL REVIEW

DISPOSAL TRANSACTION

On 10 August 2007, TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with Gemstone Pacific Limited for the sale of 217,173,552 shares, representing 20% equity interests in TVBPVH at a consideration of HK$140,000,000 in cash. The transaction was completed in December 2007.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's financial position continued to be strong. Total equity stood at HK$5,369 million (2006: HK$4,868 million), representing an increase of approximately 10%.

Non-current assets, comprising property, plant and equipment, leasehold land, goodwill, and investments, amounted to HK$2,232 million (2006: HK$2,259 million).

Trade and other receivables, prepayments and deposits (current portion) amounted to HK$1,406 million (2006: HK$1,372 million), representing an increase of approximately 2%. This mainly related to a higher level of billing to customers. Further to a review of the trade receivables from an associate, a provision for impairment loss of HK$135 million was made within the year.

Trade and other payables and accruals amounted to HK$668 million (2006: HK$594 million) representing an increase of approximately 12%. This was principally attributable to increase in creditors relating to additions in plant and equipment to which titles had been passed to the Group at the year end.

The Group continues to maintain a strong liquidity position. As at 31 December 2007, the Group had bank and cash balances of HK$2,141 million (2006: HK$1,597 million), an increase of approximately 34%. About 9% of the bank and cash balances were maintained in overseas subsidiaries for their daily operation. Cash and cash equivalent balances as at 31 December 2007 amounted to HK$2,009 million, of which 51% were in Hong Kong dollars, 42% in US dollars and 7% in other currencies.

The Group generally finances its operations and business development through internally generated resources. As at 31 December 2007, the Group's net current assets amounted to HK$3,277 million (2006: HK$2,752 million), representing an increase of approximately 19%. The current ratio, expressed as a percentage of current assets to current liabilities, stood at 5.42 as at 31 December 2007 (2006: 5.07).

As at 31 December 2007, the capital structure of the Company consisted of 438,000,000 ordinary shares of HK$0.05 each. There was no outstanding bank loan and other borrowings as at 31 December 2007 (2006: zero). However, for the financing of a property in Taipei, a mortgage loan and a short-term loan from a bank in Taiwan amounting to NT$1,519 million was drawn down on 14 March 2008.

The capital commitments of the Group as at 31 December 2007 were HK$1,676 million (2006: HK$821 million). These commitments included the continuation of an extensive capital expenditure programme for the development of digital terrestrial television network and HDTV production plan and an amount of HK$562 million (NT$2,338 million) for the property in Taipei.

CONTINGENT LIABILITIES

As at 31 December 2007, there were guarantees given to banks amounting to HK$10 million (2006: HK$9 million) for banking facilities granted to an investee company.

The Group has received protective profits tax assessment notices from the Inland Revenue Department of Hong Kong (IRD) for the years of assessment 1998/99, 1999/2000 and 2000/01 on the profits generated by the Group's programme licensing and distribution business carried out overseas, to which the Group has objected. Out of the total amounts assessed, the Group has been granted conditional holdovers by the purchase of Tax Reserve Certificates in the amounts of HK$24 million, HK$24 million and HK$20 million for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively, whereas unconditional holdovers have been granted for the remaining assessed amounts of HK$74 million, HK$75 million and HK$66 million for the years of assessment 1998/99, 1999/2000, 2000/01 (revised) respectively. Further additional profits tax assessment notices for the year of assessment 2001/02 are expected to be issued before 31 March 2008.

The Group has filed an objection to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

The Group's foreign exchange exposures comprise trading and non-trading foreign currency translation exposures. Foreign exchange trading exposures mainly arises from trade receipts from overseas customers.

The Group is also exposed to currency fluctuation on translation of the accounts of overseas subsidiaries and also on the repatriation of earnings and loans. In order to mitigate the potential impact of currency movements, the Group closely monitors its foreign exchange exposures and uses suitable hedging arrangements against significant foreign currency exposures where necessary. No forward exchange contract was entered into by the Group during the year under review.

HUMAN RESOURCES

The Group employed, excluding Directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 4,532 (2006: 4,557) full-time employees as at 31 December 2007.

For employment in Hong Kong, different pay schemes apply to contract artistes, sales and non-sales personnel. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated on commission based schemes. Non-sales personnel are remunerated on monthly salaries. About 26% of the Group's manpower was employed in overseas subsidiaries, and was paid on a scale and system relevant to the respective localities and legislations.

For Hong Kong employees, discretionary bonuses may be awarded as an incentive for better performance. Depending on individual's performance, a majority of the qualified personnel received discretionary bonuses between 0.75 and 1.25 of their monthly basic salaries for the year 2007.

The Group does not operate any employee share option scheme.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.



Corporate Governance

Directors



Sir Run Run SHAW

G.B.M.
Executive Chairman

aged 100, is one of the founding directors of the Company and was appointed Executive Chairman in 1980. He is Executive Chairman of Shaw Brothers (Hong Kong) Limited, a company listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), and President of the Shaw group of companies. Through the Shaw group, he holds a major interest in the share capital of the Company. Sir Run Run Shaw established The Shaw Foundation Hong Kong Limited in 1973 and is the Appointor of the Sir Run Run Shaw Charitable Trust. He is a Permanent Honorary Chairman of the Board of Trustees of United College of the Chinese University of Hong Kong and a Life Member of the Council of the Chinese University of Hong Kong. He is the husband of Ms. Mona Fong, the Deputy Chairperson and Acting Managing Director of the Company.

Dr. Norman LEUNG Nai Pang

G.B.S., LL.D., J.P.
Executive Deputy Chairman

aged 67, was appointed Director of the Company in September 2003 when he also took up the position as Executive Deputy Chairman. He is the Deputy Chairman of Transport International Holdings Ltd. and a director of Wing Lung Bank Ltd., both of which are listed on the Hong Kong Stock Exchange. Dr. Leung has been active in public service for over 30 years and he served as Commissioner of the Civil Aid Service from 1993 to 2007, Chairman of the Broadcasting Authority from 1997 to 2002 and Council Chairman of City University of Hong Kong from 1997 to 2003. He is now the Pro-Chancellor of City University of Hong Kong and a member of the Advisory Committee on Post-office Employment for former Chief Executives and Politically Appointed Officials.



Mona FONG

Deputy Chairperson and Acting Managing Director



aged 73, has been Director of the Company since 1988. She was appointed as Deputy Chairperson and Acting Managing Director on 25 October 2000 and 31 May 2006 respectively. Ms. Fong is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited, a company listed on the Hong Kong Stock Exchange, and Chairperson and Managing Director of the Shaw group of companies. She is also the Chairperson of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.



Dr. CHOW Yei Ching

G.B.S.
Non-executive Director

aged 72, was appointed Director of the Company in 2000. He is the founder and chairman of Chevalier Group, which consists of two listed companies on the Hong Kong Stock Exchange – Chevalier International Holdings Limited and Chevalier Pacific Holdings Limited. He is also an independent non-executive director of Shaw Brothers (Hong Kong) Limited, Van Shung Chong Holdings Limited and Towngas China Company Limited. He was appointed The Honorary Consul of The Kingdom of Bahrain in Hong Kong and a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai.

Christina LEE LOOK Ngan Kwan

Non-executive Director



aged 84, is the widow of the Founder of the Company, Mr. Lee Hsiao-Wo. Mrs. Lee became Director of the Company in 1981. She is a non-executive director of Sa Sa International Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mrs. Lee is actively involved in Caritas, Hong Kong, a local charitable organisation. Mrs. Lee is the aunt of Mr. Chien Lee and mother of Mr. Anthony Lee Hsien Pin.

Directors

Kevin LO Chung Ping

Non-executive Director

aged 71, joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed Director in 1977. He is also a director of Gold Peak Industries (Holdings) Limited, a company listed on the Hong Kong Stock Exchange.





Edward CHENG Wai Sun

S.B.S., J.P.
Independent Non-executive Director

aged 52, was appointed Independent Non-executive Director of the Company in June 2006. He is the deputy chairman and chief executive of USI Holdings Limited and non-executive director of Winsor Properties Holdings Limited, both listed on the Hong Kong Stock Exchange.

Chien LEE

Independent Non-executive Director

aged 54, is a private investor. He was appointed Independent Non-executive Director of the Company in 2005. He is also non-executive director of Hysan Development Company Limited and Swire Pacific Limited, both listed on the Hong Kong Stock Exchange. He is also a Council Member of The Chinese University of Hong Kong and The Hong Kong Institute of Education. He received a Bachelor of Science Degree in Mathematical Sciences, a Master of Science Degree in Operations Research (1975) and an MBA Degree (1979) from Stanford University, California, U.S.A. Mr. Lee is the nephew of Mrs. Christina Lee Look Ngan Kwan and is a cousin of Mr. Anthony Lee Hsien Pin.



Dr. LI Dak Sum

DSSc. (Hon.), J.P.
Independent Non-executive Director

aged 87, is the chairman of Sharp-Roxy (Hong Kong) Limited which markets Sharp products in Hong Kong and Mainland China. Dr. Li is also the chairman of Carlton Hotel in Singapore. He was appointed Director of the Company in 1995.





Gordon SIU Kwing Chue

G.B.S., J.P.
Independent Non-executive Director

aged 62, was appointed Independent Non-executive Director of the Company in July 2007. He is also an independent non-executive director of Transport International Holdings Limited and China Resources Enterprise, Limited since October 2004 and November 2006 respectively which are listed on the Hong Kong Stock Exchange. Mr. Siu joined the Civil Service in 1966, rose to the rank of Secretary, Government Secretariat in 1993 and retired from the Service in 2002 with a service of over 36 years.

Anthony LEE Hsien Pin

Alternate Director to Mrs. Christina LEE LOOK Ngan Kwan

aged 50, is a director of Hysan Development Company Limited and Lee Hysan Estate Company Limited, and also a director and substantial shareholder of Australian-listed Beyond International Limited. He was appointed as Alternate Director to Mrs. Christina Lee Look Ngan Kwan in September 2002. He is the son of Mrs. Lee and is a cousin of Mr. Chien Lee.



Senior Management



George CHAN Ching Cheong

Assistant Managing Director

aged 55, first joined TVB's Sales Department in 1975. He held the position of Controller (Marketing & Sales) from 1982 to 1989. He has had a successful career as an entrepreneur and as director of several prominent companies engaged in media, telecommunication and technology in Hong Kong and overseas. Amongst other successful start-ups, he co-founded STAR-TV, Pacific Century Group and PCCW Limited in 1990, 1994 and 1999 respectively. He rejoined TVB in November 2004 as Assistant Managing Director.



Stephen CHAN Chi Wan

General Manager – Broadcasting

aged 49, first joined TVB as Controller (Programme) and took on the added responsibilities of Controller (External Affairs) in 1996. He was promoted to Assistant General Manager – Television Broadcasting in April 2002 and General Manager – Broadcasting in April 2004. Mr. Chan has extensive experience in the administration, broadcasting and corporate communication field. Before joining TVB, Mr. Chan had worked in various departments of the Hong Kong Government for 10 years prior to joining Hong Kong Commercial Broadcasting Limited.

CHEONG Shin Keong

General Manager – Broadcasting

aged 51, joined TVB as Controller, Marketing & Sales in 1989. He has extensive experience in the advertising/marketing industry and contributes actively to the professional development of marketing in Hong Kong through leading marketing industry bodies. He assumed the duties of General Manager – Broadcasting in April 2004. He is responsible for marketing, business development and corporate development matters including digital and mobile TV. He is a Fellow and Council Member of the Hong Kong Management Association and a Fellow of the Chartered Institute of Marketing.





Mark LEE Po On

General Manager – Finance and Administration

aged 52, joined TVB in February 2007 as General Manager – Finance and Administration. Mr. Lee is a member of the Institute of Chartered Accountants in England and Wales and also a member of the Hong Kong Institute of Certified Public Accountants. He has about 30 years of financial and commercial experience including working with KPMG and Asia Television Limited before joining TVB.

Report of the Directors

The Directors submit their report together with the audited financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activities of the Company are terrestrial television broadcasting, together with programme production and other TV-related activities. The principal activities of the subsidiaries are detailed in Note 34 to the consolidated financial statements.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 4 to the consolidated financial statements.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the year are set out in the consolidated income statement on page 50.

Movements in the reserves of the Group and the Company during the year are set out in Note 17 to the consolidated financial statements on page 87.

Distributable reserves of the Company at 31 December 2007, calculated under Section 79B of the Companies Ordinance of Hong Kong, amounted to HK$3,696,014,000 (2006: HK$3,506,504,000).

DIVIDENDS

The Directors recommended the payment of a final dividend of HK$1.50 per share for the 438,000,000 ordinary shares in issue in respect of the year ended 31 December 2007. Subject to shareholders' approval at the forthcoming 2008 annual general meeting of the Company to be held on 28 May 2008, the proposed final dividend will be paid on or around 5 June 2008 to shareholders who are on the Register of Members of the Company on 28 May 2008.

Together with an interim dividend of HK$0.30 per share paid on 27 September 2007, total dividend for the year will amount to HK$1.80 per share (2006: HK$1.70 per share).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 7 May 2008 to 28 May 2008, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfer accompanied by the relevant share certificates must be lodged with the Company's Share Registrars and Transfer Office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration not later than 4:30 p.m. on 6 May 2008.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$220,000.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group are set out in Note 5 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in Note 16 to the consolidated financial statements.

FIVE-YEAR FINANCIAL REVIEW

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 45.

DIRECTORS

The Directors during the year were:
Run Run SHAW
Norman LEUNG Nai Pang
Mona FONG
CHOW Yei Ching#
Christina LEE LOOK Ngan Kwan#
Kevin LO Chung Ping#
Edward CHENG Wai Sun*
Chien LEE*
LI Dak Sum*
Gordon SIU Kwing Chue* *(appointed on 10 July 2007)*
HO Ting Kwan# *(resigned on 13 April 2007)*
Robert SZE Tsai To* *(resigned on 22 January 2008)*

The Alternate Director during the year was:
Anthony LEE Hsien Pin *(alternate to Mrs. Christina LEE LOOK Ngan Kwan)*

 # Non-executive Director

* Independent Non-executive Director

Mr. Gordon Siu was appointed as Independent Non-executive Director of the Company on 10 July 2007. Under Article 109 of the Articles of Association of the Company (the "Articles"), Mr. Siu holds office until the next annual general meeting to be held on 28 May 2008 (the "Annual General Meeting"), and being eligible, offers himself for election.

In accordance with Article 114(A) of the Articles, Dr. Chow Yei Ching, Mr. Chien Lee, and Mr. Kevin Lo shall retire by rotation and being eligible, offer themselves for re-election at the Annual General Meeting.

Details of the proposed candidates standing for election or re-election are set out in the Notice of Annual General Meeting sent together with this Annual Report.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

The biographical details of Directors and Senior Management are set out on pages 24 to 29 of this Annual Report.

Report of the Directors

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2007, the beneficial interests of the Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:–

	No. of ordinary shares of HK$0.05 each				
	Personal interests	Family interests	Corporate interests	Total	Percentage of issued capital (%)
Run Run Shaw	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
Christina Lee	602,144	–	16,701,000 (b)	17,303,144	3.95%
Mona Fong	1,146,000#	–	–	1,146,000	0.26%
Chien Lee	400,000	–	–	400,000	0.09%
Li Dak Sum	–	–	300,000 (c)	300,000	0.07%
Chow Yei Ching	100,000	–	–	100,000	0.02%

Duplication of shareholdings occurred between parties# shown above and between parties shown above and below under "Substantial Shareholders".*

Notes:

(a) *113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Shaw Holdings Inc. holds 74.58% and 100% equity interests respectively. Sir Run Run Shaw exerts 100% control over Shaw Holdings Inc. through The Sir Run Run Shaw Charitable Trust.*

(b) *10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.*

(c) *The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds a 100% equity interest.*

All the interests stated above represent long positions. The Company or any of its subsidiaries did not operate any employee share option scheme and therefore no such rights had been granted to the Directors or chief executive or their spouse or children under 18 years of age to subscribe for shares or debentures of the Company or any other body corporate during the year under review.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any Directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 31 December 2007.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance showed that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital.

	No. of ordinary shares of HK$0.05 each	Percentage of issued capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management	24,007,504 (a)	5.48%
Matthews International Capital Management, LLC	21,923,833 (a)	5.00%

Duplication of shareholdings occurred between parties shown here and above under "Directors' Interests in Shares".*

Note (a): Interests were held in the capacity of investment manager.

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 31 December 2007.

DIRECTORS'/SUBSTANTIAL SHAREHOLDERS' INTERESTS IN CONTRACTS

CONNECTED TRANSACTIONS

The following transactions constitute continuing connected transactions of the Company which are subject to the requirements under Chapter 14A of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules"):

a) On 30 September 2004, TVBI Company Limited ("TVBI"), a wholly-owned subsidiary of the Company and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS"), an associate of the substantial shareholder of three of the Company's non wholly-owned subsidiaries, entered into an agreement, pursuant to which TVBI would supply television programmes to MBNS for broadcast in Malaysia and Brunei on a channel owned and operated by MBNS for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement was entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by TVBI for revenue generated from hotel and commercial establishments respectively. The income accrued by TVBI during 2007 was HK$79,828,000 (MYR34,928,000).

b) On 30 September 2004, TVBI acting as an agent of Liann Yee Production Co. Ltd. ("LYP"), a wholly-owned subsidiary of the Company and MBNS entered into an agreement, pursuant to which TVBI would supply a Mandarin language channel to MBNS for broadcast in Malaysia and Brunei on the pay television services operated by MBNS and its affiliated company for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement was entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by LYP for revenue generated from hotel and commercial establishments respectively. The income accrued by LYP during 2007 was HK$28,681,000 (MYR12,549,000).

c) On 30 September 2004, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly-owned subsidiary of the Company and MBNS entered into an agreement, pursuant to which TVBSE would supply two Mandarin language channels to MBNS for broadcast in Malaysia and Brunei on the pay television services operated by MBNS and its affiliated company for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 February 2005, an addendum to the agreement was entered into between the parties for the increase of revenue sharing receivable by TVBSE for revenue generated from hotel and commercial establishments. The income accrued by TVBSE during 2007 was HK$44,442,000 (MYR19,445,000).

d) On 30 September 2004, MBNS and TVBSE entered into an agreement, pursuant to which MBNS appointed TVBSE as its advertising agent responsible for the recruitment of advertisements and sponsorship for certain channels broadcast by MBNS in Malaysia and Brunei for a period of 5 years from 1 October 2004 to 30 September 2009. The income accrued by TVBSE during 2007 was HK$46,849,000 (MYR20,498,000).

e) On 30 September 2004, TVBO Facilities Limited ("TVBOF") and TVB Satellite Broadcasting Limited ("TVBSB"), both are wholly-owned subsidiaries of the Company, entered into separate agreement with MBNS, pursuant to which MBNS appointed TVBOF and TVBSB to provide management services to MBNS for the period from 1 October 2004 to 30 September 2009 at a fixed amount for every period of 12 months. The aggregate management fee accrued by TVBOF and TVBSB during 2007 was HK$33,735,000 (MYR14,760,000).

f) On 4 April 2007, TVBI and MBNS entered into a binding deal memorandum pursuant to which TVBI agreed to (i) supply to MBNS a maximum of 600 hours of television programmes per year produced or co-produced by TVB for transmission and exhibition by MBNS in Cantonese language by means of Video-on-Demand and Near Video-on-Demand on an exclusive basis in Malaysia and Brunei; (ii) provide marketing and consultancy services to MBNS; and (iii) procure TVBOF to provide facilities services to MBNS, during a period of 5 years from 1 January 2007 to 31 December 2011. The income accrued by TVBI and TVBOF during 2007 was HK$49,521,000 (MYR21,667,000).

All the Independent Non-executive Directors have reviewed the above transactions described in paragraphs 1(a) to (f) above, and confirmed that these transactions have been entered into (i) in the ordinary and usual course of business of the Company; (ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and (iii) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company's auditors have also reviewed the above transactions described in paragraphs 1(a) to (f) and confirmed in their letter to the Directors that those transactions:

(i) have been approved by the Board of Directors of the Company;

(ii) have been entered into in accordance with the pricing policies stated in the relevant agreements governing them or set by the Board of Directors of the Company from time to time;

(iii) have been entered into in accordance with the relevant agreements governing them or, if there are no such agreements, on terms that are fair and reasonable so far as the shareholders are concerned by comparing to the market price charged to or from third parties; and

(iv) have not exceeded the relevant caps as disclosed in the previous announcements.

Save for the above, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the year-end or at any time during the year.

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation. No share options of the Company have been granted to the Directors during the year.

DISCLOSABLE TRANSACTION

On 21 December 2007, LYP entered into a sale and purchase agreement with Gala TV Corporation for the purchase of the land at Lot 107, Subsection 4, Xihu Section, Neihu District, Taipei and the building and facilities to be built thereon for a consideration of NT$2,598,000,000 (approximately HK$623,520,000).

DIRECTORS' EMOLUMENTS

Details of the remuneration of Directors for the year are set out in Note 22 to the consolidated financial statements on pages 94 to 95 of this Annual Report.

CORPORATE GOVERNANCE

The Company's corporate governance practices during the year are set out in the Corporate Governance Report on pages 36 and 41 of this Annual Report.

AUDIT COMMITTEE

The responsibilities of the Audit Committee and the work done during the year are set out in the Corporate Governance Report on page 42 of this Annual Report.

REMUNERATION COMMITTEE

The responsibilities of the Remuneration Committee and the work done during the year are set out in the Corporate Governance Report on page 40 of this Annual Report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of its Directors as at the date of this report, at least 25% of the Company's total issued share capital is held by the public at all times. As at 26 March 2008, there were 278 shareholders on the Company's register of shareholders.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the percentage of the Group's purchases and sales attributable to its five largest suppliers and five largest customers are both less than 30%.

AUDITORS

The consolidated financial statements for the year ended 31 December 2007 have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment at the Annual General Meeting.

On behalf of the Board

Norman Leung Nai Pang
Executive Deputy Chairman

Hong Kong, 26 March 2008

Corporate Governance Report

ACCOUNTABILITY, TRANSPARENCY AND INTEGRITY

Maintaining high standards of business ethics and corporate governance practices has always been one of the Company's core objectives. The Company believes that conducting business in an open and responsible manner serves its long-term interests and those of the shareholders.

The Company adopted its own code on corporate governance which, save for one of the code provisions (as disclosed under the sub-paragraph of "Code on Corporate Governance" in this report), complies with the code provisions of the Code on Corporate Governance Practices ("CG Code") set out in Appendix 14 of the Listing Rules.

The Board reviews the corporate governance practices adopted by the Company from time to time to comply with the increasingly stringent regulatory requirements and to meet the rising expectations of stakeholders.

GOVERNANCE STRUCTURE



TVB Board
(3 ED, 3 NED and 4 INED)
Executive Committee
(3 ED and 2 NED)
Audit Committee
(2 INED, 1 vacancy)
Remuneration Committee
(3 INED)

Notes:

1) *ED – Executive Director(s)*
2) *NED – Non-executive Director(s)*
3) *INED – Independent Non-executive Director(s)*

THE BOARD OF DIRECTORS

The Board is charged with the duty of promoting the success of the Company by directing and supervising its affairs in a responsible manner. The Board is the highest governing body of the Company.

COMPOSITION

The Board comprises a total of 10 Directors and an Alternate Director. Directors as at the date of this report are as follows:

Executive Directors:
Run Run SHAW (Executive Chairman)
Norman LEUNG Nai Pang (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
CHOW Yei Ching
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun
Chien LEE
LI Dak Sum
Gordon SIU Kwing Chue (appointed on 10 July 2007)

Alternate Director:
Anthony LEE Hsien Pin (alternate to Mrs. Christina LEE LOOK Ngan Kwan)

Biographical details of Directors are set out on pages 24 to 27 of this Annual Report.

Mr. Ho Ting Kwan resigned as a Non-executive Director on 13 April 2007. The Executive Committee nominated and the Board approved the appointment of Mr. Gordon Siu to be an Independent Non-executive Director of the Company with effect from 10 July 2007.

Mr. Robert Sze Tsai To resigned as an Independent Non-executive Director of the Company on 22 January 2008, following an unsuccessful application to the Chief Executive in Council for Mr. Sze as a disqualified person under the Broadcasting Ordinance to exercise control of both the Company, which holds a domestic free television programme service licence, and Asia Satellite Telecommunications Holdings Limited, which controls two non-domestic television programme service licensees and of which Mr. Sze is also a non-executive director.

As announced on 22 January 2008, Mr. Gordon Siu was appointed the chairman of the Audit Committee and a member of the Remuneration Committee.

The Company currently has four Independent Non-executive Directors. Each of the Independent Non-executive Director has given the Company a confirmation of his independence. The Company considers these Directors to be independent, under the guidelines set out in Rule 3.13 of the Listing Rules.

The Directors have no relationship (including financial, business, family or other relationship) among themselves, save for the following:

- husband-wife relationship between Sir Run Run Shaw and Ms. Mona Fong;
- directorship of Dr. Chow Yei Ching in Shaw Brothers (Hong Kong) Limited, which holds major interest in the share capital of the Company;
- mother-son relationship between Mrs. Christina Lee and Mr. Anthony Lee;
- aunt-nephew relationship between Mrs. Christina Lee and Mr. Chien Lee; and
- cousin relationship between Mr. Chien Lee and Mr. Anthony Lee.

The Board sets the strategic direction of the Company and monitors the performance of the Group's business and management; and ensures that a risk management framework is in place. The Board exercises a number of reserved approval powers over matters which include:

- significant changes in accounting policies or capital structure;
- financial statements and announcements;
- major acquisitions, disposals and capital projects;
- material borrowings and any issuing, or buying back, of equity securities;
- remuneration policy;
- budget;
- dividend policy; and
- treasury policy.

Corporate Governance Report

DIRECTORS' RESPONSIBILITIES

Each Director has a duty to act in good faith and in the best interests of the Company. The Directors are aware of their collective and individual responsibilities to all shareholders for the manner in which the affairs of the Company are managed, controlled and operated.

Each Director is kept abreast of his/her responsibilities as Director of the Company and of the conduct, business activities and development of the Company. Management provides appropriate and sufficient information to Directors in a timely manner to keep them apprised of the latest development of the Group. Directors also have independent access to Management in respect of operational issues.

BOARD COMMITTEES

The Board is supported by three Board Committees, namely the Executive Committee, the Audit Committee and the Remuneration Committee. Each of them has defined terms of reference covering its duties, powers and functions. These terms of reference are available on the Company's website.

COMPOSITION AND FUNCTION

Major functions, composition and operating mode of the Board Committees are set out below:

	Major roles and functions	**Composition**	**Operating mode**
Executive Committee	• nominate suitably qualified candidates to become Directors • establish and consider changes to company-wide policies • consider corporate plans and budgets • consider actual or potential, major exception or occurrence which has, or may have, major impact on the business and operation of the Company	**ED** Run Run Shaw (Chairman) Norman Leung Mona Fong **NED** Kevin Lo Christina Lee	Meet normally six times a year
Audit Committee	• review appointment of external auditors and ensure continuing auditor's independence • assist the Board in fulfilling its responsibilities by providing independent review and supervision on financial reporting and effectiveness of the Group's internal control system • review objectivity and effectiveness of audit process in accordance with applicable standards	**INED** Gordon Siu[A*] (Chairman) Chien Lee vacancy	Meet at least twice a year
Remuneration Committee	• formulate Senior Management's remuneration policy and make recommendations on annual remuneration review • determine remuneration of Executive Directors and members of Senior Management	**INED** Chien Lee (Chairman) Edward Cheng Gordon Siu[A1]	Meet at least once a year

Notes:

A – appointed during 2007

A1 – appointed during 2008

** – appointed as the Chairman during 2008*

MEETING PROCEEDINGS

The Board normally holds five regular meetings annually, and meets at such other times as are necessary. Five Board meetings were held during 2007. Agenda of Board meetings are approved by the Chairman and presented to the Directors for comments. The Board is provided with adequate, timely and reliable information about the Group's business and developments before each meeting at which the Directors actively participate and hold informed discussions. All Directors are asked to comment on meeting minutes within a reasonable time after the meetings to ensure that the minutes reflect accurately the discussions which took place.

The attendance records of Directors at the Board meetings and the Board Committees' meetings are set out in the table below:

Directors	Board	Executive Committee	Audit Committee	Remuneration Committee
Executive Directors				
Run Run Shaw	2/5	2/6		
Norman Leung	5/5	6/6		
Mona Fong	5/5	6/6		
Non-executive Directors				
Chow Yei Ching	2/5			
Ho Ting Kwan[1]	1/1		2/2	
Christina Lee[2]	5/5	6/6		
Kevin Lo	4/5	5/6		
Independent Non-executive Directors				
Edward Cheng	4/5			1/1
Chien Lee	5/5		3/3	1/1
Li Dak Sum	5/5			
Gordon Siu[3]	3/3		1/1	
Robert Sze[4]	5/5		3/3	1/1

Notes:

1. *Mr. Ho Ting Kwan resigned as Non-executive Director and a member of the Audit Committee on 13 April 2007. One Board meeting and two Audit Committee meetings were held between 1 January 2007 to 12 April 2007.*
2. *In relation to Mrs. Christina Lee, two Board meetings and two Executive Committee meetings were attended by Mr. Anthony Lee, the Alternate Director.*
3. *Mr. Gordon Siu was appointed as an Independent Non-executive Director and a member of the Audit Committee on 10 July 2007. Three regular Board Meetings and one Audit Committee Meeting were held between 10 July 2007 to 31 December 2007.*
4. *Mr. Robert Sze resigned as an independent Non-executive Director, the Chairman of the Audit Committee and a member of the Remuneration Committee on 22 January 2008.*

REMUNERATION

The key elements of the Group's remuneration policies are:

- remuneration should be set which is commensurate with pay levels in the market;
- remuneration should be able to attract and retain individuals with appropriate background, skills, knowledge and experience, relevant to the industry and the business; and
- no individual should determine his or her own remuneration.

The Executive Chairman is remunerated by way of a fixed fee. Other Executive Directors and members of the Senior Management are remunerated by way of salaries and other incentives, such as discretionary or performance bonus and provident fund. Executive Directors are not entitled to an additional fee for serving on the Board Committees. Non-executive Directors are remunerated by a fixed Directors' fee and Board Committee fees, if they also serve those committees. Any increases in Directors' fee shall be recommended by the Board and approved by shareholders at annual general meetings.

The Company did not operate any employee share option scheme and therefore, no share options of the Company have been granted to Directors or the Senior Management in 2007.

Details of the Directors' and Senior Management's emoluments are set out on pages 94 to 96 of the Notes to the Consolidated Financial Statements. Ms. Mona Fong, Deputy Chairperson and Acting Managing Director, had offered to waive any discretionary bonus which might be granted to her for her office as Acting Managing Director in 2007.

REMUNERATION COMMITTEE

The Remuneration Committee comprises three Independent Non-executive Directors.

The scope of work of the Remuneration Committee covers the remuneration of the Board and the Senior Management. During the year, the Remuneration Committee dealt with the following matters:

- reviewed the levels of Directors' fee and made a recommendation to the Board;
- reviewed and approved increase in remuneration of Directors and the Senior Management;
- reviewed and recommended discretionary bonuses for the Senior Management for the year ended 31 December 2007 to the Board.

A Remuneration Committee meeting was held on 29 August 2007 to discuss the remuneration packages of senior management of the Group. The Remuneration Committee resolved by way of written circulars the remuneration packages. It also held a meeting on 14 January 2008 after the balance sheet date, to approve the discretionary bonuses to senior management and senior executives, the renewal of employment contract of an executive director; and to review and recommend for Board approval an increment in Directors' fee.

NOMINATION OF DIRECTORS

The appointment of a new Director is a matter for consideration and decision by the Board. As delegated by the Board, the Executive Committee is responsible for nominating suitably qualified candidates to be Directors.

The Board appointed Mr. Gordon Siu to be an Independent Non-executive Director of the Company on 10 July 2007 to enhance the representation of Non-executive Directors on the Board. In the selection process, the Executive Committee made reference to criteria including, inter alia, reputation for integrity, education background, accomplishment and experience in the commercial industry, and time commitment and relevant interest.

DIRECTORS' TERM OF OFFICE AND RE-ELECTION

Non-executive Directors are appointed for a specific term of three years. All Directors shall retire from office by rotation and are subject to re-election at an annual general meeting at least once every three years. Pursuant to Article 114(D) of the Articles, the Chairman is exempted from retirement by rotation.

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation.

The Articles provide that Directors appointed to fill a casual vacancy shall hold office only until the first annual general meeting after their appointment, and shall be subject to re-election by shareholders.

CORPORATE GOVERNANCE PRACTICES

The Board monitored the Company's progress on corporate governance practices throughout the year under review.

CODE ON CORPORATE GOVERNANCE

The Company adopted its own code on corporate governance ("TVB Code on Corporate Governance") in 2005 which complied with all the code provisions of the CG Code, save that the Chairman is not subject to retirement by rotation (as required under code provision A.4.2). Pursuant to Article 114(D) of the Articles, the Chairman is exempted from retirement by rotation. The Board considers that this deviation is well-founded as the Chairman, being a founder of the Company, has a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company adopted the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules (the "Model Code") as the code for Directors and Senior Management in their dealings in the Company's securities.

Mr. Gordon Siu, an Independent Non-executive Director, confirmed following specific enquiry by the Company, that he had complied with the Model Code throughout the period between 10 July 2007, the date of his appointment, and 31 December 2007.

All other Directors and members of the Senior Management confirmed following specific enquiries by the Company, that they had complied with the Model Code throughout the year ended 31 December 2007.

SEGREGATION OF DUTIES

The roles of the Chairman and the Managing Director are segregated and clearly defined, as set out in the TVB Code on Corporate Governance.

The Board has formalised the functions delegated to the Senior Management and reviews such arrangements on a periodic basis. The Senior Management is charged with the following responsibilities:

- implementing and reporting to the Board on the Company's strategies;
- overseeing the realisation by the Company of the objectives set by the Board;
- providing all such information to the Board as is necessary to enable the Board to monitor the performance of the Senior Management; and
- discharging duties and authority as may be delegated by the Board.

FINANCIAL REPORTING AND AUDIT

The Board is responsible for presenting financial information of the Group in a clear, balanced and timely manner in the form of financial statements that give a true and fair view of the Group's state of affairs. The Board also carries out the responsibility to select the most appropriate accounting policies for the Group. In this regard, the Board has adopted the Hong Kong Financial Reporting Standards as promulgated by the Hong Kong Institute of Certified Public Accountants.

The Board is also vested with the responsibility to disseminate to shareholders and the public any price-sensitive information in the form of announcements and circulars, in accordance with the Listing Rules.

AUDIT COMMITTEE

The Audit Committee comprises three members. Following the resignation of Mr. Robert Sze on 22 January 2008, the number of members of the Audit Committee falls under the minimum required by Rule 3.21 of the Listing Rules of three members. The Company is in the process of identifying a suitable candidate to fill this vacancy so as to ensure that it is able to fulfil the requirement of Rule 3.21 on a continuous basis.

The Audit Committee held three meetings during the year ended 31 December 2007 and dealt with the following matters:

- reviewed the selected accounting principles and practices;
- reviewed developments in the accounting standards and assessed their potential impacts;
- reviewed draft financial statements and results announcements;
- considered the proposed scope and approach of the audit;
- reviewed and discussed the audit findings and significant issues;
- reviewed the adequacy and effectiveness of the Group's system of internal controls; and
- made recommendation to the Board regarding the appointment and remuneration of the external auditors.

The reporting responsibilities of PricewaterhouseCoopers, the external auditors, are set out in the Auditors' Report on page 46 of this Annual Report.

AUDITORS' REMUNERATION

Management performs a review of the remuneration to the Group's auditors on an annual basis. The fees for audit services have been approved by the Audit Committee, whilst the fees for non-audit services are estimates made by Management. A summary of fees for audit and non-audit services is as follows:

	Fees for audit services		Fees for non-audit services	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Company	**1,139**	1,086	**90**	279
Subsidiaries	**2,864**	2,964	**1,740**	1,376
Total	**4,004**	4,050	**1,830**	1,655
Fees payable to PricewaterhouseCoopers, the principal auditors	**3,525**	3,591	**1,414**	1,313

Non-audit services rendered to the Group included principally professional fees in relation to tax services. All non-audit services being undertaken by the external auditors have been approved by the Audit Committee based on the set criteria.

INTERNAL CONTROLS

The Board has the overall responsibility for maintaining a sound and effective system of internal controls to safeguard the Company's assets and shareholders' interests.

A system of internal controls has been designed by Management in safeguarding assets from unauthorised use or disposition, ensuring reliability of financial reporting, and ensuring effectiveness and efficiency of operation and compliance with applicable laws and regulations. Management is directly responsible for implementing the strategies and policies adopted by the Board, and for managing the Company's activities, including the operation of the internal control system. This system of internal controls is, however, designed to provide reasonable, but not absolute, assurance against material mis-statement or loss, and manage rather than eliminate risks of failure in operational systems.

The Company has put in place an extensive risk management framework, covering engineering (including broadcasting), programme production and acquisition, resource management, marketing and sales, information technology, and financial and compliance functions.

The key internal control procedures adopted by the Board include:

- establishment of a clear organisation structure, including the delegation of appropriate responsibilities from the Board to the Board Committees, Management, and the heads of operating subsidiaries/divisions;
- documentation of a comprehensive set of internal control procedures covering all business operations of the Group;
- assessment of the effectiveness of the system of internal controls by considering the reviews performed by the Audit Committee, Management and the external auditors, as appropriate;
- establishment of a management accounting system to provide reliable financial and operational data for Management;
- adoption of a TVB Code of Ethics governing staff's conduct and setting the standards of integrity and professionalism.

During the year ended 31 December 2007, Management reviewed the internal controls of the Group, covering the financial, operational and compliance controls and risk management functions (the "Review").

The Review took the form of a control self-assessment process (except for Taiwan which was performed by its internal audit team). This required the controller or general manager of each business unit to perform an assessment of the effectiveness of the major internal controls within his business function. The outcome of the control self-assessment process was documented and analysed.

The Management also reviewed the macro and corporate level risks that confront the Group's businesses, and made an assessment on the adequacy of the internal controls that are in place to mitigate those risks.

The Audit Committee examined the report on the Review and was satisfied that:

- it had covered all material controls, including financial, operational and compliance controls, and the risk management function;
- the Group's internal controls are adequate for the current operation and in safeguarding the assets of the Group;
- Management has put in place appropriate financial controls at the headquarters;
- Management has put in place appropriate operational and compliance controls at operational divisions level; and
- it is satisified that the internal controls existing within the Group are functioning in a sound and effective manner to safeguard the shareholders' investment and the Group's assets.

Corporate Governance Report

CORPORATE COMMUNICATION

DISCLOSURE OF INFORMATION

The Company adopts a policy of disclosing relevant information to shareholders and the public in a timely manner:

- the Company makes announcements pursuant to the requirements of the Listing Rules on the Hong Kong Stock Exchange's and the Company's websites;
- the Company maintains a library of corporate information, including announcements, circulars and financial reports at its website for reference purpose;
- the Company provides a forum at the annual general meetings for shareholders to meet and communicate with Management; and
- reports and circulars are distributed to all registered shareholders.

GENERAL MEETINGS

Annual general meeting ("AGM") proceedings are reviewed periodically to ensure that the Company follows the best corporate governance practices. A notice of AGM is sent to all shareholders at least 21 days prior to the meeting, setting out details of each proposed resolution, voting procedures and other relevant information. The procedures for demanding and conducting a poll are explained during the meeting. Voting or poll results are released on the business day following the AGM.

Separate resolutions are proposed for each substantially separate issue by the Chairman and are voted on by poll at the AGM.

INVESTOR RELATIONS

The Company devotes substantial resources in ensuring that its dissemination of details of major activities, price sensitive information and transactions is in full compliance with the Listing Rules. The Company has designated key officers to communicate with institutional shareholders and analysts ensuring consistency of information. Through one-on-one meetings and presentations, the Company keeps the investment community informed of its latest developments.

On behalf of the Board

Norman Leung Nai Pang
Executive Deputy Chairman

Hong Kong, 26 March 2008



Financial Information

Five-Year Financial Review

	2007 HK$'mil	2006 HK$'mil	2005 HK$'mil	2004 HK$'mil	2003 HK$'mil
Turnover	**4,326**	4,201	4,177	3,817	3,311
Profit before income tax	**1,550**	1,436	1,420	902	485
Income tax expense	**284**	247	232	152	25
Profit attributable to equity holders of the Company	**1,264**	1,189	1,180	719	441
Earnings per share	**HK$2.89**	HK$2.71	HK$2.69	HK$1.64	HK$1.01
Property, plant and equipment	**1,722**	1,731	1,896	2,050	2,167
Leasehold land	**186**	184	188	193	198
Intangible assets	**163**	162	161	55	63
Interests in associates	**85**	150	246	280	238
Other non-current assets	**76**	32	31	56	64
Current assets	**4,019**	3,428	2,800	2,200	1,988
Current liabilities	**(741)**	(676)	(749)	(855)	(1,112)
	5,510	5,011	4,573	3,979	3,606
Share capital	**22**	22	22	22	22
Reserves	**5,322**	4,823	4,360	3,649	3,274
Shareholders' funds	**5,344**	4,845	4,382	3,671	3,296
Minority interest	**25**	23	23	117	84
Non-current liabilities	**141**	143	168	191	226
	5,510	5,011	4,573	3,979	3,606

Figures for 2003 to 2005 have been restated following the adoptiion of revised HKAS17 and also to align with current year presentation.

Report of the Auditors

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone +852 2289 8888
Facsimile +852 2810 9888
pwchk.com

TO THE SHAREHOLDERS OF TELEVISION BROADCASTS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Television Broadcasts Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 47 to 108, which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTOR'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 March 2008

Consolidated Balance Sheet

As at 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**1,721,921**	1,731,207
Leasehold land	6	**185,775**	183,848
Intangible assets	7	**163,034**	162,184
Interests in associates	9	**84,951**	150,213
Available-for-sale financial assets	10	**3**	3
Loan to investee company	11	**3,190**	6,666
Deferred income tax assets	19	**10,725**	25,121
Prepayment	13	**62,482**	–
		2,232,081	2,259,242
Current assets			
Programmes, film rights and movies		**460,720**	442,319
Stocks	12	**9,482**	14,439
Trade and other receivables, prepayments and deposits	13	**1,405,703**	1,372,347
Tax recoverable		**443**	1,450
Pledged bank deposits	14	**1,692**	239
Bank deposits maturing after three months		**131,683**	38,026
Cash and cash equivalents	15	**2,008,895**	1,559,079
		4,018,618	3,427,899
Total assets		**6,250,699**	5,687,141
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	16	**21,900**	21,900
Other reserves	17	**685,832**	669,823
Retained earnings			
– Proposed final dividend	27	**657,000**	635,100
– Others		**3,979,253**	3,518,325
		5,343,985	4,845,148
Minority interest		**24,765**	23,199
Total equity		**5,368,750**	4,868,347
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	19	**126,112**	126,443
Retirement benefit obligations	20	**14,637**	16,515
		140,749	142,958

Consolidated Balance Sheet

As at 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
Current liabilities			
Trade and other payables and accruals	18	**668,365**	593,994
Current income tax liabilities		**72,835**	81,842
		741,200	675,836
Total liabilities		**881,949**	818,794
Total equity and liabilities		**6,250,699**	5,687,141
Net current assets		**3,277,418**	2,752,063
Total assets less current liabilities		**5,509,499**	5,011,305

Norman Leung Nai Pang
Director

Mona Fong
Director

The notes on pages 53 to 108 are an integral part of these consolidated financial statements.

Balance Sheet

As at 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**1,496,258**	1,483,838
Leasehold land	6	**179,280**	183,848
Interests in subsidiaries	8	**359,699**	493,702
Interests in associates	9	**164,533**	155,595
		2,199,770	2,316,983
Current assets			
Programmes and film rights		**401,785**	365,760
Stocks	12	**1,781**	1,870
Trade and other receivables, prepayments and deposits	13	**943,197**	917,261
Bank deposits maturing after three months		**96,113**	–
Cash and cash equivalents	15	**1,328,704**	994,354
		2,771,580	2,279,245
Total assets		**4,971,350**	4,596,228
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	16	**21,900**	21,900
Other reserves	17	**712,144**	712,144
Retained earnings			
– Proposed final dividend	27	**657,000**	635,100
– Others		**2,969,014**	2,801,404
Total equity		**4,360,058**	4,170,548
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	19	**107,973**	105,756
		107,973	105,756
Current liabilities			
Trade and other payables and accruals	18	**462,344**	270,466
Current income tax liabilities		**40,975**	49,458
		503,319	319,924
Total liabilities		**611,292**	425,680
Total equity and liabilities		**4,971,350**	4,596,228
Net current assets		**2,268,261**	1,959,321
Total assets less current liabilities		**4,468,031**	4,276,304

Norman Leung Nai Pang
Director

Mona Fong
Director

The notes on pages 53 to 108 are an integral part of these consolidated financial statements.

Consolidated Income Statement

For the year ended 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
Turnover	4	**4,325,809**	4,201,186
Cost of sales		**(1,763,971)**	(1,778,433)
Gross profit		**2,561,838**	2,422,753
Other revenues	4	**103,960**	73,896
Selling, distribution and transmission costs		**(453,001)**	(451,064)
General and administrative expenses		**(569,801)**	(504,427)
Other operating income		**26,529**	57,670
Gain on disposal of equity interests in an associate	4(b)	**140,000**	–
Impairment loss of trade receivables from an associate	4(a)	**(135,000)**	–
Finance costs	23	**–**	(98)
Share of losses of associates		**(124,982)**	(163,109)
Profit before income tax	21	**1,549,543**	1,435,621
Income tax expense	24	**(284,322)**	(247,181)
Profit for the year		**1,265,221**	1,188,440
Attributable to:			
Equity holders of the Company	25	**1,263,684**	1,188,597
Minority interest		**1,537**	(157)
		1,265,221	1,188,440
Earnings per share (basic and diluted) for profit attributable to the equity holders of the Company during the year	26	**HK$2.89**	HK$2.71
Dividends	27	**788,400**	744,600

The notes on pages 53 to 108 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007

	Attributable to equity holders of the Company				
	Share capital HK$'000	Other reserves HK$'000	Retained earnings HK$'000	Minority interest HK$'000	Total HK$'000
Balance at 1 January 2006	21,900	700,132	3,659,715	23,320	4,405,067
Currency translation differences	–	(46,296)	–	36	(46,260)
Net (expense)/income recognised directly in equity	–	(46,296)	–	36	(46,260)
Profit for the year	–	–	1,188,597	(157)	1,188,440
Total recognised income and expense for 2006	–	(46,296)	1,188,597	(121)	1,142,180
Transfer	–	15,987	(15,987)	–	–
2005 final dividend paid	–	–	(569,400)	–	(569,400)
2006 interim dividend paid	–	–	(109,500)	–	(109,500)
Balance at 31 December 2006	21,900	669,823	4,153,425	23,199	4,868,347
Balance at 1 January 2007	21,900	669,823	4,153,425	23,199	4,868,347
Currency translation differences	–	1,653	–	29	1,682
Net income recognised directly in equity	–	1,653	–	29	1,682
Profit for the year	–	–	1,263,684	1,537	1,265,221
Total recognised income and expense for 2007	–	1,653	1,263,684	1,566	1,266,903
Transfer	–	14,356	(14,356)	–	–
2006 final dividend paid	–	–	(635,100)	–	(635,100)
2007 interim dividend paid	–	–	(131,400)	–	(131,400)
Balance at 31 December 2007	**21,900**	**685,832**	**4,636,253**	**24,765**	**5,368,750**

The notes on pages 53 to 108 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
Cash flows from operating activities			
Cash generated from operations	28	**1,681,545**	1,662,627
Hong Kong tax paid		**(212,930)**	(257,480)
Overseas taxation paid		**(65,252)**	(35,943)
Net cash generated from operating activities		**1,403,363**	1,369,204
Cash flows from investing activities			
Purchase of property, plant and equipment		**(196,961)**	(95,439)
Prepayment for acquiring a property		**(62,482)**	–
Increase in bank deposits maturing after three months		**(93,657)**	(2,737)
Loan repayments received from an investee company		**4,209**	–
Loan granted to an associate	9	**(50,000)**	–
Prepaid operating lease payments for leasehold land		**(6,495)**	–
Proceeds from disposal of equity interests in an associate	4(b)	**140,000**	–
Proceeds from sale of a financial asset at fair value through profit or loss		**–**	86,275
Investment in an associate		**–**	(56,280)
Investment in a financial asset at fair value through profit or loss		**–**	(56,876)
Proceeds from sale of property, plant and equipment		**353**	974
Interest received		**77,700**	45,610
Net cash used in investing activities		**(187,333)**	(78,473)
Cash flows from financing activities			
Increase in pledged bank deposits		**(1,453)**	(3)
Dividends paid		**(766,500)**	(678,900)
Net cash used in financing activities		**(767,953)**	(678,903)
Net increase in cash and cash equivalents		**448,077**	611,828
Cash and cash equivalents at 1 January		**1,559,079**	944,670
Effect of foreign exchange rate changes		**1,739**	2,581
Cash and cash equivalents at 31 December		**2,008,895**	1,559,079

The notes on pages 53 to 108 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.1 BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, except that the financial assets are stated at their fair values as explained in Note 1.8.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

(a) Adoption of new/revised HKFRS effective 1 January 2007

The following new/revised HKFRS are mandatory for financial year ended 31 December 2007. The Group adopted those which are relevant to its operations.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The new/revised HKFRS above do not have material financial impact to the Group other than the disclosure impact on the consolidated financial statements for the year ended 31 December 2007.

(b) New/revised HKFRS that are not yet effective and have not been early adopted by the Group

The new/revised HKFRS have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods, but the Group has not early adopted them:

HKAS 23 (Amendment)	Borrowing Costs
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 3 (Revised)	Business Combinations
HKFRS 8	Operating Segments
HK(IFRIC) – Int 13	Customer Loyalty Programmes

The adoption of such new/revised HKFRS will not result in substantial changes to the Group's accounting policies.

Notes to the Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.2 CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 1.6). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All significant inter-company transactions and balances within the Group are eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investment in subsidiaries are stated at cost less provision for impairment losses (Note 1.7). The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

(b) Transactions with minority interest

The Group applies a policy of treating transactions with minority interest as transactions with parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interest result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c) Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Interests in associates are accounted for using the equity method of accounting and are initially recognised at cost.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.2 CONSOLIDATION (Continued)

(c) Associates (Continued)

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interests in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the interests in associates is stated at cost less provision for impairment losses (Note 1.7). The results of the associates are accounted for by the Company on the basis of dividend received and receivables.

1.3 SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

1.4 FOREIGN CURRENCY TRANSLATION

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in the income statement, and other changes in the carrying amount are recognised in equity.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.4 FOREIGN CURRENCY TRANSLATION (Continued)

(b) Transactions and balances (Continued)

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholder's equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the closing rate. Goodwill and fair value adjustments arising on acquisitions prior to 1 January 2005 are expressed in the acquiring company's functional currency and reported using the exchange rate at the date of these acquisitions.

1.5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, comprising buildings, leasehold improvements, studio, broadcasting and transmitting equipment, furniture and fixtures and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.5 PROPERTY, PLANT AND EQUIPMENT (Continued)

Freehold land is not depreciated. Other property, plant and equipment are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Buildings	2.5% – 5%
Leasehold improvements	Over the unexpired term of the lease
Studio, broadcasting and transmitting equipment	10% – 20%
Furniture, fixtures and equipment	5% – 25%
Motor vehicles	25%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1.7).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

1.6 INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary and associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Company allocates goodwill to each business segment in each country in which it operates.

1.7 IMPAIRMENT OF INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND NON-FINANCIAL ASSETS

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Notes to the Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.8 FINANCIAL ASSETS

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purposes for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet (Note 1.11).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are carried at cost less accumulated impairment.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.8 FINANCIAL ASSETS (Continued)

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade and other receivables is described in Note 1.11.

1.9 PROGRAMMES, FILM RIGHTS AND MOVIES

Programmes are stated at cost less amounts expensed and any provision considered necessary by the management. Cost comprises direct expenditure and an appropriate proportion of production overheads. The cost of programmes is apportioned between domestic terrestrial market and overseas licensing and distribution market. In the case of the former, the cost is expensed on first transmission, and in the latter, the cost is expensed on first distribution to licensees. The cost of programmes for satellite channels is expensed in accordance with a formula computed to write off the cost over a maximum of three transmissions.

Film rights are stated at cost less amounts expensed and any provision considered necessary by the management. Film rights are expensed in accordance with a formula computed to write off the cost over the contracted number of transmissions.

Movies invested by the Group are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation of released movies is calculated at rates sufficient to write off the total cost of production in relation to expected revenues over a maximum period of three years. Unreleased movies are valued at cost less provision for impairment losses.

1.10 STOCKS

Stocks, comprising decoders, tapes, video compact discs, digital video discs and consumable supplies, are stated at the lower of cost and net realisable value. The cost of video compact discs and digital video discs is calculated on a weighted average basis whereas the cost of other stocks is calculated on a first in first out basis. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

1.11 TRADE AND OTHER RECEIVABLES

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivable. Subsequent recoveries of amounts previously written off are credited against the provision in the income statement.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.12 CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment, and bank overdrafts and short-term loans repayable within three months.

1.13 SHARE CAPITAL

Ordinary shares are classified as equity.

1.14 TRADE AND OTHER PAYABLES

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

1.15 CURRENT AND DEFERRED INCOME TAX

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situation in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on interests in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

1.16 EMPLOYEE BENEFITS

(a) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.16 EMPLOYEE BENEFITS (Continued)

(b) Pension obligations

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee – administered funds.

All permanent staff, temporary staff and full time artistes signed in individual names (excluding singers and serial artistes), whose employment period reaches 60 days or more (collectively referred to as "eligible members") and located in Hong Kong are entitled to participate in the Mandatory Provident Fund Scheme ("MPF Scheme"). The contributions to the MPF Scheme made by the Group for permanent staff joined prior to 1 June 2003 comprise mandatory contributions and voluntary contributions. The mandatory contribution is calculated at 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month and the voluntary contribution is calculated at 10% of individual's basic salary less the mandatory contribution. The Group's contribution for permanent staff joined after 1 June 2003, full time artistes and temporary staff is 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month. "Relevant income" includes salaries, wages, paid leave, fees, commissions, bonuses, gratuities, and allowances (excluding housing allowance/benefits, any redeemed payment and long service payment). Employer's voluntary contributions shall be refunded to the Group according to the vesting scale when the eligible members leave employment prior to vesting fully in the MPF Scheme.

The contributions are recognised as employee benefit expense when they are due.

The retirement schemes which cover employees located in overseas locations, except for Taiwan, are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations. The employees located in Taiwan are members of a defined benefit retirement scheme prior to 1 July 2005. Following the promulgation of a new pension ordinance on 1 July 2005, the employees located in Taiwan are entitled to elect to remain as the sole members of the defined benefit retirement scheme or to become members of both the defined benefit retirement scheme and a defined contribution retirement scheme. By electing for the latter, the service lives of employees under the defined benefit retirement scheme are being frozen at 30 June 2005. All employees joining on or after 1 July 2005 have to join as members of the defined contribution retirement scheme.

The liability recognised in the balance sheet in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the present value of the defined benefit obligation are recognised in the income statement over the employees' expected average remaining working lives.

Past-service costs are recognised immediately as expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

Notes to the Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.17 PROVISIONS

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

1.18 CONTINGENT LIABILITIES

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

1.19 REVENUE RECOGNITION

Advertising income net of agency deductions is recognised when the advertisements are telecast.

Income from licensing of programme rights is recognised evenly over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts. Income from box office receipts are recognised when movies are exhibited and the right to receive payment is established. Distribution income from movies are recognised upon delivery of the movies.

Subscription income from operation of satellite and subscription television networks is recognised on a straight-line basis over the contract period which generally coincides with the timing when the services are rendered. Unearned subscription fees received from subscribers are recorded as subscriptions received in advance under trade and other payables and accruals in the balance sheet.

Income from video tape and disc renting, provision of content to mobile device and website portal and sale of magazines are recognised on delivery of products. Income from other services, which includes programmes/commercial production income, management fee income, facility rental income and other service fee income, is recognised when the services are rendered.

Dividend income is recognised when the right to receive payment is established.

Interest income is recognised on a time proportion basis using the effective interest method.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.20 LEASES

(a) Operating leases (as lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged in the income statement on a straight-line basis over the period of the lease.

(b) Operating leases (as lessor)

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs, if any, incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

1.21 RELATED PARTIES

A party is considered to be related to the Group if:

(a) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a member of the key management personnel of the Group;

(d) the party is a close member of the family of any individual referred to in (a) to (c) above;

(e) the party is an entity that is controlled, jointly controlled or significant influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (c) and (d) above.

1.22 DIVIDEND DISTRIBUTION

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

1.23 COMPARATIVES

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

2 FINANCIAL RISK MANAGEMENT

FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations, are in a currency that is not the entity's functional currency.

The Group has certain investments in foreign operations, the net assets of which are exposed to foreign currency risk.

The Group manages this risk by initially seeking contracts effectively denominated in HK dollars and/or US dollars where possible and economically favorable to do so. The Group will continue to monitor its foreign currency risk exposure and market conditions to determine if any hedging is required. The Group does not conduct any foreign currency speculative activities.

The following table details the change in the Group's profit after taxation in response to reasonably possible changes in foreign exchange rates to which the Group have exposure at the balance sheet date and that all other variables remain constant. Such exposure relates to the portion of trade receivables, bank deposits, cash and bank balances and trade payables.

		2007 Increase/ (decrease) in profit after taxation HK$'000	2006 Increase/ (decrease) in profit after taxation HK$'000
Renminbi against Hong Kong dollars	10%	**11,110**	10,501
	(10%)	**(11,110)**	(10,501)
Malaysian Ringgit against Hong Kong dollars	10%	**6,794**	5,581
	(10%)	**(6,794)**	(5,581)

2 FINANCIAL RISK MANAGEMENT (Continued)

FINANCIAL RISK FACTORS (Continued)

(a) Market risk (Continued)

(ii) Interest rate risk

The Group's principal interest bearing assets are loans to associates and cash balances and bank deposits. The tenor of the bank deposits is usually less than one year. The Group actively manages cash balances and deposits by comparing quotations from banks, with a view to select terms which are most favourable to the Group.

The sensitivity analysis has been conducted on the loans to associates and bank deposits, if interest rates had been 100 basis-points higher/lower with all other variables held constant, the Group's profit after taxation for the year would have been increased/(decreased) by HK$1,850,000 (2006: HK$1,201,000) and HK$18,696,000 (2006: HK$13,443,000) respectively.

(iii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale financial assets. The Group is not exposed to commodity price risk.

(b) Credit risk

The Group's credit risk is primarily attributable to loans to associates, credit sales and bank balances and bank deposits. The Group has no significant concentrations of credit risk due to its diverse customer base. The Group also has policies to assess the credit worthiness of customers, credit reviews and monitoring procedures that include a formal collection process. In addition, the Group reviews the recoverable amount of each individual trade debtors at each balance sheet date to ensure that impairment has adequately provided for doubtful debts. The credit risk on bank balances is limited as all deposits are placed with banks with ratings at BBB or above.

(c) Liquidity risk

The Group does not have significant financial liabilities except for trade payables, other payables and accruals. The trade payables and other payables, they are generally on credit terms of one to three months after the invoice date. For accruals, there are generally no specified contractual maturities and are paid upon counterparty's formal notification, of which should be within 12 months from the balance sheet date.

CAPITAL RISK

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group defines the shareholders' equity as the capital of the Group.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that may have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Estimated impairment of goodwill

The Group performs annual tests on whether there has been impairment of goodwill (Note 7) in accordance with the accounting policy stated in Note 1.6. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of estimates and assumptions made by management on the future operation of the business, pre-tax discount rates, and other assumptions underlying the value-in-use calculations.

(b) Trade receivables

The aged debt profile of trade receivables is reviewed on a regular basis to ensure that the trade receivables are collectible and follow up actions are promptly carried out if the agreed credit periods have been exceeded. However, from time to time, the Group may experience delays in collection. Where recoverability of trade receivables are called into doubts, specific provisions for bad and doubtful debts are made based on credit status of the customers, the aged analysis of the trade receivables and write-off history. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the income statement. Changes in the collectibility of trade receivables for which provisions are not made could affect the results of operations.

(c) Loans and trade receivables from associates

The Group periodically reviews loan and receivables from associates to assess whether there is objective evidence that loans and receivables are impaired. In 2007, after reviewing the payment status and performance of an associate, management has concluded that there is an impairment loss of HK$135,000,000 against the trade receivable from an associate (Note 13) in accordance with HKAS 39.

Determining the impairment of loan and receivables requires an estimation of the probable credit losses related to specifically-identified loan and receivables as well as probable credit losses inherent in the remainder of the loan and receivables balances that have been incurred as of 31 December 2007.

(d) Useful lives of property, plant and equipment

In accordance with HKAS 16, the Group estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation expenses to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. The Group also performs annual reviews on whether the assumptions made on useful lives continue to be valid. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(e) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded or anticipated, such differences will impact the current income tax and deferred income tax provisions in the period in which such determination is made.

(f) Deferred income tax assets

Deferred income tax assets are recognised for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilised. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and which are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Where the actual or expected tax positions in future are different from the original estimate, such difference will impact the recognition of deferred income tax assets and income tax charge in the period in which such estimate has been changed.

4 TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from video tape and disc rentals, provision of contents to mobile devices, website portal, sale of magazines, programmes/commercial production income, management fee income, facility rental income and other service fee income.

Other revenues comprise mainly interest income and other rental income.

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

The amount of each significant category of revenue recognised during the year is as follows:

	2007 HK$'000	2006 HK$'000
Turnover		
Advertising income, net of agency deductions	**2,691,325**	2,681,120
Licensing income	**824,692**	815,500
Subscription income	**454,497**	422,625
Others	**405,785**	328,441
	4,376,299	4,247,686
Less: Withholding tax	**(50,490)**	(46,500)
	4,325,809	4,201,186
Other revenues		
Interest income	**89,165**	58,080
Others	**14,795**	15,816
	103,960	73,896
	4,429,769	4,275,082

Primary reporting format – business segments

The Group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting	–	free-to-air broadcasting of television programmes and commercials and production of programmes
Programme licensing and distribution	–	distribution of television programmes and channels to video and telecast operators
Overseas satellite pay TV operations	–	provision of satellite pay television services to subscribers in USA, Europe and Australia
Channel operations	–	compilation and distribution of television channels in Mainland China, Taiwan, Malaysia, Hong Kong and other countries
Other activities	–	provision of contents to mobile devices, website portal, magazine publication, licensing and distribution of movies and other related services

The Group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – business segments (Continued)

An analysis of the Group's turnover and results for the year by business segments is as follows:

	2007						
	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	2,365,857	635,499	280,752	947,777	95,924	-	4,325,809
Inter-segment sales	7,405	107,269	470	16,888	5,233	(137,265)	-
	2,373,262	742,768	281,222	964,665	101,157	(137,265)	4,325,809
Segment results excluding impairment loss	951,729	440,325	59,186	191,902	26,407	(24)	1,669,525
Impairment loss of trade receivables from an associate (note (a))	-	-	-	(135,000)	-	-	(135,000)
Segment results including impairment loss (operating profit)	951,729	440,325	59,186	56,902	26,407	(24)	1,534,525
Gain on disposal of equity interests in an associate (note (b))	-	-	-	140,000	-	-	140,000
Share of losses of associates	-	-	-	(124,982)	-	-	(124,982)
Profit before income tax							1,549,543
Income tax expense							(284,322)
Profit for the year							1,265,221
Other segment items included in the income statement are as follows:							
Depreciation	201,318	6,627	6,447	32,941	1,281		248,614
Amortisation of leasehold land	4,568	-	-	-	-		4,568

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – business segments (Continued)

Notes:

(a) In 2007, after reviewing the payment status and performance of an associate, management has concluded that there is an impairment loss of HK$135,000,000 against the trade receivable from an associate in accordance with HKAS 39.

(b) During the year, TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company disposed 217,173,552 shares, representing 20% equity interests in TVB Pay Vision Holdings Limited to Gemstone Pacific Limited at a consideration of HK$140,000,000 in cash. The Group recorded a gain amounting to HK$140,000,000 upon the completion of the transaction.

	2006						
	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	2,209,351	622,065	245,113	1,010,749	113,908	–	4,201,186
Inter-segment sales	9,247	101,597	432	13,005	5,420	(129,701)	–
	2,218,598	723,662	245,545	1,023,754	119,328	(129,701)	4,201,186
Segment results	917,680	441,017	28,187	187,280	24,653	11	1,598,828
Finance costs							(98)
Share of losses of associates	–	–	–	(163,109)	–	–	(163,109)
Profit before income tax							1,435,621
Income tax expense							(247,181)
Profit for the year							1,188,440
Other segment items included in the income statement are as follows:							
Depreciation	198,114	7,178	9,687	44,948	1,278		261,205
Amortisation of leasehold land	4,568	–	–	–	–		4,568

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – business segments (Continued)

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year ended 31 December 2007 are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	4,201,460	319,896	151,616	891,658	151,139	5,715,769
Interests in associates	164,533	–	–	(79,582)	–	84,951
Available-for-sale financial assets	–	3	–	–	–	3
Loan to investee company	–	3,190	–	–	–	3,190
Unallocated assets						446,786
Total assets						6,250,699
Segment liabilities	388,601	67,681	70,549	137,703	18,468	683,002
Unallocated liabilities						198,947
Total liabilities						881,949
Capital expenditure	214,415	3,913	5,170	12,172	3,010	238,680

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – business segments (Continued)

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year ended 31 December 2006 are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	3,690,330	274,533	123,307	928,840	116,676	5,133,686
Interests in associates	155,595	–	–	(5,382)	–	150,213
Available-for-sale financial assets	–	3	–	–	–	3
Loan to investee company	–	6,666	–	–	–	6,666
Unallocated assets						396,573
Total assets						5,687,141
Segment liabilities	270,272	81,992	71,607	162,016	24,622	610,509
Unallocated liabilities						208,285
Total liabilities						818,794
Capital expenditure	49,956	2,538	2,851	39,402	692	95,439

Segment assets consist primarily of property, plant and equipment, leasehold land, intangible assets, programmes, film rights and movies, stocks, receivables and operating cash, and mainly exclude tax recoverable, deferred income tax and investments.

Segment liabilities comprise operating liabilities and exclude items such as income tax.

Capital expenditure comprises additions to property, plant and equipment (Note 5).

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format – geographical segments

Although the Group's five business segments are managed on a worldwide basis, sales are generated in eight main geographical areas:

Hong Kong	–	terrestrial television broadcasting with programme/commercial production, distribution of television channels, provision of contents to mobile devices, website portal, magazine publication, licensing and distribution of movies and sale of video compact discs
Taiwan	–	cable television channel services, licensing and distribution of television programmes
USA and Canada	–	licensing and distribution of television programmes and channels and satellite pay TV operations
Australia	–	licensing and distribution of television programmes and satellite pay TV operations
Europe	–	licensing and distribution of television programmes and satellite pay TV operations
Mainland China	–	licensing and distribution of television programmes and channels and satellite TV channel services
Malaysia and Singapore	–	licensing and distribution of television programmes and channels
Other countries	–	principally licensing and distribution of television programmes and channels

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format – geographical segments (Continued)

An analysis of the Group's turnover and segment results for the year by geographical segments is as follows:

	Turnover		Segment results	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**2,689,295**	2,548,729	**1,026,951**	990,603
Taiwan	**654,339**	743,010	**133,723**	150,066
USA and Canada	**212,721**	209,013	**120,702**	113,355
Australia	**88,442**	71,313	**9,545**	(27)
Europe	**100,694**	95,589	**26,003**	16,784
Mainland China	**183,786**	171,869	**121,741**	115,459
Malaysia and Singapore	**365,772**	331,513	**216,706**	195,891
Other countries	**30,760**	30,150	**14,154**	16,697
	4,325,809	4,201,186	**1,669,525**	1,598,828
Impairment loss of trade receivables from an associate			**(135,000)**	–
			1,534,525	1,598,828
Finance costs			**–**	(98)
Gain on disposal of equity interests in an associate			**140,000**	–
Share of losses of associates			**(124,982)**	(163,109)
Profit before income tax			**1,549,543**	1,435,621

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

4 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format – geographical segments (Continued)

	Total assets		Capital expenditure	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**4,667,136**	4,141,898	**220,836**	52,899
Taiwan	**588,381**	614,605	**12,060**	39,176
USA and Canada	**144,344**	102,757	**713**	957
Australia	**20,980**	15,447	**4,398**	350
Europe	**106,409**	79,520	**393**	1,829
Mainland China	**40,102**	34,406	**98**	30
Malaysia and Singapore	**135,685**	124,053	**–**	–
Other countries	**12,732**	21,000	**182**	198
	5,715,769	5,133,686	**238,680**	95,439
Interests in associates	**84,951**	150,213		
Available-for-sale financial assets	**3**	3		
Loan to investee company	**3,190**	6,666		
Unallocated assets	**446,786**	396,573		
	6,250,699	5,687,141		

Total assets and capital expenditure are allocated based on where the assets are located.

5 PROPERTY, PLANT AND EQUIPMENT

(a) Group

	Freehold land and buildings HK$'000	Leasehold improvements HK$'000	Studio, broadcasting and transmitting equipment HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost						
At 1 January 2006	1,063,763	70,971	1,604,670	626,827	44,825	3,411,056
Exchange differences	1,382	740	7,597	2,504	202	12,425
Additions	637	1,215	79,237	13,884	466	95,439
Transfers	(158)	–	11,397	(11,239)	–	–
Disposals	–	(303)	(11,682)	(26,488)	(1,358)	(39,831)
At 31 December 2006	1,065,624	72,623	1,691,219	605,488	44,135	3,479,089
At 1 January 2007	1,065,624	72,623	1,691,219	605,488	44,135	3,479,089
Exchange differences	1,024	828	4,158	1,096	165	7,271
Additions	2,709	3,814	210,746	19,233	2,178	238,680
Disposals	-	(77)	(41,251)	(7,027)	(1,127)	(49,482)
At 31 December 2007	**1,069,357**	**77,188**	**1,864,872**	**618,790**	**45,351**	**3,675,558**
Accumulated depreciation and impairment						
At 1 January 2006	127,554	63,308	1,057,177	232,790	34,127	1,514,956
Exchange differences	255	697	6,612	1,994	148	9,706
Charge for the year	38,953	3,861	158,230	56,024	4,137	261,205
Transfers	(1)	–	5,892	(5,891)	-	-
Written back on disposals	–	(303)	(11,060)	(25,990)	(632)	(37,985)
At 31 December 2006	166,761	67,563	1,216,851	258,927	37,780	1,747,882
At 1 January 2007	166,761	67,563	1,216,851	258,927	37,780	1,747,882
Exchange differences	218	664	3,625	908	117	5,532
Charge for the year	38,970	1,841	155,311	49,130	3,362	248,614
Written back on disposals	-	(77)	(40,389)	(6,798)	(1,127)	(48,391)
At 31 December 2007	**205,949**	**69,991**	**1,335,398**	**302,167**	**40,132**	**1,953,637**
Net book value						
At 31 December 2007	**863,408**	**7,197**	**529,474**	**316,623**	**5,219**	**1,721,921**
At 31 December 2006	898,863	5,060	474,368	346,561	6,355	1,731,207

Notes:

(i) Property, plant and equipment comprise freehold land outside Hong Kong at cost of HK$76,307,000 (2006: HK$75,754,000).

(ii) No depreciation is provided for studio, broadcasting and transmitting equipment with cost of HK$92,069,000 (2006: nil) as they cannot be put to effective use at the year end.

5 PROPERTY, PLANT AND EQUIPMENT (Continued)

(b) Company

	Buildings HK$'000	Leasehold improvements HK$'000	Studio, broadcasting and transmitting equipment HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost						
At 1 January 2006	920,232	3,990	1,134,113	512,017	33,561	2,603,913
Additions	53	–	45,319	4,549	35	49,956
Transferred from/(to) subsidiaries	–	–	(216)	2	–	(214)
Disposals	–	(243)	(3,370)	(4,332)	(1,138)	(9,083)
At 31 December 2006	920,285	3,747	1,175,846	512,236	32,458	2,644,572
At 1 January 2007	920,285	3,747	1,175,846	512,236	32,458	2,644,572
Additions	–	–	201,482	12,842	91	214,415
Transferred from/(to) subsidiaries	–	–	(5,266)	5	–	(5,261)
Disposals	–	–	(35,071)	(5,923)	(292)	(41,286)
At 31 December 2007	**920,285**	**3,747**	**1,336,991**	**519,160**	**32,257**	**2,812,440**
Accumulated depreciation						
At 1 January 2006	101,226	3,990	694,126	146,346	25,125	970,813
Charge for the year	36,817	–	113,061	44,678	3,558	198,114
Transferred from/(to) subsidiaries	–	–	(216)	2	–	(214)
Written back on disposals	–	(243)	(3,250)	(4,059)	(427)	(7,979)
At 31 December 2006	138,043	3,747	803,721	186,967	28,256	1,160,734
At 1 January 2007	138,043	3,747	803,721	186,967	28,256	1,160,734
Charge for the year	36,811	–	121,939	39,871	2,696	201,317
Transferred from/(to) subsidiaries	–	–	(5,272)	1	–	(5,271)
Written back on disposals	–	–	(34,517)	(5,789)	(292)	(40,598)
At 31 December 2007	**174,854**	**3,747**	**885,871**	**221,050**	**30,660**	**1,316,182**
Net book value						
At 31 December 2007	**745,431**	**–**	**451,120**	**298,110**	**1,597**	**1,496,258**
At 31 December 2006	782,242	–	372,125	325,269	4,202	1,483,838

Note:

No depreciation is provided for studio, broadcasting and transmitting equipment with cost of HK$92,069,000 (2006: nil) as they cannot be put to effective use at the year end.

6 LEASEHOLD LAND

The Group's interests in leasehold land represent prepaid operating lease payments and their net book value is analysed as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong held on:				
Leases of between 10 to 50 years	**179,280**	183,848	**179,280**	183,848
Leases of over 50 years	**6,495**	–	**–**	–
	185,775	183,848	**179,280**	183,848
Opening net book value	**183,848**	188,416	**183,848**	188,416
Additions	**6,495**	–	**–**	–
Amortisation (Note 21)	**(4,568)**	(4,568)	**(4,568)**	(4,568)
Closing net book value	**185,775**	183,848	**179,280**	183,848
Cost	**207,472**	200,977	**200,977**	200,977
Accumulated amortisation	**(21,697)**	(17,129)	**(21,697)**	(17,129)
Closing net book value	**185,775**	183,848	**179,280**	183,848

7 INTANGIBLE ASSETS

	Group Goodwill HK$'000
At 1 January 2006	
Cost	166,897
Accumulated impairment	(5,894)
Net book amount	161,003
Year ended 31 December 2006	
Opening net book amount	161,003
Exchange differences	1,181
Closing net book amount	162,184
At 31 December 2006	
Cost	168,078
Accumulated impairment	(5,894)
Net book amount	162,184
Year ended 31 December 2007	
Opening net book amount	162,184
Exchange differences	850
Closing net book amount	**163,034**
At 31 December 2007	
Cost	168,928
Accumulated impairment	(5,894)
Net book amount	**163,034**

7 INTANGIBLE ASSETS (Continued)

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below:

	2007		
	Overseas satellite pay TV operations HK$'000	**Channel operations HK$'000**	**Total HK$'000**
Europe	**49,448**	**–**	**49,448**
Taiwan	**–**	**113,586**	**113,586**
	49,448	**113,586**	**163,034**

	2006		
	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Total HK$'000
Europe	49,448	–	49,448
Taiwan	–	112,736	112,736
	49,448	112,736	162,184

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. The growth rate does not exceed the long-term average growth rate in which the CGU operates.

Key assumptions used for value-in-use calculations are as follows:

	Overseas satellite pay TV operations	**Channel Operations**
	Europe	**Taiwan**
Gross margin	**47%**	**34%**
Growth rate	**-18%**	**6%**
Discount rate	**12.55%**	**12.55%**

These assumptions have been used for the analysis of each CGU within the business segment.

Management determined budgeted gross margin based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

8 INTERESTS IN SUBSIDIARIES

	Company	
	2007	2006
	HK$'000	HK$'000
Unlisted shares, at cost	**11,135**	1,100
Amounts due from subsidiaries (note)	**348,564**	492,602
	359,699	493,702

Note:

The amounts due from subsidiaries are unsecured and interest free, and have no fixed terms of repayment.

Details of the subsidiaries are listed in Note 34.

9 INTERESTS IN ASSOCIATES

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Investment costs	**316,127**	533,300	**–**	–
Less: Accumulated share of losses	**(446,491)**	(538,682)	**–**	–
	(130,364)	(5,382)	**–**	–
Loans to associates (note (a))	**207,224**	115,564	**157,224**	115,564
Interest receivables from associates (note (a))	**8,091**	40,031	**7,309**	40,031
	84,951	150,213	**164,533**	155,595
Unlisted shares, at cost	**316,127**	533,300	**–**	–

Notes:

(a) Loans to associates represented a loan of HK$157,224,000 and HK$50,000,000 to TVB Pay Vision Limited ("TVBPV") and TVB Pay Vision Holdings Limited ("TVBPVH") respectively. Details of the terms of repayments and interest rates are disclosed in Note 32(d). The Group has recognised losses in excess of investment costs of HK$130,364,000 (2006: HK$5,382,000) because of the aforementioned loans granted to the associates.

The carrying amounts of loans to associates approximate their fair values.

(b) In addition to loans described in (a), the Group has trade receivables from associates, net of impairment loss, of HK$212,691,000 as disclosed in Note 32(c).

9 INTERESTS IN ASSOCIATES (Continued)

Details of the associates are listed below:

Name	Place of incorporation and operation	Principal activities	Particulars of issued shares held	Percentage of interest in ownership
TVB3 Network Company Limited	Thailand	Television production and programming service	Ordinary shares of Baht10 each	40%
TVB Pay Vision Holdings Limited	Hong Kong	Investment holding	Ordinary shares of HK$1 each	29% (Note 4(b))
#TVB Pay Vision Limited	Hong Kong	Domestic pay television programme service	Ordinary shares of HK$1 each	29% (Note 4(b))

an associate held indirectly by the Group

Summary of the Group's share of financial information on associates is as follows:

	Assets HK$'000	Liabilities HK$'000	Equity HK$'000	Revenues HK$'000	Loss for the year HK$'000
2007	**95,044**	**177,454**	**(82,410)**	**99,508**	**(124,982)**
2006	207,918	213,300	(5,382)	87,428	(163,109)

10 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group 2007 HK$'000	2006 HK$'000
Beginning and end of the year	**3**	3
Available-for-sale financial assets include the following:		
Unlisted equity securities – Canada	**3**	3

11 LOAN TO INVESTEE COMPANY

	Group	
	2007	2006
	HK$'000	HK$'000
Loan to investee company	**3,190**	6,666

The loan to the investee company denominated in Canadian dollars, is unsecured, carries interest at 2% per annum above the Canadian Prime Rate and has no fixed terms of repayment.

The carrying amount of loan to investee company approximates its fair value.

12 STOCKS

At 31 December 2007 and 2006, all stocks are stated at lower of cost and net realisable value.

13 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Non-current portion				
Prepayment for acquiring a property (Note 30 (a))	**62,482**	–	–	–
Current portion				
Receivables from:				
Associates	**349,499**	231,069	**346,998**	228,450
Related parties	**76,926**	63,865	–	–
Trade receivables (note)	**984,066**	952,998	**661,690**	626,571
	1,410,491	1,247,932	**1,008,688**	855,021
Less: Provision for impairment loss of receivables from:				
Associates (Note 3(c))	**(136,808)**	(1,803)	**(135,000)**	–
Third parties and related parties	**(75,308)**	(72,198)	**(28,334)**	(33,554)
Other receivables, prepayments and deposits	**139,572**	150,865	**97,843**	95,794
Tax reserve certificates	**67,756**	47,551	–	–
	1,405,703	1,372,347	**943,197**	917,261
Total	**1,468,185**	1,372,347	**943,197**	917,261

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

13 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS (Continued)

At 31 December 2007 and 2006, the aging analysis of the trade receivables including trading balances due from associates and related parties is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**480,843**	443,681	**254,454**	233,360
1-2 months	**274,129**	258,383	**222,077**	209,957
2-3 months	**165,614**	173,324	**139,746**	138,996
3-4 months	**88,481**	95,638	**63,475**	68,358
4-5 months	**49,148**	57,153	**38,747**	39,789
Over 5 months	**351,875**	217,491	**290,189**	164,561
	1,410,090	1,245,670	**1,008,688**	855,021
Trade receivables due from:				
Third parties	**984,066**	952,998	**661,690**	626,571
Associates and related parties	**426,024**	292,672	**346,998**	228,450
	1,410,090	1,245,670	**1,008,688**	855,021
Non-trading amounts due from associates and related parties	**401**	2,262	**–**	–
	1,410,491	1,247,932	**1,008,688**	855,021

As at 31 December 2007, the aging analysis of the trade receivables not determined to be impaired is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Up to 5 months	**1,035,558**	1,004,845	**699,085**	672,808
Over 5 months to 1 year	**147,010**	136,549	**132,525**	116,663
Over 1 year	**15,406**	32,537	**13,744**	31,996
	1,197,974	1,173,931	**845,354**	821,467
Less: Amounts not yet due	**(577,763)**	(554,441)	**(389,797)**	(373,898)
Amounts past due	**620,211**	619,490	**455,557**	447,569

Receivables that were past due but not impaired were related to a number of individual customers that have a good trade record with the Group. Based on past experience, Management believes that no impairment allowance is necessary for these balances.

13 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS (Continued)

The percentage of amounts (before impairment loss) of the Group's trade receivables are denominated in the following currencies:

	Group	
	2007	2006
	%	%
Hong Kong dollars	**74**	72
US dollars	**7**	6
New Taiwan dollars	**10**	13
Malaysian Ringgit	**5**	5
Other currencies	**4**	4
	100	100

Movements on the provision for impairment of trade and other receivables are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
At 1 January	**74,001**	68,031
Provision for impairment loss		
– Associate (Note 3(c))	**135,000**	–
– Third parties	**17,137**	20,132
Reversal of provision for impairment	**(7,825)**	(14,000)
Receivables written off as uncollectible	**(6,427)**	(232)
Exchange differences	**230**	70
	212,116	74,001

The carrying amounts of trade and other receivables, prepayments and deposits approximate their fair values.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

14 PLEDGED BANK DEPOSITS

At 31 December 2007, the Group had pledged bank deposits of HK$1,692,000 (2006: HK$239,000) to secure banking and credit facilities granted to subsidiaries of the Group. The carrying amounts of bank deposits approximate their fair values.

15 CASH AND CASH EQUIVALENTS

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash at bank and in hand	**261,127**	241,842	**51,639**	81,758
Short term bank deposits (note)	**1,747,768**	1,317,237	**1,277,065**	912,596
	2,008,895	1,559,079	**1,328,704**	994,354

Note:

The maximum exposure to credit risk on bank balances is represented by the carrying amount in the balance sheet.

16 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	Nominal value HK$'000
Authorised:		
At 1 January 2006 and 2007 and 31 December 2007	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2006 and 2007 and 31 December 2007	**438,000,000**	**21,900**

17 OTHER RESERVES

(a) Group

	Share premium HK$'000	General reserve HK$'000	Capital reserve HK$'000	Legal reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Total HK$'000
Balance at 1 January 2006	602,026	70,000	864	19,407	40,118	(32,283)	700,132
Currency translation differences:							
– Group	–	–	–	–	–	(46,296)	(46,296)
Transfer from retained earnings	–	–	–	15,987	–	–	15,987
Balance at 31 December 2006	602,026	70,000	864	35,394	40,118	(78,579)	669,823
Balance at 1 January 2007	602,026	70,000	864	35,394	40,118	(78,579)	669,823
Currency translation differences:							
– Group	–	–	–	–	–	1,653	1,653
Transfer from retained earnings	–	–	–	14,356	–	–	14,356
Balance at 31 December 2007	**602,026**	**70,000**	**864**	**49,750**	**40,118**	**(76,926)**	**685,832**

(b) Company

	Share premium HK$'000	General reserve HK$'000	Capital redemption reserve HK$'000	Total HK$'000
Balance at 1 January 2006 and 2007 and 31 December 2007	**602,026**	**70,000**	**40,118**	**712,144**

In accordance with the local laws and regulations of a subsidiary, the subsidiary is required to transfer the gain on deemed disposal of its associate to the capital reserve. The capital reserve in connection with the gain on deemed disposal of its associate can only be used to cover operating losses.

In accordance with the local laws of subsidiaries in Taiwan, these subsidiaries are required to set aside 10% of annual net income less any accumulated deficit as legal reserve to the extent that the legal reserve amounts to total contributed share capital. The application of the legal reserve is restricted to covering operating losses and conversion into share capital.

The capital redemption reserve and share premium account of the Group were set up in accordance with the requirements of the Hong Kong Companies Ordinance.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in Note 1.4.

Distributable reserves, include retained earnings and general reserve, of the Company at 31 December 2007, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$3,696,014,000 (2006: HK$3,506,504,000).

18 TRADE AND OTHER PAYABLES AND ACCRUALS

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade payables to:				
Associates (Note 32(c))	**4,627**	5,157	**–**	–
Related parties (Note 32(c))	**2,881**	109	**–**	–
Third parties	**140,466**	80,104	**109,781**	39,649
	147,974	85,370	**109,781**	39,649
Amount due to subsidiaries	**–**	–	**73,778**	–
Other payables and accruals	**520,391**	508,624	**278,785**	230,817
	668,365	593,994	**462,344**	270,466

At 31 December 2007 and 2006, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**105,136**	48,181	**85,184**	26,783
1-2 months	**28,595**	22,253	**17,571**	9,441
2-3 months	**9,723**	8,433	**5,695**	2,518
3-4 months	**2,330**	3,437	**869**	221
4-5 months	**653**	866	**437**	283
Over 5 months	**1,537**	2,200	**25**	403
	147,974	85,370	**109,781**	39,649

The carrying amounts of trade and other payables and accruals approximate their fair values.

19 DEFERRED INCOME TAX

The movement in the deferred income tax liabilities/(assets) account is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**101,322**	125,382	**105,756**	118,562
Exchange differences	**(75)**	(91)	**–**	–
Recognised in the income statement (Note 24)	**14,140**	(23,969)	**2,217**	(12,806)
At 31 December	**115,387**	101,322	**107,973**	105,756

19 DEFERRED INCOME TAX (Continued)

Deferred income tax assets are recognised for tax losses carry forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2007, the Group has unrecognised tax losses of HK$455,389,000 (2006: HK$474,587,000) to carry forward against future taxable income. These tax losses will expire as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
After the fifth year	**–**	36,652
No expiry date	**455,389**	437,935
	455,389	474,587

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

(a) Group

Deferred income tax liabilities

	Accelerated tax depreciation		Others		Total	
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**112,894**	128,902	**21,050**	31,590	**133,944**	160,492
Recognised in the income statement	**334**	(16,012)	**(2,928)**	(10,564)	**(2,594)**	(26,576)
Exchange differences	**1**	4	**26**	24	**27**	28
At 31 December	**113,229**	112,894	**18,148**	21,050	**131,377**	133,944

Deferred income tax assets

	Provisions		Tax losses		Others		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**–**	182	**17,350**	19,832	**15,272**	15,096	**32,622**	35,110
Recognised in the income statement	**–**	(182)	**(16,503)**	(2,540)	**(231)**	115	**(16,734)**	(2,607)
Exchange differences	**–**	–	**47**	58	**55**	61	**102**	119
At 31 December	**–**	–	**894**	17,350	**15,096**	15,272	**15,990**	32,622

19 DEFERRED INCOME TAX (Continued)

(b) Company

Deferred income tax liabilities

	Accelerated tax depreciation		Others		Total	
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**109,757**	123,307	**374**	1,030	**110,131**	124,337
Recognised in the income statement	**2,064**	(13,550)	**1,028**	(656)	**3,092**	(14,206)
At 31 December	**111,821**	109,757	**1,402**	374	**113,223**	110,131

Deferred income tax assets

	Others		Total	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**4,375**	5,775	**4,375**	5,775
Recognised in the income statement	**875**	(1,400)	**875**	(1,400)
At 31 December	**5,250**	4,375	**5,250**	4,375

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Net deferred income tax assets recognised on the balance sheet	**(10,725)**	(25,121)	**–**	–
Net deferred income tax liabilities recognised on the balance sheet	**126,112**	126,443	**107,973**	105,756
	115,387	101,322	**107,973**	105,756

20 RETIREMENT BENEFIT OBLIGATIONS

	Group 2007 HK$'000	2006 HK$'000
Obligations on:		
Pensions – defined contribution plans (note (a))	**7,629**	7,830
Pensions – defined benefits plans (note (b))	**14,637**	16,515
	22,266	24,345

Notes:

(a) Pensions – defined contribution plans

Forfeited contributions totaling HK$2,301,000 (2006: HK$3,401,000) were utilised during the year.

Contributions totaling HK$7,629,000 (2006: HK$7,830,000) were payable to the fund at the year end and are included in other payables and accruals.

(b) Pensions – defined benefits plans

The Group operates a defined benefit retirement scheme providing benefits to eligible employees located in Taiwan under the local regulations.

The pension plan is a final salary defined benefit plan. The assets of the funded plan are held independently of those of the Group, being invested through a central trust fund. The plan is valued by a qualified actuary annually using the projected unit credit method. The latest valuation was carried out as of 31 December 2007 by Client View Management Consulting Co., Ltd..

The amounts recognised in the consolidated balance sheet are determined as follows:

	Group 2007 HK$'000	2006 HK$'000
Present value of funded obligations	**63,334**	52,534
Fair value of plan assets	**(33,435)**	(27,528)
	29,899	25,006
Unrecognised actuarial losses	**(15,262)**	(8,491)
Liability in the balance sheet	**14,637**	16,515

20 RETIREMENT BENEFIT OBLIGATIONS (Continued)

Notes:

(b) Pensions – defined benefits plans (Continued)

Expected contributions to defined benefit plans for the year ending 31 December 2008 are HK$4,551,000.

Plan assets are comprised as follows:

	Group			
	2007		2006	
	HK$'000	**%**	HK$'000	%
Bank deposits	**13,234**	**40**	12,313	45
Equity	**3,735**	**11**	4,586	16
Debt	**8,666**	**26**	9,332	34
Others	**7,800**	**23**	1,297	5
	33,435	**100**	27,528	100

The movement in the present value of the liability recognised in the consolidated balance sheet is as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
At 1 January	**52,534**	47,120
Current service cost	**1,107**	1,385
Interest cost	**1,835**	1,666
Actuarial losses	**7,367**	1,863
Exchange differences	**491**	500
At 31 December	**63,334**	52,534

The movement in the fair value of plan assets of the year is as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
At 1 January	**27,528**	21,428
Expected return on plan assets	**754**	614
Actuarial gains/(losses)	**56**	(29)
Employer contributions	**4,838**	5,287
Exchange differences	**259**	228
At 31 December	**33,435**	27,528

20 RETIREMENT BENEFIT OBLIGATIONS (Continued)

Notes:

(b) Pensions – defined benefits plans (Continued)

The amounts recognised in the consolidated income statement are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Current service cost	**1,107**	1,385
Interest cost	**1,836**	1,666
Expected return on plan assets	**(754)**	(614)
Net actuarial losses recognised	**665**	666
Total, included in employee benefit expense (Note 22 (b))	**2,854**	3,103

The actual return on plan assets was HK$810,000 (2006: HK$585,000).

The principal actuarial assumptions used were as follows:

	Group	
	2007	2006
	%	%
Discount rate	**3.00**	3.50
Expected rate of return on plan assets	**2.50**	2.50
Expected rate of future salary increases	**2.00 – 3.00**	3.00

Historical information:

	Group	
	2007	2006
	HK$'000	HK$'000
Present value of defined benefit obligation	**63,334**	52,534
Fair value of plan assets	**(33,435)**	(27,528)
Deficit	**29,899**	25,006
Experience adjustments on plan liabilities	**1,355**	1,627
Experience adjustments on plan assets	**(56)**	30

21 PROFIT BEFORE INCOME TAX

The following items have been charged/(credited) to the profit before income tax during the year:

	2007 HK$'000	2006 HK$'000
Net exchange gain	**(26,529)**	(57,670)
Loss on disposal of property, plant and equipment	**738**	872
Auditors' remuneration	**4,221**	3,623
Non-audit service fees (mainly tax services)	**1,830**	1,655
Cost of programmes, film rights, movies and stocks	**1,168,902**	1,170,761
Depreciation	**248,614**	261,205
Amortisation of leasehold land (Note 6)	**4,568**	4,568
Operating leases		
– equipment and transponders	**41,962**	48,286
– land and buildings	**29,719**	27,080
Employee benefit expense (excluding directors' emoluments) (Note 22 (b))	**1,272,836**	1,169,257

22 DIRECTORS' EMOLUMENTS AND EMPLOYEE BENEFIT EXPENSE

(a) Directors' emoluments

The remuneration of every Director for the year ended 31 December 2007 is set out below:

Name of Director	Fees HK$'000	Salary and allowance HK$'000	Discretionary bonuses HK$'000	Pension contributions HK$'000	Total HK$'000
Executive Directors					
Sir Run Run Shaw, G.B.M.	900	-	-	-	900
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P.	75	4,380	-	12	4,467
Mona Fong	225	1,200	-	-	1,425
Non-executive Directors					
Edward Cheng Wai Sun, S.B.S., J.P.	105	-	-	-	105
Dr. Chow Yei Ching, G.B.S.	75	-	-	-	75
Ho Ting Kwan (note (i))	35	-	-	-	35
Chien Lee	165	-	-	-	165
Christina Lee Look Ngan Kwan	150	-	-	-	150
Dr. Li Dak Sum, DSSc. (Hon.), J.P.	75	-	-	-	75
Kevin Lo Chung Ping	150	-	-	-	150
Gordon Siu Kwing Chue, G.B.S., J.P. (note (ii))	60	-	-	-	60
Robert Sze Tsai To (note (iii))	245	-	-	-	245
	2,260	5,580	-	12	7,852

22 DIRECTORS' EMOLUMENTS AND EMPLOYEE BENEFIT EXPENSE (Continued)

(a) Directors' emoluments (Continued)

The remuneration of every Director for the year ended 31 December 2006 was set out below:

Name of Director	Fees HK$'000	Salary and allowance HK$'000	Discretionary bonuses HK$'000	Pension contributions HK$'000	Total HK$'000
Executive Directors					
Sir Run Run Shaw, G.B.M.	900	–	–	–	900
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P.	53	4,247	–	12	4,312
Mona Fong	244	703	–	–	947
Louis Page	43	994	3,000	99	4,136
Non-executive Directors					
Edward Cheng Wai Sun, S.B.S., J.P.	56	–	–	–	56
Dr. Chow Yei Ching, G.B.S.	53	–	–	–	53
Ho Ting Kwan	85	–	–	–	85
Chien Lee	115	–	–	–	115
Christina Lee Look Ngan Kwan	96	–	–	–	96
Dr. Li Dak Sum, DSSc. (Hon.), J.P.	56	–	–	–	56
Kevin Lo Chung Ping	128	–	–	–	128
Robert Sze Tsai To	213	–	–	–	213
	2,042	5,944	3,000	111	11,097

Notes:

(i) The Director resigned on 13 April 2007.

(ii) The Director was appointed on 10 July 2007.

(iii) The Director resigned on 22 January 2008.

(b) Employee benefit expense

	2007 HK$'000	2006 HK$'000
Wages and salaries	**1,195,406**	1,094,072
Pension costs – defined contribution plans	**74,576**	72,082
Pension costs – defined benefits plans	**2,854**	3,103
	1,272,836	1,169,257

Notes to the Consolidated Financial Statements

22 DIRECTORS' EMOLUMENTS AND EMPLOYEE BENEFIT EXPENSE (Continued)

(c) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2006: two) Director whose emoluments are reflected in the analysis presented in note (a) above. The emoluments payable to the remaining four (2006: three) individuals during the year are as follows:

	2007 HK$'000	2006 HK$'000
Salaries and allowances	**13,106**	9,199
Bonuses	**5,517**	5,512
Pension contributions	**658**	620
	19,281	15,331

The aggregate emoluments paid to the individuals are further analysed into the following bands:

Emolument bands	Number of individuals in each band 2007	 2006
HK$3,000,001 – HK$3,500,000	**1**	–
HK$3,500,001 – HK$4,000,000	**1**	1
HK$4,000,001 – HK$4,500,000	**1**	1
HK$7,500,001 – HK$8,000,000	**1**	1
	4	3

23 FINANCE COSTS

	2007 HK$'000	2006 HK$'000
Interest on overdrafts, bank loans and other loans – wholly repayable within five years	**–**	98

24 INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the consolidated income statement represents:

	2007 HK$'000	2006 HK$'000
Current income tax:		
– Hong Kong	**211,266**	213,192
– Overseas	**58,716**	57,803
– Under provisions in prior years	**200**	155
Deferred income tax relating to the origination and reversal of temporary differences (Note 19)	**14,140**	(23,969)
	284,322	247,181

The income tax on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate of the place where the company operates as follows:

	2007 HK$'000	2006 HK$'000
Profit before income tax	**1,549,543**	1,435,621
Calculated at a taxation rate of 17.5% (2006: 17.5%)	**271,170**	251,234
Effect of different taxation rates in other countries	**(12,491)**	(19,653)
Tax effect of share of results of associates	**21,872**	28,544
Income not subject to taxation	**(38,410)**	(8,467)
Expenses not deductible for taxation purposes	**35,005**	1,582
Tax losses not recognised	**558**	2,437
Utilisation of previously unrecognised tax losses	**(6,185)**	(11,839)
Tax credit allowance	**(638)**	(2,746)
Tax on undistributed profits	**14,046**	7,158
Allowance for previous non-deductible expenses	**(332)**	(985)
Others	**(473)**	(239)
Under provisions in prior years	**200**	155
	284,322	247,181

25 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$956,010,000 (2006: HK$937,458,000).

26 EARNINGS PER SHARE

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$1,263,684,000 (2006: HK$1,188,597,000) and 438,000,000 shares in issue throughout the years ended 31 December 2007 and 2006. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

27 DIVIDENDS

	2007 HK$'000	2006 HK$'000
Interim dividend paid of HK$0.30 (2006: HK$0.25) per ordinary share	**131,400**	109,500
Proposed final dividend of HK$1.50 (2006: HK$1.45) per ordinary share	**657,000**	635,100
	788,400	744,600

At a meeting held on 26 March 2008, the Directors recommended a final dividend of HK$1.50 per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before income tax to cash generated from operations

	2007 HK$'000	2006 HK$'000
Profit before income tax	**1,549,543**	1,435,621
Depreciation and amortisation of leasehold land	**253,182**	265,773
Loss on disposal of property, plant and equipment	**738**	872
Impairment loss of trade receivables from an associate	**135,000**	--
Share of losses of associates	**124,982**	163,109
Gain on disposal of equity interests in an associate	**(140,000)**	--
Utilisation of onerous contracts	**–**	(1,042)
Interest income	**(89,165)**	(58,080)
Exchange differences	**(3,454)**	(52,822)
	1,830,826	1,753,431
(Increase)/decrease in programmes, film rights, movies and stocks	**(13,444)**	7,258
Increase in trade and other receivables, prepayments and deposits	**(166,611)**	(103,712)
Increase in trade and other payables and accruals	**32,652**	7,638
Decrease in retirement benefit obligations – defined benefits plans	**(1,878)**	(1,988)
Cash generated from operations	**1,681,545**	1,662,627

29 CONTINGENT LIABILITIES

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
(a) Guarantees for banking facilities granted to an investee company	**10,393**	8,675	**–**	–

It is anticipated that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

(b) The Group has received protective profits tax assessment notices from the IRD for the years of assessment 1998/99, 1999/2000 and 2000/01 on the profits generated by the Group's programme licensing and distribution business carried out overseas, to which the Group has objected. Out of the total amounts assessed, the Group has been granted conditional holdovers by the purchase of Tax Reserve Certificates in the amounts of HK$23,990,000, HK$23,561,000 and HK$20,205,000 for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively, whereas unconditional holdovers have been granted for the remaining assessed amounts of HK$74,287,000, HK$75,015,000 and HK$65,819,000 for the years of assessment 1998/99, 1999/2000, 2000/01 (revised) respectively. Further additional profits tax assessment notices for the year of assessment 2001/02 are expected to be issued before 31 March 2008.

The Group has filed an objection to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

30 COMMITMENTS

(a) Capital commitments

The amounts of commitments for property, plant and equipment are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Authorised but not contracted for	**1,046,897**	792,171	**874,573**	720,031
Contracted but not provided for (note)	**629,111**	28,461	**62,854**	25,236
	1,676,008	820,632	**937,427**	745,267

Note:

Pursuant to an agreement signed between Liann Yee Production Co. Ltd. ("LYP"), a wholly-owned subsidiary of the Company and Gala TV Corporation ("Gala TV") on 21 December 2007, LYP paid NT$259,800,000 (HK$62,482,000) as a prepayment to Gala TV representing 10% of the total consideration (NT$2,598,000,000) for the acquisition of a property, which is under the construction, in Taiwan. LYP has committed to pay remaining balance of NT$2,338,200,000 (HK$562,337,000) upon Gala TV satisfying certain conditions.

30 COMMITMENTS (Continued)

(b) Operating lease commitments as lessee

At 31 December 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases which fall due as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings				
– not later than one year	**29,097**	23,598	**4,345**	1,520
– later than one year and not later than five years	**52,009**	40,167	**5,740**	524
– later than five years	**5,218**	–	–	–
	86,324	63,765	**10,085**	2,044
Equipment and transponders				
– not later than one year	**38,845**	35,503	**141**	331
– later than one year and not later than five years	**42,371**	68,490	–	141
– later than five years	–	1,096	–	–
	81,216	105,089	**141**	472
	167,540	168,854	**10,226**	2,516

The Group leases various premises and buildings for the use as offices and studios under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The Group also leases various plant and machinery under non-cancellable operating lease agreements.

The lease expenditure expensed in the income statement during the year is disclosed in Note 21.

(c) Operating lease commitments as lessor

At 31 December 2007, the Group had contracted with tenants for future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings				
– not later than one year	**4,402**	6,238	**4,402**	6,238
– later than one year and not later than five years	–	4,419	–	4,419
	4,402	10,657	**4,402**	10,657

Operating lease payments represent rental receivable by the Group from its associate. Leases are negotiated and rentals are fixed for 5 years.

31 TELEVISION BROADCASTING LICENCE

The Company operates under the terms of a licence granted by the Government of the HKSAR which runs for a period of twelve years to 30 November 2015. The licence will be subject to a mid-term review in 2009.

32 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Transactions with related parties

The following is a summary of significant related party transactions during the year carried out by the Group in the normal course of its business:

	Note	2007 HK$'000	2006 HK$'000
Sales of services:			
Associates			
Programmes/channel licensing fee	(i)	**203,417**	197,781
Channel package service fee	(i)	**1,800**	2,131
Advertising income	(i)	**316**	6,615
Rental income and related charges	(i)	**6,376**	6,377
Others	(i)	**3,039**	3,259
Other related parties			
Programmes/channel licensing fee	(ii)	**192,740**	143,928
Advertising agency fee	(ii)	**46,849**	40,305
Management fee	(ii)	**33,735**	31,345
Marketing and consultancy services fee	(ii)	**8,685**	–
Facilities services fee	(ii)	**2,743**	–
Channel licensing fee	(iii)	**1,170**	971
Advertising income	(iv)	**3,488**	5,569
Advertising income	(v)	**1,692**	–
Advertising income	(vi)	**1,200**	–
		507,250	438,281
Purchases of services:			
Associates			
Playback and uplink service fee	(i)	**(33,256)**	(36,207)
Others	(i)	**(6,268)**	(3,245)
Other related parties			
Programmes/channel licensing fee	(vii)	**(1,538)**	(2,588)
Supply and installation of generator	(viii)	**(2,463)**	–
Agency fee	(ix)	**(239)**	(1,836)
Digital restoration of video tapes	(x)	**(617)**	–
		(44,381)	(43,876)

32 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(a) Transactions with related parties (Continued)

Notes:

(i) The fees were received from/(paid to) TVBPV, an associate of the Company (Note 4(a)).

(ii) The fees were received from MEASAT Broadcast Network Systems Sdn. Bhd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(iii) The fees were received from All Asia Multimedia Networks FZ-LLC, an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(iv) The fees were received from Sharp-Roxy (Hong Kong) Limited, an associate of a Director of the Company.

(v) The fees were received from Chevalier International Holdings Limited whose controlling shareholder is also a Director of the Company.

(vi) The fees were received from East Asia Entertainment Ltd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(vii) The fees were paid to Celestial Television Networks Ltd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(viii) The fees were paid to Chevalier (HK) Limited ("CHKL"). The controlling shareholders of the holding company of CHKL, is also a Director of the Company.

(ix) The fees were paid to Celestial Productions Limited, an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(x) The fees were paid to Shaw Brothers (Hong Kong) Limited, a substantial shareholder of the Company.

(b) Key management compensation

	2007 HK$'000	2006 HK$'000
Salaries and other short-term employee benefits	**24,873**	24,385

32 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(c) Balances with related parties

	2007 HK$'000	2006 HK$'000
Receivables from associates (note (i))	**349,499**	231,069
Receivables from other related parties (note (ii))	**76,926**	63,865
	426,425	294,934
Payables to associates	**4,627**	5,157
Payables to other related parties	**2,881**	109
	7,508	5,266

Notes:

(i) At 31 December 2007, a provision for impairment loss of receivable from associates of HK$136,808,000 (2006: HK$1,803,000) had been provided (Note 3(c)).

(ii) At 31 December 2007, no provision for impairment loss of receivable from other related parties was provided (2006: HK$2,262,000) as the impairment loss of HK$2,262,000 provided in previous years was written off in 2007.

32 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(d) Loans to related parties

	2007 HK$'000	2006 HK$'000
Investee company		
Beginning of the year	**6,666**	6,712
Loan repayments received	**(4,209)**	–
Interest charged	**324**	480
Interest received	**(324)**	(516)
Exchange differences	**733**	(10)
End of the year	**3,190**	6,666
Associates		
Beginning of the year	**155,595**	144,069
Loan advanced	**50,000**	–
Interest charged	**12,584**	11,526
Interest received	**(2,864)**	–
End of the year	**215,315**	155,595

The loan to the investee company is unsecured, carries interest at 2% per annum above the Canadian Prime Rate and has no fixed terms of repayment.

A loan of HK$115,564,000 granted to an associate, TVBPV, is unsecured and carries interest at 8% per annum compounded annually. The loan together with the accrued interest should be payable to the Company in two annual installments on 20 February 2007 and 20 February 2008 respectively. However, a Restructuring and Mortgage Deed was concluded in April 2007 to extend the Debt (principal amount and the accrued interest up to 19 February 2007) of HK$157,224,000 and all interest accrued thereon to be repaid in one lump sum on or before 18 August 2008. TVBPV undertakes to pay interest at the rate of 3-month HIBOR plus 1% and the Debt is partially secured on assets with the carrying value as at 31 December 2007 amounting to HK$32,414,000.

On 12 March 2007, an unsecured loan of HK$50,000,000 was provided to an associate, TVBPVH, at an annual rate of 1.5% above the prime lending rate announced by The Hongkong and Shanghai Banking Corporation Limited and to be repaid in full on 28 February 2009.

33 APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on 26 March 2008.

34 SUBSIDIARIES

	Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
#	iTVB Holdings Limited	British Virgin Islands, limited liability company	HK$10,000	–	100	100	Investment holding
#	Jade Animation International Limited	Bermuda, limited liability company	US$12,000	–	100	100	Inactive
	Long Wisdom Limited	Hong Kong, limited liability company	HK$2	–	100	100	Investment holding
#	OHE Facilities Limited	Bermuda, limited liability company	US$20,000	–	100	100	Inactive
*	Television Broadcasts Airtime Sales (Guangzhou) Limited	The People's Republic of China, limited liability company	HK$500,000	–	100	100	Provision of agency services on design, production and exhibition of advertisements
#	TVB Club Limited	Hong Kong, limited liability company	HK$1	–	100	100	Dormant
	TVB Investment Limited	Bermuda, limited liability company	US$20,000	–	100	100	Investment holding
	TVB Music Limited	Hong Kong, limited liability company	HK$1	–	100	100	Production, publishing and licensing of musical works
#	TVB Satellite TV Holdings Limited	Bermuda, limited liability company	US$12,000	–	100	100	Investment holding
	TVBI Company Limited	Hong Kong, limited liability company	HK$2,000,000	–	100	100	Investment holding and programme licensing
	TVBO Production Limited	Bermuda, limited liability company	US$12,000	–	100	100	Owner of film rights and programme licensing
*	广东采星坊演艺咨询服务有限公司	The People's Republic of China, limited liability company	RMB10,000,000	–	100	100	Provision of consultancy, management and agency services to artistes
	Art Limited	Hong Kong, limited liability company	HK$10,000	–	73.68	–	Film licensing and distribution

34 SUBSIDIARIES (Continued)

Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
Capital Empire Limited	British Virgin Islands, limited liability company	US$1,000	–	100	–	Owner of film rights and programme licensing
CC Decoders Ltd.	United Kingdom, limited liability company	GBP2	–	100	–	Provider of decoder units
# Condor Entertainment B.V.	The Netherlands, limited liability company	EUR18,400	–	100	–	Investment holding
Countless Entertainment (Taiwan) Company Ltd.	Taiwan, limited liability company	NT$10,000,000	–	100	–	Investment holding
# Extra Profit Holdings Limited	British Virgin Islands, limited liability company	HK$1	–	100	–	Investment holding
# Fairwork Group Limited	British Virgin Islands, limited liability company	US$1,000	–	100	–	Investment holding
# Golden Star Video Library Sdn. Bhd.	Malaysia, limited liability company	MYR10,000	–	51	–	Inactive
Interface Communication Co., Ltd.	Taiwan, limited liability company	NT$199,800,000	–	92.51	–	Magazine publication
# iTVB Limited	British Virgin Islands, limited liability company	HK$10,000	–	100	–	Investment holding
Jade Animation Company Limited	Hong Kong, limited liability company	HK$2	–	100	–	Inactive
Jade Animation Productions Limited	Hong Kong, limited liability company	HK$500,000	–	100	–	Inactive
Jade Multimedia International Limited	Bermuda, limited liability company	US$12,000	–	100	–	Animation investment, licensing and distribution
Liann Yee Production Co. Ltd.	Taiwan, limited liability company	NT$880,000,000	–	100	–	Production of television programmes, leasing of film studios and advertising
* Oriental Home Entertainment Inc.	Canada, limited liability company	CAD100	–	100	–	Programme licensing and distribution
Peony Holding N.V.	Netherlands Antilles, limited liability company	US$100	US$6,000	100	–	Investment holding

34 SUBSIDIARIES (Continued)

	Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
#	Request Investments Limited	British Virgin Islands, limited liability company	HK$1	–	100	–	Dormant
#	The Chinese Channel Limited	Hong Kong, limited liability company	HK$4	–	100	–	Inactive
	The Chinese Channel Limited	United Kingdom, limited liability company	GBP1,111	–	100	–	Provision of services for programme productions
	The Chinese Channel (France) SAS	France, limited liability company	EUR37,000	–	100	–	Provision of satellite and subscription television programmes
#	The Chinese Channel (Holdings) Limited	Cayman Islands, limited liability company	GBP89,640	–	100	–	Investment holding
#	Toysters Animation International Ltd.	British Virgin Islands, limited liability company	US$1,000	–	55	–	Inactive
	TVB (Australia) Pty. Ltd.	Australia, limited liability company	A$5,500,000	–	100	–	Provision of satellite and subscription television programmes
	TVB Facilities Limited	Hong Kong, limited liability company	HK$10,000	–	100	–	Provision of services for programme productions
*	TVB Holdings (USA) Inc.	USA, limited liability company	US$6,010,000	–	100	–	Investment holding and programme licensing and distribution
#	TVB International Limited	Hong Kong, limited liability company	HK$10,000	–	100	–	Inactive
	TVB Macau Company Limited	Macau, limited liability company	MOP25,000	–	100	–	Provision of services for programmes productions
#	TVB (Overseas) Limited	Bermuda, limited liability company	US$12,000	–	100	–	Inactive
	TVB Publications Limited	Hong Kong, limited liability company	HK$20,000,000	–	73.68	–	Magazine publications
§	TVB Publishing Holding Limited	Hong Kong, limited liability company	HK$8,550,000	–	73.68	–	Investment holding

34 SUBSIDIARIES (Continued)

	Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
	TVB Satellite Broadcasting Limited	Hong Kong, limited liability company	HK$2	–	100	–	Provision of programming and channel services
*	TVB Satellite Platform, Inc.	USA, limited liability company	US$3,000,000	–	100	–	Provision of satellite and subscription television programmes
	TVB Satellite TV Entertainment Limited	Bermuda, limited liability company	US$12,000	–	100	–	Provision of satellite and subscription television programmes
	TVB Satellite TV (HK) Limited	Hong Kong, limited liability company	HK$2	–	100	–	Provision of pay television programmes
#	TVB (Shanghai Holdings) Limited	British Virgin Islands, limited liability company	US$1	–	100	–	Dormant
	TVB (UK) Limited	United Kingdom, limited liability company	GBP2	–	100	–	Investment holding
*	TVB (USA) Inc.	USA, limited liability company	US$10,000	–	100	–	Provision of satellite and subscription television programmes
	TVB Video (UK) Limited	United Kingdom, limited liability company	GBP1,000	–	100	–	Programme licensing
	TVB.COM Limited	Hong Kong, limited liability company	HK$2	–	100	–	Internet web portal
	TVBO Facilities Limited	Bermuda, limited liability company	US$12,000	–	100	–	Provision of services for programme productions
#	Zennora Group Limited	British Virgin Islands, limited liability company	US$1,000	–	100	–	Investment holding

None of the subsidiaries have issued any loan capital. Except for TVBO Facilities Limited and TVBO Production Limited which operate worldwide, all subsidiaries operate principally in their place of incorporation.

* The accounts of these subsidiaries have been audited by firms other than PricewaterhouseCoopers, which do not materially affect the results of the Group.

The accounts of these subsidiaries are not audited.

§ On 30 November 2001, TVB Publishing Holding Limited issued a total of 9,000,000 ordinary shares (with a par value of HK$0.10 per share) at HK$8.60 per share to its minority shareholders as unpaid shares. These shares will not be entitled to voting and dividends rights until they are fully paid. 4,500,000 ordinary shares were fully paid up in 2003 and the remaining 4,500,000 ordinary shares were still unpaid as at 31 December 2007.



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鄧健泓 Patrick Tang
馬德鐘 Joe Ma
陳法拉 Fala Chen
林峯 Raymond Lam
黃宗澤 Bosco Wong
廖碧兒 Bernice Jan Liu
郭晉安 Kwok Chun On
黎姿 Gigi Lai
胡杏兒 Myolie Wu
陳豪 Moses Chan
佘詩曼 Charmaine Sheh
林保怡 Bowie Lam
吳卓羲 Ron Ng
鍾嘉欣 Linda Chung
鄭嘉穎 Kevin Cheng
徐子珊 Kate Tsui
黃德斌 Kenny Wong
黎諾懿 Lai Lok Yi
蒙嘉慧 Yoyo Mung
馬國明 Kenneth Ma






李司棋
Louise Lee

關菊英
Susanna Kwan

謝天華
Michael Tse

曹敏莉
Mandy Cho

苗僑偉
Michael Miu

郭羨妮
Sonija Kwok

陳錦鴻
Sunny Chan

湯盈盈
Angela Tong

楊怡
Tavia Yeung

馬浚偉
Steven Ma

陳敏之
Sharon Chan

高鈞賢
Matthew Ko

王喜
Wong He

楊思琦
Shirley Yeung

崔建邦
Amigo Choi

唐詩詠
Natalie Tong

丘凱敏
Anna Yau

陳智燊
Jason Chan

葉翠翠
Tracy Ip

楊婉儀
Winnie Young


黃長興
Stephen Wong
李詩韻
Selena Li
朱凱婷
Heidi Chu
李思捷
Johnson Lee
王祖藍
Wong Cho Lam
楊秀惠
Vivien Yeo
王貽興
Ong Yi Hing
陳芷菁
Astrid Chan
徐淑敏
Suki Chui
吳家樂
Ng Ka Lok
李亞男
Leanne Li
胡諾言
Jack Wu
曹永廉
Raymond Cho
伍詠薇
Christine Ng
黃智賢
Ben Wong
宋熙年
Sarah Song
蔡淇俊
Vin Choi
陳美詩
Macy Chan
袁偉豪
Benjamin Yuen
周家蔚
Janet Chow

星光燦爛，TVB 40年來魅力非凡

40 years of Stellar Excellence - TVB





目錄



財務摘要

營業額及本公司股東應佔溢利



營業額
本公司股東應佔溢利
5,000
4,000
3,000
2,000
1,000
0
港幣百萬元
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
年度

盈利及股息



盈利
股息
1,400
1,200
1,000
800
600
400
200
0
港幣百萬元
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
年度

	二零零七年 港幣百萬元	二零零六年 港幣百萬元
營業額	**4,326**	4,201
扣除所得税前溢利	**1,550**	1,436
本公司股東應佔溢利	**1,264**	1,189
每股盈利	**港幣2.89元**	港幣2.71元
每股股息	**港幣1.80元**	港幣1.70元
已發行股份數目	**438,000,000股**	438,000,000股
物業、器材及設備	**1,722**	1,731
節目、影片版權及電影	**461**	442
貿易應收款及其他應收款、預付款及按金	**1,468**	1,372
銀行存款、現金及現金等價物	**2,141**	1,597
流動資產淨值	**3,277**	2,752
淨資產	**5,369**	4,868
資本負債比率	**–**	–



公司資料

董事局成員

執行董事

邵逸夫爵士 G.B.M.*(行政主席)*

梁乃鵬博士 G.B.S., LL.D., J.P.*(副行政主席)*

方逸華*(副主席兼署理董事總經理)*

非執行董事

周亦卿博士 G.B.S.

利陸雁群

羅仲炳

獨立非執行董事

鄭維新 S.B.S., J.P.

利乾

李達三博士 DSSc. (Hon.), J.P.

蕭炯柱 G.B.S., J.P.

史習陶*(於二零零八年一月二十二日辭任)*

替任董事

利憲彬*(利陸雁群的替任董事)*

董事委員會

行政委員會
邵逸夫爵士*(主席)*
梁乃鵬博士
方逸華
利陸雁群
羅仲炳

審核委員會
藹炯柱*(主席)*
(於二零零八年一月二十二日獲委任為主席)
利乾
史習陶*(於二零零八年一月二十二日辭任)*

薪酬委員會
利乾*(主席)*
鄭維新
藹炯柱*(於二零零八年一月二十二日獲委任)*
史習陶*(於二零零八年一月二十二日辭任)*

行政人員

高層管理人員
陳禎祥*(副董事總經理)*
陳志雲*(電視廣播業務總經理)*
鄭善強*(電視廣播業務總經理)*
李寶安*(財務及行政總經理)*

公司秘書
麥佑基

註冊辦事處
香港九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

核數師
羅兵咸永道會計師事務所
香港
中環
太子大廈二十二樓

主要往來銀行
上海商業銀行有限公司
香港上海滙豐銀行有限公司

股份過戶登記處
香港中央證券登記有限公司
香港灣仔
皇后大道東一八三號
合和中心四十六樓

網址
www.tvb.com


TVB
TVB
TVB

主席報告書



本人欣然宣布，本集團二零零七年度的營業額由港幣4,201百萬元（二零零六年）增至港幣4,326百萬元，增加3%。本集團的股東應佔溢利亦由港幣1,189百萬元（二零零六年）增至港幣1,264百萬元，增加6%。於年結時，股東資金為港幣5,344百萬元。

董事局將於二零零八年五月舉行的股東周年大會上建議派發末期股息每股港幣1.50元。連同較早前派發的中期股息每股港幣0.30元，截至二零零七年十二月三十一日止全年度派發的股息合共每股港幣1.80元，較二零零六年增加6%。該股息水平相當於本年度所派股息佔溢利的62%。

憑著員工的竭誠服務和不懈努力，本集團旗下免費電視頻道繼續保持絕對的收視優勢。年內，翡翠台及明珠台於香港黃金時段的平均收視百分比分別為84%及79%。二零零七年十一月播映的*萬千星輝賀台慶*大受歡迎，吸引2.4百萬觀眾收看，收視百分比達92%。能夠與廣大的香港觀眾及更多的海外觀眾分享本公司這個重要的歷史時刻，我們深感欣慰。

年內，我們積極與內地夥伴合拍節目。與中國中央電視台（「中央台」）合拍的連續劇「*歲月風雲*」順利完成，宣傳聲勢一時無兩。透過該劇，我們成功打入內地電視的黃金時段，向更廣闊的觀眾層展示我們的優質節目及藝員。我們將於未來繼續與內地夥伴共同合拍節目。

於二零零七年十二月三十一日，特區行政長官為我們於香港的數碼頻道主持啓播儀式，標誌著我們的業務邁進一個新紀元。我們現時向高清翡翠台觀眾提供香港首個二十四小時播放的高清電視頻道，及以標準數碼廣播制式播放翡翠台及明珠台頻道。我們計劃於二零零八年較後時間推出兩個新標準數碼頻道，分別為翡翠2台及互動資訊娛樂台，為觀眾提供更多節目選擇。數碼廣播不僅帶來更高的畫面質素，同時提供更多娛樂及資訊頻道以切合觀眾的不同口味。

二零零八年八月，萬眾期待的北京奧運會將會揭幕，牽動全球億萬觀眾的心靈。無線電視將首次以高清制式報導整項盛事，為香港觀眾帶來前所未有的奧運體驗。

在台灣，我們即將遷往台北市內湖區的新總部。我們在新總部大樓的投資，見證我們對服務台灣人民的長遠承諾。TVBS及TVBSN頻道現已成為當地的主要新聞頻道，令我們感到欣喜。

展望未來，科技將於媒體業務扮演更重要的角色，不同模式的媒體業務之間的競爭勢必白熱化。然而，在一群有熱誠、有才華的員工齊心協力下，本人深信集團業務將再創新高。

本人謹代表董事局向所有全情投入及支持無綫電視集團的各有關人士致謝。

邵逸夫
行政主席

香港，二零零八年三月二十六日


TVB

業務回顧

概覽

本集團截至二零零七年十二月三十一日止年度的營業額達港幣4,326百萬元（二零零六年：港幣4,201百萬元），較二零零六年增加約3%。銷售成本為港幣1,764百萬元（二零零六年：港幣1,778百萬元），較二零零六年減少約1%。因此，本年度毛利為港幣2,562百萬元（二零零六年：港幣2,423百萬元），較二零零六年增加約6%，毛利百分比為59%（二零零六年：58%）。

在銷售成本內的節目、影片版權、電影及盤存成本為港幣1,169百萬元（二零零六年：港幣1,171百萬元）。

銷售、分銷及播送成本為港幣453百萬元（二零零六年：港幣451百萬元），與二零零六年相若。總務及行政開支則為港幣570百萬元（二零零六年：港幣504百萬元），較二零零六年增加約13%。

本年度扣除所得税前溢利為港幣1,550百萬元（二零零六年：港幣1,436百萬元），較二零零六年增加約8%。

正如本公司於二零零七年八月二十九日公布中期業績時所披露，本集團向Gemstone Pacific Limited 出售無綫收費電視控股有限公司（「無綫收費電視控股」）20%股權，錄得港幣140百萬元的收益。該項交易完成後，本集團於無綫收費電視控股的權益下降至29%。

由於聯營公司無綫收費電視控股的表現持續改善，年內本集團應佔其虧損由港幣163百萬元減少至港幣125百萬元。然而，經檢討該聯營公司的貿易應收款後，本集團根據會計政策在年內的帳目中確認其減值虧損港幣135百萬元。計入該項減值虧損後，本集團於二零零七年十二月三十一日在資產負債表中就該聯營公司列帳的總帳面值，包括貸款和貿易應收款結餘，為港幣298百萬元（二零零六年：港幣379百萬元）。

本集團的税項開支為港幣284百萬元（二零零六年：港幣247百萬元），較二零零六年上升約15%。

整體而言，本年度股東應佔溢利為港幣1,264百萬元（二零零六年：港幣1,189百萬元），較二零零六年上升約6%。每股盈利為港幣2.89元（二零零六年：港幣2.71元）。

分部業績

受惠於香港經濟的強勁增長，免費電視廣播收益（主要包括翡翠台及明珠台的廣告收益）持續增加。本年度收益由港幣2,219百萬元上升至港幣2,373百萬元，增加約7%。翡翠台及明珠台的節目成本（包括自製電視節目成本、購買影片版權的攤銷成本及其他銷售成本）由港幣811百萬元增至港幣877百萬元，增加約8%。因此，此業務分部為本集團帶來港幣952百萬元的經營溢利（二零零六年：港幣918百萬元），較二零零六年增加約4%。

節目發行及分銷收益主要包括透過電視廣播、家庭錄像及新媒體發行，從分銷本集團節目所得的發行收入，由港幣724百萬元增至港幣743百萬元，上升約3%。直接成本和銷售及分銷開支為港幣303百萬元（二零零六年：港幣283百萬元），此業務分部因而錄得經營溢利港幣440百萬元（二零零六年：港幣441百萬元）。

海外衛星收費電視業務的收益乃來自我們在美國、澳洲及歐洲的平台，收益由港幣245百萬元增至港幣281百萬元，增加約15%，此乃由於訂戶人數及廣告收益持續改善，以及該等平台的成本亦受控制。因此，該業務分部為本集團帶來港幣59百萬元的經營溢利（二零零六年：港幣28百萬元），較二零零六年增加約111%。

頻道業務的收益主要來自台灣頻道業務TVBS、衛星電視頻道業務TVB8和星河，以及向無綫收費電視有限公司（「無綫收費電視」）提供的八個頻道，收益由港幣1,024百萬元減至港幣965百萬元，下降約6%。TVBS的收益錄得下降乃由於年內台灣經濟環境持續惡化。然而，收益的下降被兩個衛星電視頻道業務的收益增長及向無綫收費電視提供八個頻道所得的廣告收益增加所抵銷。計入無綫收費電視貿易應收款的減值虧損港幣135百萬元後，此業務分部為本集團帶來港幣57百萬元的合併經營溢利（二零零六年：港幣187百萬元），減少約70%。

來自各業務分部的收益及經營業績的貢獻百分比列於下表：

按業務分部劃分的營業額

二零零七年


免費電視廣播 55% (52%)
節目發行及分銷15% (15%)
海外衛星收費電視業務
6% (6%)
頻道業務 22% (24%)
其他業務 2% (3%)

二零零六年的相關百分比以括號列示

按業務分部劃分的分部業績

二零零七年


免費電視廣播 62% (57%)
節目發行及分銷28% (27%)
海外衛星收費電視業務
4% (2%)
頻道業務 4% (12%)
其他業務 2% (2%)

二零零六年的相關百分比以括號列示

業務回顧


Beijing 2008
TVB

免費電視廣播

香港廣告收益

由於零售業銷售額增長強勁，加上於年內大部分時間地產市場蓬勃及股市暢旺，令二零零七年的廣告收益增長達7%。在過往年度，廣告收益的增減主要由地產廣告帶動，但二零零七年的情況有所不同，增長基礎較為廣泛。

本年的十大廣告消費類別中，有八個類別的消費均見增長。以金額計算，其中最顯著的消費增長來自超級市場和銀行，反映零售市道好轉及財富管理產品需求上升。

隨著本集團將客戶拓展工作集中於寬頻服務供應商、澳門酒店及其他地產、馬術／奧運推廣代理商、珠寶／鐘錶零售商及與運動相關的會所，這些類別均取得可觀增長。事實上，按金額計算，這五個類別的增幅佔全年總增幅約五成。

本集團二零零八年的重點工作將繼續在客戶拓展、奧運相關產品及新數碼頻道方面進行推廣。由於美國次按問題令全球經濟衰退的憂慮加劇，逐漸削弱香港本土普遍高漲的經濟信心，本集團致力透過新產品類別以提高收益變得更為重要。

免費頻道表現

翡翠台繼續成為香港最受觀眾熱愛的電視頻道。年內，翡翠台於平日黃金時段[1]取得的平均收視百分比[2]佔免費中文頻道84%（二零零六年：85%），而明珠台於每周黃金時段[3]取得的平均收視百分比則佔免費英文頻道79%（二零零六年：75%）。

翡翠台

二零零七年可算是喜事重重的一年，適逢無綫電視成立四十周年，亦是香港回歸十周年紀念。

翡翠台推出創新的節目形式，並破天荒與中國內地廣播機構攜手合作，成績斐然。

劇集方面，「*溏心風暴*」廣受歡迎，且成為城中熱話，劇中家庭女主人的金句充滿個人風格，吸引觀眾仿效，無綫電視更藉舉辦活動，邀請觀眾一起欣賞大結局。本年度最高收視劇集「*師奶兵團*」是一套描述草根階層的喜劇，講述家庭主婦遇到的種種困難；「*爸爸閉翳*」則道出男性的矛盾和困惑。

中央台與無綫電視合拍六十集長劇「*歲月風雲*」，標誌著無綫電視與中國內地廣播公司的密切合作邁進另一里程。這套劇集群星雲集，是翡翠台的香港回歸十周年慶祝活動的一部分。

現實版節目亦創意洋溢，翡翠台首次與湖南衛星電視台攜手合作，製作十集舞蹈比賽節目「*舞動奇跡*」，參賽者為香港和內地藝人，節目在全國廣播，贏得內地觀眾歡心。此外，中國國家攀山隊邀請無綫電視成為獨家合作夥伴，一起遠征玉珠峰。合共五集的台慶特備節目「*勇闖玉珠峰*」講述參與藝人在登山過程中面對的種種挑戰，彰顯登山隊的勇氣和毅力。與此同時，記錄旅遊節目「*向世界出發*」載譽重來，新一輯繼續受到觀眾熱切追捧。



二零零七年翡翠台平均收視率最高十大劇集
平均收視百分比*
師奶兵團 87%
爸爸閉翳 87%
溏心風暴 86%
十兄弟 90%
學警出更 89%
緣來自有機 90%
賭場風雲 90%
舞動全城 88%
歲月風雲 90%
亂世佳人 87%
0 5 10 15 20 25 30 35 40
收視點4

* *佔免費中文頻道的平均收視百分比*[2]



二零零七年翡翠台平均收視率最高十大非戲劇節目
平均收視百分比*
萬千星輝賀台慶 92%
回歸十載迎奧運 國慶煙花匯演 88%
萬千星輝頒獎典禮2007 92%
第二十六屆香港電影金像獎頒獎典禮 88%
I Love U 85%
一擲千金（第二輯） 84%
友緣相聚 88%
2006年度十大勁歌金曲頒獎典禮 83%
味分高下 88%
向世界出發（第二輯） 84%
0 5 10 15 20 25 30 35 40
收視點4

* *佔免費中文頻道的平均收視百分比*[2]

1 *翡翠台的平日黃金時段為晚上七時至十一時。*

2 *收視百分比（%）乃於某一特定時間，某一特定頻道收視相對基準頻道總收視的百分比。計算香港免費電視頻道收視百分比的基準為免費中文頻道收視點[4]總計或免費英文頻道的收視點總計。*

3 *明珠台的每周黃金時段為晚上七時至午夜十二時。*

4 *收視點為觀眾人數佔總電視人口的百分比，二零零七年的電視人口為6,482,000人，因此，1個收視點即代表64,820名觀眾（電視人口的1%），收視資料來源：CSM媒介研究。*

業務回顧

無綫電視的節目亦再獻新猷，台灣藝人與無綫旗下藝人合作主持遊戲節目「*味分高下*」，最後一集更移師台灣舉行。翡翠台將外購形式的遊戲節目「*一擲千金*」重新包裝以迎合本地市場口味，新一輯的吸引力有增無減。

周年特備節目依然最受歡迎，「*萬千星輝賀台慶*」成為二零零七年度最高收視的綜合特備節目，其次是「*萬千星輝頒獎典禮2007*」及「*2006年度十大勁歌金曲頒獎典禮*」。

為慶祝無綫電視四十周年，新聞部製作共四集的「*新聞話事•人*」，邀請昔日多名新聞主播分享真知灼見及回顧過去四十年來電視新聞的發展，大獲好評。

為迎接北京奧運會來臨，翡翠台推出一系列奧運相關節目。其中包括遊戲節目「*奧運玩得叻*」；專訪中國頂尖運動員奮鬥故事的「*奧運英雄會*」系列；以奧運主辦城市為主題的資訊節目系列「*奧運之城*」；以及介紹先進科技如何協助北京舉辦環保奧運會的資訊節目「*高科技奧運*」。無綫電視於北京設立亞太廣播聯盟中最大型的廣播中心，並推出多個新數碼頻道，全面報道二零零八年夏季的奧運會盛況，勢必成為全年矚目的焦點。

明珠台

明珠台於二零零七年取得驕人收視率，免費英文頻道的首100個最受歡迎的節目均屬明珠台的節目。周末大電影仍然是觀眾的摯愛，每月鉅片「*蜘蛛俠2*」創下明珠台全年最高收視，緊隨其後的「*哈利波特*」和「*史力加*」系列適逢電影續集在香港上映，亦刺激收視上升。

二零零七年明珠台平均收視率最高十大節目



平均收視百分比*
蜘蛛俠2
92%
哈利波特消失的密室
93%
哈利波特神秘的魔法石
95%
戇豆先生
97%
魔盜王決戰鬼盜船
89%
蜘蛛俠
88%
史力加2
82%
史力加
92%
智能叛變
95%
賓鬼上帝
95%
0
5
10
15
收視點[4]

* *佔免費英文頻道的平均收視百分比[2]*

明珠台進一步提升其面向高消費階層的時尚國際地位，於平日晚上播放兩套英美最新熱門連續劇集，如迎合成熟男性觀眾口味的「*Heroes*」、大受不同年齡女性歡迎的「*"俏"Betty*」、萬眾期待的「*逃*」第二輯等。每周播放的日本劇集亦有一班忠實擁躉，其中題材極具爭議的「*十四歲媽媽*」最受注目，備受年輕和成熟的女性觀眾追捧，是二零零七年度明珠台最高收視的亞洲連續劇。



© 2006 NBC Universal Inc.
All Rights Reserved.
HEROES


© 2004 Columbia Pictures
All Rights Reserved.
Spider-Man character
® & © 2004 Marvel
All Rights Reserved

為吸引喜愛真實版娛樂節目的年青觀眾，明珠台首次播放「*全美一叮*」，反應熱烈；一直廣受女性觀眾歡迎的「*全美超級模特兒新秀大賽*」亦繼續熱播，於年內播出第九輯的節目。

為滿足喜歡觀看優質記錄片的觀眾，明珠台推出由英國廣播公司製作的王牌高清節目「*天與地*」，展現地球的壯麗面貌，並深入探討迫在眉睫的環保課題。年內，明珠台自行製作的雜誌式生活節目「*港生活•港享受*」遠赴瑞士巴塞爾採訪「瑞士名錶展」，向觀眾揭示最新鐘錶潮流。

為鞏固其市場地位，明珠台於二零零七年積極播放本地和國際盛事，尤其是體育賽事，以吸納更廣大的觀眾群。三月，明珠台再度播放在香港舉行的國際矚目賽事「*香港國際七人欖球賽*」，吸引大批本地和海外欖球迷收看。八月，明珠台播放奧運馬術預賽，為二零零八年在香港舉行的北京奧運會馬術比賽作好準備。此外，明珠台又播放歐洲足球隊賽事（如曼聯對深圳）及NBA中國賽2007。最後，明珠台還播出了星光熠熠、國際矚目的首屆「亞洲電影大獎」，帶來這項表揚亞洲傑出電影人才的盛事。

新數碼頻道

高清翡翠台 hd

高清翡翠台是香港首個二十四小時廣播的高清電視頻道，開創業內先河，並樹立新典範。高清制式很快便成為翡翠台製作劇集、喜劇和資訊娛樂節目的標準。體育節目方面亦將充分採用先進科技，以自設的高清頻道播放北京奧運會的所有重要賽事。標清頻道翡翠2台（「J2台」）現正在試播，以年輕觀眾為對象。



數碼廣播

二零零七年十二月三十一日，香港廣播史上邁進新紀元。我們於慈雲山的總發射站利用中國國家數碼地面廣播標準和先進的MPEG-4第10部分(H.264)壓縮系統開始數碼廣播。我們根據廣播事務管理局的規定，使數碼廣播的初步覆蓋率達致香港人口的50%以上。

我們已於二零零八年在香港進一步展開設立另外五個主要發射站的工程，以符合於二零零九年開始前使數碼覆蓋率至少達75%的規管要求。

憑著我們結合數碼廣播及新科技的能力，我們能以政府授予的一條數碼頻道，有效地提供全日的高清及標清服務。

我們的首個新頻道高清翡翠台已因其優秀的高清畫質獲一致好評，我們亦留意到主要的電器零售商均選擇以該頻道作為示範，以全面展示最新的高清液晶及等離子電視的畫質。

我們繼續提升外景、廠景及後期製作設施，以過渡至高清電視節目制式，並引進相關的高清非線性編輯系統設施，該等設施包括一個為所有高清電視節目製作而設、完全不使用錄影帶的工作流程。該等設施的提升，將使新媒體業務能有效地於新興平台發放內容。我們已為北京奧運的製作及整合作好準備，並將首次以全高清制式播放。我們現正積極按計劃爭取於奧運前達至75%的家庭覆蓋率，目前進展理想。



我們將於二零零八年開始從所有新數碼節目及新互動服務中開拓新的收益來源。一如所有新服務，其產生的收益主要視乎該等新服務的滲透率而定。

業務回顧



讚譽及獎項

二零零七年，無綫電視在節目製作及宣傳短片方面的創意及成就均廣泛地獲得國際認同。

記錄節目「*星期日檔案：請你幫忙撒個謊*」入圍二零零七年「國際艾美獎」的新聞及公共事務獎項。此外，我們的藝員歐陽震華憑他於「*賭場風雲*」一劇的演出，獲提名角逐最佳表現男演員獎。

另一記錄節目「*明珠檔案：回歸十年：我們的照相簿／別去‧歸來‧北上*」榮獲二零零八紐約電影電視節的最佳新聞記錄片／特輯組別銀獎。

在二零零七亞太廣播聯盟大獎中，「*追趕跑跳大中華*」榮獲兒童節目組別大獎。「*星期日檔案：留守歲月*」榮獲二零零七亞太廣播聯盟／亞洲有線及衛星廣播聯會／聯合國兒童基金會兒童權益大獎。

由中央台製作但經我們重新包裝以廣東話發行的節目「*大國崛起*」，榮獲二零零七電視推廣大獎（亞洲）的最佳記錄片宣傳片銀獎。



社區及公共服務

在這特別的一年，我們在社區及公共服務方面的努力取得不少成績。我們推動觀眾踴躍參與籌款節目，為本地及國際慈善機構籌得港幣168百萬元（二零零六年：港幣139百萬元），打破過往的紀錄。

除支持慈善活動外，無綫電視亦致力提升市民的社會意識及宣傳與公眾利益的相關議題。其中包括打擊罪案及貪污的節目（「*廉政行動2007*」）、公民責任節目（「*工商專業界慶回歸十周年基本法問答大賽*」、「*攜手唱和基本法*」、「*賀回歸國民教育問答比賽*」）、環保節目（「*輕裝節能為藍天*」、「*世界自然基金會：愛海洋．愛鯨鯊*」）及關懷長者節目（「*一線通平安鐘：分分鐘需要您*」）。

在螢光幕以外，無綫電視安排藝員及香港小姐得獎佳麗支持多項社區活動，例如「公益金百萬行」及每年為「仁濟緊急援助基金」籌募經費所舉辦的「愛心曲奇暖萬家」。自無綫電視銀禧紀念以來，兒童節已成為每年夏天的熱門活動，幫助兒童渡過一個有意義的假期以及加強親子關係。

憑著於香港媒體及娛樂行業的市場地位，我們能夠作出貢獻及回饋社會，對此深感欣喜。




TVB
2007
歡樂滿東華
PCCW
83388888
捐款熱線:1878333(130條線)



業務回顧

國際業務

節目發行及分銷

年內，來自節目發行及分銷的整體收益錄得3%的增長。其他主要市場分別為馬來西亞、中國內地及北美的表現持續向好，帶來穩定的收益增長。

誠如我們上一份年報所述，我們已將策略重心轉向為新媒體提供多元化內容，並透過節目發行及頻道分銷增加節目供應。該等努力已初見成果。

在馬來西亞，ASTRO All Asia Networks plc 為我們的首播劇集推出接近自選影像服務，開拓一個穩定的收益新來源。在這個市場，我們派出公司的藝員宣傳新劇的推出，加強市場推廣，令無綫電視節目更受歡迎。於最近舉行的二零零七年華麗台電視劇大獎，無綫電視藝員於這個重要市場再次確立他們的受歡迎地位，證明我們的劇集有強大的需求。在新加坡，我們與免費頻道Channel U的多年供應合約於二零零七年屆滿，導致收益下降。然而，我們提供新頻道（例如無綫電視經典劇集台）及向新加坡收費電視營運商StarHub Cable Vision的自選影像服務提供節目的新合約，已由二零零七年下半年開始帶來可靠的收益。我們於中國內地的廣播業務持續穩定增長，年內獲國家廣播電影電視總局批准的無綫電視劇集數目有所增加。此外，我們透過自選影像網吧及網絡電視營運商繼續拓展市場。在北美，我們與Fairchild TV的合營業務及我們擁有的衛星平台均錄得滿意的收益增長。於該等地區的收益增長，有助彌補傳統影碟發行因盜版及非法互聯網下載而下降的收益。

在中國內地，我們多個合作攝製的節目已順利完成。其中最矚目的是中央台／無綫電視共同製作的電視劇「*歲月風雲*」。該劇集於二零零七年六月在中央台首播，其後於湖南衛星電視重播。這要算是無綫電視劇集首次於中國國家頻道黃金時間播放。

此外，我們亦於年內與深圳衛星電視共同製作消閒節目系列「*蔡瀾逛菜欄*」及「*輝煌十年—香港回歸十周年慶典晚會*」，並與湖南衛星電視共同製作明星比賽節目系列「*舞動奇跡*」。該等節目分別於深圳衛星及湖南衛星電視頻道播放，獲得良好收視及全國關注。我們首次與佛山電視台共同製作選美節目「*2007年度國際中華小姐競選*」，並於翡翠台及處於相同時區的旗下及海外夥伴平台作現場直播。

海外衛星收費電視業務

本集團在美國、澳洲及歐洲的海外衛星收費電視平台的表現令人滿意，收益及經營溢利錄得雙位數字的增長。我們能夠利用香港的製作基地增加節目供應，為用戶提供更多的新頻道。

美國

儘管中文頻道營運商之間的競爭激烈，訂購我們DirecTV平台的五個中文頻道套餐的用戶數目錄得單位數字的增長率。我們於美國的新越南語配音劇集頻道推出僅14個月，用戶人數已大幅增長。為配合普通話節目不斷增加的需求，我們已於二零零七年七月推出兩個提供普通話服務的無綫電視頻道。

澳洲

本集團14個中文頻道套餐的用戶數目錄得單位數字的增長率，廣告收益則錄得雙位數字的增長率。我們於二零零七年七月新推出包括12個普通話頻道的套餐，以增加我們於不斷增長的普通話市場的佔有率。我們亦將拓展網絡電視及互聯網電視技術，以擴闊我們的分銷網絡及提升我們的頻道容量。

歐洲

雖然這個單一頻道平台的用戶數目與二零零六年相若，但廣告收益錄得雙位數字的增長率。我們的業務將於二零零八年擴充成為一個五個頻道的收費電視平台。

頻道業務

TVBS－台灣

在過去一年，台灣經濟持續疲弱，政府的專注力集中於政治而非經濟事務上。消費信心指數由二零零三年十一月的83.8急挫至二零零七年十一月的63.3，創五年來的新低。消費物價指數的按年增長處於1.8%。這個看來可以接受的水平，反映通脹未算嚴重，但家庭可用的收入水平整體下降，加上市場前景悲觀，均令消費開支顯著減弱。在各行各業紛紛減省成本下，台灣的總廣告收益較二零零六年下降5%，其中有線電視行業更大幅下跌5.8%[5]。在這種不明朗的經濟環境下，TVBS的收益遭受影響。

由於我們長遠看好台灣市場，我們於二零零七年十二月訂立協議，購入位於台北市內湖區一幢11層高的新大樓，代價為新台幣2,598,000,000元（約為港幣624,819,000元）。大樓的樓面面積約為26,780平方米，將用作TVBS的綜合製作及廣播基地。TVBS計劃於二零零八年底或二零零九年初遷進新總部。


TVBS
TVBS


TVBS
TVBS

TVB8及星河

TVB8及星河頻道的整體表現令人滿意。部分由於共同製作節目關係，用戶及廣告收益均有所增加。舉例說，TVB8與馬來西亞ASTRO共同製作的「*2007殘酷一叮馬來西亞擂台戰*」，及與北京電視台共同製作的「*2007北京新春大聯歡*」，皆取得當地的熱烈反應及一致好評。我們與蘇州電視台共同製作的「*美麗新天堂，圓融中華情*」中秋節目亦好評如潮。

與新加坡StarHub Cable Vision的新播映權協議於二零零七年下半年生效後，TVB8及星河的市場覆蓋有所擴大。

[5] *資料來源：台灣AC Nielsen*

業務回顧

香港收費電視業務

向無綫收費電視供應頻道

無綫電視繼續根據頻道供應協議，獨家向無綫收費電視供應八個頻道，其中六個為娛樂頻道：無綫生活台、無綫劇集台、無綫兒童台、無綫經典台、無綫娛樂新聞台及無綫音樂台；另外兩個為新聞頻道，分別為無綫新聞台及無綫新聞2台。

無綫劇集台播出最新一季的亞洲熱門劇集，例如韓劇「*航天之城Air City*」、「*錢的戰爭*」、「*Thank You*」；及台灣偶像劇集「*換換愛*」、「*18禁不禁*」。承接本地劇集「*溏心風暴*」的成功，無綫經典台重播昔日李司棋參與演出的著名劇集。

無綫生活台的新節目「*全民開講*」舉辦室外論壇，討論有關天水圍的社會問題，獲得正面回應。備受歡迎的「*志雲飯局*」訪問多位社會領袖和演藝界人士，包括財政司司長、電影導演李安、國際巨星李連杰等。

於無綫收費電視控股的投資

無綫電視向獨立第三方Gemstone Pacific Limited出售無綫收費電視控股的20%股權後，其股權已由49%減至29%。按股權計算，無綫電視年內佔無綫收費電視控股的虧損為港幣125百萬元，而二零零六年的應佔虧損為港幣163百萬元。

收費頻道乃透過衛星電視共用天線、由和記環球電訊有限公司提供的寬頻服務，以及電訊盈科有限公司的NOW TV作為分銷渠道。用戶人數上升，有助進一步減低無綫收費電視控股的虧損。


生活台


劇集台


音樂台


經典台


兒童台


新聞台


新聞2台


娛樂
新聞台

其他業務

互聯網業務

我們已就本集團的入門網站www.tvb.com作出改進。鑑於網民對「*溏心風暴*」這套深受歡迎的劇集反應熱烈，我們在入門網站加強有關這套劇集的內容，當中包括當日的劇情及名句、「*溏心風暴*」主要角色的網誌、即時聊天室、鈴聲及討論區。

電視節目「*事必關己*」於二零零七年十一月推出後，配合綜合的小型網站，鼓勵觀眾提出意見及向我們的網站提供內容及建議。

同於十一月，我們推出包含超過80位藝員的無綫電視藝員網誌。該藝員網誌定期更新，成為溝通途徑並提升網站的瀏覽人次。

為支持我們的熱門劇集「*野蠻奶奶大戰戈師奶*」，我們亦製作了每天更新的網上時裝表演，引起市民熱烈討論劇中主要角色的衣著。最近，我們推出新聞專題網誌「無綫電視專題網誌」，重點報道中國雪災引發的嚴重問題。

這些努力令網站於二零零七年的每日平均流量較二零零六年增加超過40%。我們展望入門網站於二零零八年的用戶數量、流量及廣告收益大幅增加。

雜誌出版

《TVB周刊》於二零零七年面對了強大的挑戰。由於免費報紙的普及化，加劇了印刷媒體的廣告競爭，直接影響了《TVB周刊》的廣告收益。然而，我們的周刊營業及市場部着力加強「創意廣告服務」，為廣告客戶度身訂造各類型推廣活動、編印特製宣傳特刊等，深受客戶歡迎之餘，亦為周刊帶來可觀收益。預期創意廣告服務於二零零八年為周刊帶來更多收益。

儘管雜誌市場競爭激烈，惟《TVB周刊》的獨特官方定位，仍吸引着無數無綫電視的忠實擁躉及電視觀眾。《TVB周刊》於二零零七年的銷量維持穩定。

為擴潤讀者層面，以及進一步吸納不同類型的廣告客戶，《TVB周刊》於近期已新增多本特別副刊：《TVBaby》、《TVBeauty》及《數碼頻道節目天書》。我們亦引入一連串隨書附送優惠，例如TVBuddy特別贈品及《煲劇天書》小冊子。印刷成本雖然略為提高，我們預期此舉應可進一步提升讀者人數，及有助於增加親子產品、美容產品類別的廣告收益。

音樂

年內，本集團全資附屬公司正視音樂有限公司曾以共同投資或參與製作方式協辦多個本地演唱會，成績令人滿意。


TVbaby
TVBEAUTY
台灣特別號

業務回顧

財務回顧

出售交易

於二零零七年八月十日，本公司全資附屬公司TVB Satellite TV Holdings Limited 與Gemstone Pacific Limited訂立有條件買賣協議，以現金代價港幣140,000,000元出售217,173,552股，佔無綫收費電視控股的20%股權。該項交易已於二零零七年十二月完成。

流動資金、財務資源及資本架構

本集團的財政狀況持續穩健。權益總額為港幣5,369百萬元（二零零六年：港幣4,868百萬元），增加約10%。

非流動資產為港幣2,232百萬元（二零零六年：港幣2,259百萬元），包括物業、器材及設備、租賃土地、商譽及投資。

貿易應收款及其他應收款、預付款及按金（流動部分）為港幣1,406百萬元（二零零六年：港幣1,372百萬元），增加約2%。該增幅主要由於應收客戶款項增加所致。在檢討聯營公司貿易應收款後，年內作出減值虧損撥備港幣135百萬元。

貿易應付款及其他應付款及應計費用為港幣668百萬元（二零零六年：港幣594百萬元），增加約12%。該增幅主要由於添置的器材及設備的擁有權於年結時轉移至本集團，使應付帳增加。

本集團繼續維持強勁的現金流量。於二零零七年十二月三十一日，本集團的銀行及現金結餘為港幣2,141百萬元（二零零六年：港幣1,597百萬元），增加約34%。銀行及現金結餘約9%存放於海外附屬公司作為其日常營運資金。於二零零七年十二月三十一日，本集團的現金及現金等價物結餘為港幣2,009百萬元，其中51%為港幣、42%為美元及7%為其他貨幣。

本集團一般以內部產生的資源作為其營運及業務發展的資金。於二零零七年十二月三十一日，本集團的流動資產淨額達港幣3,277百萬元（二零零六年：港幣2,752百萬元），增加約19%。流動比率，即流動資產與流動負債的比例，於二零零七年十二月三十一日為5.42（二零零六年：5.07）。

於二零零七年十二月三十一日，本公司的資本架構包括每股面值港幣0.05元的438,000,000股普通股。本公司於二零零七年十二月三十一日並無尚未償還的銀行貸款及其他借款（二零零六年：零）。然而，本集團於二零零八年三月十四日向台灣一間銀行借入按揭貸款及短期貸款新台幣1,519百萬元，為台北一項物業提供融資。

於二零零七年十二月三十一日，本集團的資本承擔為港幣1,676百萬元（二零零六年：港幣821百萬元）。這些承擔包括繼續大規模發展數碼地面電視網絡及高清電視製作計劃的資本開支，及有關台灣一項物業的金額港幣562百萬元（新台幣2,338百萬元）。

或有負債

於二零零七年十二月三十一日，本集團就一承資公司所獲的銀行信貸而向銀行提供的擔保為港幣10百萬元（二零零六年：港幣9百萬元）。

本集團接獲香港稅務局（「稅務局」）有關一九九八／九九課稅年度、一九九九／二零零零課稅年度及二零零零／零一課稅年度就本集團在海外進行的節目發行及分銷業務的溢利發出保障性利得稅評稅通知書，而本集團已提出反對。在評稅總額中，本集團由於購買儲稅券而獲稅務局有條件批准就一九九八／九九課稅年度、一九九九／二零零零課稅年度及二零零零／零一課稅年度分別暫緩繳付評稅款額港幣24百萬元、港幣24百萬元及港幣20百萬元，另獲無條件批准就一九九八／九九課稅年度、一九九九／二零零零課稅年度及二零零零／零一課稅年度（經修訂）分別暫緩繳付餘下評稅款額港幣74百萬元、港幣75百萬元及港幣66百萬元。二零零一／零二課稅年度的利得稅補加評稅通知書預期於二零零八年三月三十一日前發出。

本集團已就該等補加評稅提出反對。本集團認為反對理由充分，決定據理力爭。因此，本集團認為毋須為稅項撥備額外作出準備。

匯率波動的風險及相關對沖活動

本集團的外匯風險包括貿易及非貿易外幣換算風險。本集團的外匯貿易風險主要來自海外客戶的貿易應收款。

本集團在換算海外附屬公司帳目及盈利匯出與貸款時亦需承受外幣波動風險。為減輕外幣波動可能帶來的影響，本集團將密切監察外匯風險，並按需要對重大外匯風險進行適當對沖。於回顧年度，本集團並無訂立任何遠期外匯合約。

人力資源

於二零零七年十二月三十一日，本集團共有4,532名（二零零六年：4,557名）全職僱員（不包括董事及自由工作人員，但包括合約藝員及海外附屬公司的職員）。

香港僱員方面，合約藝員、營業及非營業僱員按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪，營業僱員則按銷售佣金計劃支薪，而非營業僱員則按月支薪。本集團約26%的僱員受聘於海外附屬公司，並因應當地情況及法例規定而釐定的薪級及制度支付薪酬。

就香港僱員而言，對於工作表現理想的僱員，或會獲酌情發放花紅作為獎勵。於二零零七年，大部分合資格人員將視乎個人表現，可獲取的酌情發放花紅相當於其基本月薪的0.75倍至1.25倍不等。

本集團並無運作任何僱員購股權計劃。

除資助僱員自行報讀的培訓課程外，本集團不時主辦或與各職業訓練學院合辦一些與專門技能相關的講座、課程及工作坊，例如工業安全、管理技巧及其他與工作有關的課程。



企業管治

董事



邵逸夫爵士
G.B.M.
行政主席

現年一百歲，為本公司成立時首屆董事局成員之一，並於一九八零年起出任行政主席。彼為香港聯合交易所有限公司(「香港聯合交易所」)上市公司－邵氏兄弟(香港)有限公司行政主席及邵氏集團總裁。邵爵士透過邵氏集團擁有本公司股本的主要權益。邵逸夫爵士於一九七三年創立邵氏基金(香港)有限公司，並為邵逸夫慈善信託基金指定人。彼亦為香港中文大學聯合書院校董會名譽主席及中文大學校董會終身校董。邵爵士是本公司副主席兼署理董事總經理方逸華女士的丈夫。

梁乃鵬博士
G.B.S., LL.D., J.P.
副行政主席

現年六十七歲，於二零零三年九月獲委任為本公司董事，同時兼任副行政主席一職。現為香港聯合交易所上市公司－載通國際控股有限公司副主席及永隆銀行有限公司董事。梁博士積極參與公共事務超過三十年，並於一九九三年至二零零七年期間出任民眾安全服務隊處長，一九九七年至二零零二年期間出任廣播事務管理局主席及一九九七年至二零零三年期間出任香港城市大學校董會主席。現任香港城市大學副監督及前任行政長官及政治委任官員離職後工作諮詢委員會委員。



方逸華
副主席兼署理董事總經理

現年七十三歲，自一九八八年起即為本公司董事，並分別於二零零零年十月二十五日獲委任為本公司副主席及於二零零六年五月三十一日獲委任為本公司署理董事總經理。方女士是香港聯合交易所上市公司—邵氏兄弟(香港)有限公司副主席兼董事總經理及邵氏集團主席兼董事總經理。彼亦為邵氏基金(香港)有限公司主席、邵逸夫獎基金會有限公司主席、邵逸夫慈善信託基金主席及香港中文大學逸夫書院校董會成員。方女士是本公司行政主席邵逸夫爵士的夫人。





周亦卿博士
G.B.S.
非執行董事

現年七十二歲，於二零零零年獲委任為本公司董事。彼為其士集團的創辦人及現任主席，該集團擁有兩間於香港聯合交易所上市的公司，包括：其士國際集團有限公司及其士泛亞控股有限公司。彼亦為邵氏兄弟(香港)有限公司、萬順昌集團有限公司及港華燃氣有限公司的獨立非執行董事。彼獲委任為巴林王國駐香港名譽領事及上海市政協常務委員。

利陸雁群
非執行董事

現年八十四歲，為本公司創辦人利孝和先生的遺孀，於一九八一年成為本公司董事。利夫人亦為香港聯合交易所上市公司—莎莎國際控股有限公司非執行董事。利夫人致力於本港慈善機構香港明愛中心的福利事業。利夫人為利乾先生的伯母及利憲彬先生的母親。



董事

羅仲炳
非執行董事



現年七十一歲，於一九六六年加入本公司為項目工程師，並由一九七八年至一九八零年期間出任總經理。彼於一九七七年獲委任為董事。彼亦為香港聯合交易所上市公司－金山工業(集團)有限公司董事。



鄭維新
S.B.S., J.P.
獨立非執行董事

現年五十二歲，於二零零六年六月獲委任為本公司獨立非執行董事。現任香港聯合交易所上市公司－富聯國際集團有限公司副主席兼行政總裁及南聯地產控股有限公司非執行董事。

利乾
獨立非執行董事



現年五十四歲，為私人投資者。彼於二零零五年獲委任為本公司獨立非執行董事。彼亦是香港聯合交易所上市公司－希慎興業有限公司及太古股份有限公司非執行董事，以及香港中文大學及香港教育學院校董會成員。利先生持有美國史丹福大學數學科學學士學位、運籌學碩士(1975)和工商管理碩士學位(1979)。利先生為利陸雁群女士的侄兒及利憲彬先生的堂兄。

李達三博士
DSSc. (Hon.), J.P.
獨立非執行董事

現年八十七歲，為聲寶－樂聲(香港)有限公司主席，該公司在香港及中國內地銷售「聲寶牌」產品。李博士亦為新加坡華樂酒店之主席。彼於一九九五年獲委任為本公司董事。





蕭炯柱
G.B.S., J.P.
獨立非執行董事

現年六十二歲，於二零零七年七月獲委任為本公司獨立非執行董事。彼自二零零四年十月及二零零六年十一月起分別出任香港聯合交易所上市公司－載通國際控股有限公司及華潤創業有限公司的獨立非執行董事。蕭先生於一九六六年加入香港政府，於一九九三年獲擢升至布政司署司級政務官，至二零零二年退休，服務逾三十六年。

利憲彬
利陸雁群女士的替任董事

現年五十歲，為希慎興業有限公司及希慎置業有限公司董事，亦是澳洲上市公司－Beyond International Limited的董事及主要股東。彼於二零零二年九月獲委任為利陸雁群女士的替任董事。彼為利夫人的兒子及利乾先生的堂弟。



高層管理人員



陳禎祥
副董事總經理

現年五十五歲，於一九七五年加入無綫電視的營業部。彼於一九八二年至一九八九年年間出任市場及營業部總監一職。於二零零四年十一月重返無綫電視出任副董事總經理之前，彼之事業亦很成功，除了是一位出色的企業家外，同時亦擔任多間香港及海外著名媒介、電訊及科技公司的董事。彼參與創辦的公司中，廣為人知的例子頗多，其中包括於一九九零年成立的STAR-TV、於一九九四年成立的盈科集團及於一九九九年成立的電訊盈科有限公司等。



陳志雲
電視廣播業務總經理

現年四十九歲，加入無綫電視初期為節目部總監，其後於一九九六年兼任外事部總監。彼於二零零二年四月獲擢升為助理總經理－電視廣播業務及於二零零四年四月再晉升為總經理－電視廣播業務。陳先生於行政、廣播及企業傳訊業務具豐富經驗。於加入無綫電視及香港商業廣播有限公司前，彼曾於香港政府多個部門工作十年。

鄭善強
電視廣播業務總經理

現年五十一歲，在一九八九年加入無綫電視出任市場及營業部總監。彼對廣告／市場推廣素有經驗，亦透過主要市場業務團體積極拓展本港市場推廣行業的專業發展。彼於二零零四年四月獲擢升為總經理－電視廣播業務，負責市場推廣、業務發展及包括數碼及流動電視的企業拓展事務。鄭先生為香港管理專業協會會士和理事會成員，以及英國特許市務學會資深會員。





李寶安
財務及行政總經理

現年五十二歲，二零零七年二月加入無綫電視出任財務及行政總經理。李先生為英格蘭及威爾斯特許會計師公會會員，以及香港會計師公會會員。彼具備約三十年的財務和商界經驗，於加入無綫電視前，彼曾於畢馬威會計師事務所及亞洲電視有限公司工作。

董事局報告書

董事局同寅謹將截至二零零七年十二月三十一日止年度報告書連同已審核的財務報表呈覽。

主要業務及地區的營運分析

本公司的主要業務為免費電視廣播、節目製作及與電視廣播有關的其他業務。附屬公司的主要業務詳列於綜合財務報表附註34。

本年度按業務及地區分類的集團業績表現分析列於綜合財務報表附註4。

業績、溢利分派及儲備

本集團本年度的業績列於第166頁的綜合損益表內。

本集團及本公司在本年度的儲備變動列於第203頁的綜合財務報表附註17。

本公司根據香港公司條例第79B條計算，於二零零七年十二月三十一日可供分派的儲備為港幣3,696,014,000元（二零零六年：港幣3,506,504,000元）。

股息

董事局建議就截至二零零七年十二月三十一日止年度已發行的438,000,000股普通股股份派發末期股息每股港幣1.50元。待股東於本公司即將於二零零八年五月二十八日舉行的二零零八年股東周年大會上批准後，擬派發的末期股息將於二零零八年六月五日或相近日子派付予於二零零八年五月二十八日名列本公司股東名冊的股東。

連同已於二零零七年九月二十七日派發的中期股息每股港幣0.30元，本年度股息總額將為每股港幣1.80元（二零零六年：每股港幣1.70元）。

暫停辦理過戶登記手續

本公司將於二零零八年五月七日至二零零八年五月二十八日（包括首尾兩天）期間暫停辦理股份過戶登記手續。凡擬領取建議末期股息的人士，務必將所有過戶文件連同相關股票於二零零八年五月六日下午四時三十分前交回本公司的股份過戶登記處香港中央證券登記有限公司辦理登記，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

捐款

本集團本年度作出的慈善及其他捐款合共港幣220,000元。

物業、器材及設備

本集團的物業、器材及設備變動詳情列於綜合財務報表附註5。

股本

本公司的股本變動詳情列於綜合財務報表附註16。

五年財務回顧

本集團上五個財政年度的業績及資產負債摘要列於第161頁內。

董事

本年度在任的董事包括：

邵逸夫
梁乃鵬
方逸華
周亦卿#
利陸雁群#
羅仲炳#
鄭維新*
利乾*
李達三*
蕭炯柱*（*於二零零七年七月十日獲委任*）
何定鈞#（*於二零零七年四月十三日辭任*）
史習陶*（*於二零零八年一月二十二日辭任*）

年內在任的替任董事包括：
利憲彬（*利陸雁群女士的替任董事*）

 # 非執行董事
** 獨立非執行董事*

蕭炯柱先生於二零零七年七月十日獲委任為本公司的獨立非執行董事。依照本公司組織章程細則（「章程細則」）第109條的規定，蕭先生任期至二零零八年五月二十八日舉行的下屆股東周年大會（「股東周年大會」）屆滿，惟彼有資格並願意於股東周年大會上膺選連任。

依照章程細則第114(A)條的規定，周亦卿博士、利乾先生及羅仲炳先生須依章輪值告退，惟彼有資格並願意於股東周年大會上膺選連任。

參選或膺選連任的建議候選人的詳情載於與本周年報告一併派送的股東周年大會通告。

董事及高層管理人員簡介

董事及高層管理人員簡介載於本周年報告第140至145頁。

董事股份權益

於二零零七年十二月三十一日，根據香港證券及期貨條例第352條所規定必須存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣0.05元的普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比(%)
邵逸夫	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
利陸雁群	602,144	–	16,701,000 (b)	17,303,144	3.95%
方逸華	1,146,000#	–	–	1,146,000	0.26%
利乾	400,000	–	–	400,000	0.09%
李達三	–	–	300,000 (c)	300,000	0.07%
周亦卿	100,000	–	–	100,000	0.02%

*上述註有#人士的股權重複及上述註有*人士與下文「主要股東」註有*人士的股權重複。*

附註：

(a) 該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而Shaw Holdings Inc.分別持有該兩間公司74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.100%的控制權。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc.持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。此等公司的董事(只限於就本段所述的股份而言)慣於按照利陸雁群女士的指令行事。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的100%股本權益。

上文所述的全部權益均屬好倉。本公司或其附屬公司並無設立任何僱員購股權計劃，因此於回顧年度內並無向董事或行政總裁或彼等的配偶或未滿十八歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權利。

除上述者外，於二零零七年十二月三十一日，本公司董事或行政總裁概無根據證券及期貨條例持有或視為或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二零零七年十二月三十一日，根據證券及期貨條例第336條存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益（全部屬於實益權益）。

	每股面值港幣0.05元的普通股數目	佔已發行股本百分比(%)
邵氏兄弟（香港）有限公司	113,888,628*	26.00%
邵氏基金（香港）有限公司	27,286,200*	6.23%
Marathon Asset Management	24,007,504 (a)	5.48%
Matthews International Capital Management, LLC	21,923,833 (a)	5.00%

*上述註有*人士與上文「董事股份權益」註有*人士的股權重複。*

附註(a)：該等權益乃以投資經理的身份持有。

上文所述的全部權益均屬好倉。除上述股份外，於二零零七年十二月三十一日，根據證券及期貨條例第336條存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

董事／主要股東合約權益

關連交易

根據香港聯合交易所證券上市規則（「上市規則」）第14A章的規定，以下交易構成本公司的持續關連交易：

a) 於二零零四年九月三十日，本公司全資附屬公司電視廣播（國際）有限公司（「電視廣播（國際）」）與本公司三家非全資附屬公司主要股東的聯繫人士MEASAT Broadcast Network Systems Sdn. Bhd.（「MBNS」）訂立協議，據此，電視廣播（國際）由二零零四年十月一日起至二零零九年九月三十日止五年期間，提供電視節目予MBNS擁有及經營的頻道於馬來西亞及汶萊作獨家播放。於二零零四年十月十四日及二零零五年二月十四日，訂約方為協議另外訂立補充協議以說明計算保證頻道用戶增長的基本月份，及分別增加電視廣播（國際）就分佔酒店及商業用戶收益的份額。電視廣播（國際）於二零零七年內的累算收入為港幣79,828,000元（馬幣34,928,000元）。

b) 於二零零四年九月三十日，電視廣播（國際）以本公司全資附屬公司聯意製作股份有限公司（「聯意」）的代理身份與MBNS訂立協議，據此，電視廣播（國際）由二零零四年十月一日起至二零零九年九月三十日止五年期間，提供一個華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營的收費電視服務作獨家播放。於二零零四年十月十四日及二零零五年二月十四日，訂約方為協議另外訂立補充協議以說明計算保證頻道用戶增長的基本月份，及分別增加聯意就分佔酒店及商業用戶收益的份額。聯意於二零零七年內的累算收入為港幣28,681,000元（馬幣12,549,000元）。

c) 於二零零四年九月三十日，本公司全資附屬公司TVB Satellite TV Entertainment Limited(「TVBSE」)與MBNS訂立協議，據此，TVBSE由二零零四年十月一日起至二零零九年九月三十日止五年期間，提供兩個華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營的收費電視服務作獨家播放。於二零零五年二月十四日，訂約方為協議另外訂立補充協議以增加TVBSE就分佔酒店及商業用戶收益的份額。TVBSE於二零零七年內的累算收入為港幣44,442,000元(馬幣19,445,000元)。

d) 於二零零四年九月三十日，MBNS與TVBSE訂立協議，據此，MBNS委任TVBSE為其廣告代理，負責由二零零四年十月一日起至二零零九年九月三十日止五年期間為MBNS在馬來西亞及汶萊經營的若干頻道銷售廣告及贊助。TVBSE於二零零七年內的累算收入為港幣46,849,000元(馬幣20,498,000元)。

e) 於二零零四年九月三十日，本公司兩家全資附屬公司TVBO Facilities Limited(「TVBOF」)及TVB Satellite Broadcasting Limited(「TVBSB」)分別與MBNS訂立協議，據此，MBNS委托TVBOF及TVBSB由二零零四年十月一日起至二零零九年九月三十日止期間，以固定費用提供管理服務予MBNS，該等固定費用每十二個月須釐定一次。TVBOF及TVBSB於二零零七年內累算的管理費用收入總額為港幣33,735,000元(馬幣14,760,000元)。

f) 於二零零七年四月四日，電視廣播(國際)與MBNS訂立具約束力備忘錄，據此，電視廣播(國際)同意於二零零七年一月一日起至二零一一年十二月三十一日止五年期間(i)向MBNS供應由無綫電視製作或共同製作每年最多600小時的電視節目，以供MBNS於馬來西亞及汶萊透過自選影像及接近自選影像服務以粵語獨家傳送及播放；(ii)向MBNS提供市場推廣及顧問服務；及(iii)促使TVBOF向MBNS提供設備服務。電視廣播(國際)及TVBOF於二零零七年內的累算收入為港幣49,521,000元(馬幣21,667,000元)。

本公司所有獨立非執行董事已審閱上述有關1(a)至(f)段的交易和確認上述交易乃(i)屬本公司日常業務；(ii)按照一般商務條款進行，或倘無足夠可比較交易以判斷是否一般商務條款，則按不遜於獨立第三方可取得或提供的條款(視適用情況而定)進行；及(iii)根據有關交易協議的條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

本公司的核數師亦已審閱上述1(a)至(f)段的交易並致函董事局確定以下幾點，此等交易：

(i) 已經由本公司董事局批核；

(ii) 已遵照本公司於規管此等交易的相關協議列明或本公司董事局不時制訂的定價政策進行；

(iii) 已根據規管此等交易的相關協議；或倘並無有關協議，則按本公司支付予或收取第三方的市場價格比較後對股東而言屬公平合理的條款進行；及

(iv) 每項交易的金額並未超出已公告所設定的相關上限。

除上文所披露者外，本年度內或年結時，本公司或其附屬公司概無簽訂任何有關本集團的業務而本公司董事直接或間接擁有重大權益的重要合約。

本公司各董事概無與本公司訂立本公司不可於一年內免付補償(法定賠償除外)而終止的服務合約。董事於年內並未獲授本公司任何購股權。

須予披露交易

於二零零七年十二月二十一日，聯意與八大電視股份有限公司訂立買賣協議，以購買台灣內湖區西湖段四小段107地號的土地，及將於有關土地上興建的樓宇及設施，代價為新台幣2,598,000,000元(約港幣623,520,000元)。

董事酬金

本年度董事酬金的詳情載於本周年報告第210至211頁的綜合財務報表附註22。

企業管治

本公司於年內的企業管治常規已載於本周年報告第152及157頁的企業管治報告書。

審核委員會

審核委員會的職責及年內所執行的工作已載於本周年報告第158頁的企業管治報告書。

薪酬委員會

薪酬委員會的職責及年內所執行的工作已載於本周年報告第156頁的企業管治報告書。

購買、出售或贖回本公司上市證券

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

公眾持股量

根據本公司可查閱的公開資料，以及本公司董事於本報告日所知，本公司已發行股本總額中最少有25%一直由公眾人士持有。於二零零八年三月二十六日，本公司股東名冊上共有278名股東。

主要供應商及客戶

本年度內，本集團從其五大供應商的購貨及向其五大客戶的銷售皆低於其總額的30%。

核數師

截至二零零七年十二月三十一日止年度的綜合財務報表已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，惟彼有資格並願意於股東周年大會上應聘連任。

承董事局命

梁乃鵬
副行政主席

香港，二零零八年三月二十六日

企業管治報告書

問責性、透明度及誠信

秉持高水平的商業操守及企業管治常規，一直是本公司的核心目標之一。本公司相信，以開放及負責任的態度經營業務，符合本公司及股東的長遠利益。

本公司採納本身的企業管治守則，除一項守則條文外(於本報告書分節「企業管治守則」內披露)，該守則符合上市規則附錄14所載的企業管治常規守則(「企業管治守則」)的條文規定。

董事局不時檢討本公司採納的企業管治常規，以符合日益嚴格的監管要求，並達到股東愈益提升的期望。

管治架構



無綫電視董事局
(三名執行董事、
三名非執行董事及
四名獨立非執行董事)
行政委員會
(三名執行董事及
兩名非執行董事)
審核委員會
(兩名獨立非執行董事及
一名空缺)
薪酬委員會
(三名獨立非執行董事)

董事局

董事局以負責任的態度指導和監察公司事務，以推動本公司的成功發展。董事局為公司最高的決策機關。

組成

董事局合共有10名董事和1名替任董事。於本報告日期的董事名單如下：

執行董事：
邵逸夫(行政主席)
梁乃鵬(副行政主席)
方逸華(副主席兼署理董事總經理)

非執行董事：
周亦卿
利陸雁群
羅仲炳

獨立非執行董事：
鄭維新
利乾
李達三
蘿炯柱(於二零零七年七月十日獲委任)

替任董事：
利憲彬(利陸雁群的替任董事)

董事的簡介載於本周年報告第140頁至第143頁。

何定鈞先生已於二零零七年四月十三日辭任非執行董事職務。行政委員會已指派並獲董事局批准委任蘿炯柱先生為本公司獨立非執行董事，於二零零七年七月十日起生效。

由於未能成功向行政長官會同行政會議申請批准史習陶先生作為廣播條例下的「不符合持牌資格人士」，以非執行董事的身份行使本公司(持有一個提供本地免費電視節目服務牌照)及亞洲衛星控股有限公司(擁有兩個提供非本地電視節目服務牌照的控制權)的控制權，而史先生亦為亞洲衛星控股有限公司的非執行董事，因此，史先生已於二零零八年一月二十二日辭任本公司獨立非執行董事的職務。

誠如二零零八年一月二十二日所公布，蘿炯柱先生已獲委任為審核委員會主席及薪酬委員會成員。

本公司現時有四名獨立非執行董事。每名獨立非執行董事已向本公司確認其獨立性，而本公司認為該等董事的獨立性均符合上市規則第3.13條有關所載的指引。

除下列所述者外，董事之間並無財務、業務、親屬或其他關係：

- 邵逸夫爵士與方逸華女士為夫婦；
- 周亦卿博士為邵氏兄弟(香港)有限公司的董事，該公司持有本公司股本的主要權益；
- 利陸雁群女士為利憲彬先生的母親；
- 利陸雁群女士為利乾先生的伯母；及
- 利乾先生與利憲彬先生為堂兄弟。

董事局制定本公司的策略方針，並監管本集團業務及管理層的表現，以及確保擁有合適的風險管理架構。董事局行使多項已授權的保留權力，包括：

- 會計政策或資本架構的重大變動；
- 財務報表及公布；
- 重大收購、出售及資本項目；
- 重大借貸及任何發行或購回股本證券；
- 薪酬政策；
- 預算；
- 股息政策；及
- 庫存政策。

企業管治報告書

董事的責任

每名董事有責任本於誠信，在符合本公司最佳利益下行事。所有董事均明白，他們須就管理、監控和經營本公司業務的事宜，向全體股東承擔共同及個人責任。

每名董事須瞭解作為本公司董事的職責，以及本公司的經營方式、業務活動及發展。管理層須適時地向董事提供合適及充分的資料，使他們獲悉本集團的最新發展。董事可透過獨立途徑接觸本公司的管理層瞭解營運事宜。

董事委員會

董事局下設三個董事委員會：行政委員會、審核委員會及薪酬委員會。各委員會均已訂明其職權範圍，載有其職責、權力及職能。有關職權範圍可於本公司的網站查閱。

成員及職能

董事委員會的主要職能、成員及運作模式載列如下：

	主要角色及職能	成員	運作模式
行政委員會	• 提名合資格的董事候選人 • 制訂及審閱公司政策的變動 • 審閱公司計劃及預算 • 檢討對或可能對本公司的業務及營運產生重大影響的實際或潛在主要例外情況或事件	**執行董事** 邵逸夫（主席） 梁乃鵬 方逸華 **非執行董事** 羅仲炳 利陸雁群	通常每年召開六次會議
審核委員會	• 審閱外部核數師的委任，並確保核數師保持獨立性 • 透過獨立審閱和監督財務匯報及內部監控制度的有效性，以協助董事局履行其責任 • 根據適用標準審閱審核程序的客觀性及有效性	**獨立非執行董事** 覊炯柱A*（主席） 利乾 空缺	最少每年召開兩次會議
薪酬委員會	• 制訂高層管理人員的薪酬政策並就年度薪酬檢討提出建議 • 釐定執行董事及高層管理人員的薪酬	**獨立非執行董事** 利乾（主席） 鄭維新 覊炯柱A1	最少每年召開一次會議

附註：

A－於二零零七年獲委任

A1－於二零零八年獲委任

**－於二零零八年獲委任為主席*

會議程序

董事局通常每年舉行五次定期會議，並於需要時召開會議。於二零零七年已舉行五次董事局會議。董事局會議議程經主席審批，並提交董事評核。每次董事局會議前，董事局均獲提供本集團業務及發展的充足、適時和可靠的資料，會上董事積極參與及展開討論。全體董事於會議後一段合理時間內審議會議記錄，以確保會議記錄準確載錄會議上所討論的事項。

各董事在董事局會議及董事委員會會議的出席記錄載列如下：

董事	董事局	行政委員會	審核委員會	薪酬委員會
執行董事				
邵逸夫	2/5	2/6		
梁乃鵬	5/5	6/6		
方逸華	5/5	6/6		
非執行董事				
周亦卿	2/5			
何定鈞[1]	1/1		2/2	
利陸雁群[2]	5/5	6/6		
羅仲炳	4/5	5/6		
獨立非執行董事				
鄭維新	4/5			1/1
利乾	5/5		3/3	1/1
李達三	5/5			
覃炯柱[3]	3/3		1/1	
史習陶[4]	5/5		3/3	1/1

附註：

1. *何定鈞先生已於二零零七年四月十三日辭任非執行董事及審核委員會成員的職務。於二零零七年一月一日至二零零七年四月十二日止期間舉行了一次董事局會議及兩次審核委員會會議。*
2. *有關利陸雁群女士方面，兩次董事局會議及兩次行政委員會會議由其替任董事利憲彬先生出席。*
3. *覃炯柱先生於二零零七年七月十日獲委任為獨立非執行董事及審核委員會成員。於二零零七年七月十日至二零零七年十二月三十一日止期間舉行了三次定期董事局會議及一次審核委員會會議。*
4. *史習陶先生已於二零零八年一月二十二日辭任獨立非執行董事、審核委員會主席及薪酬委員會成員的職務。*

企業管治報告書

薪酬

本集團薪酬政策的要點載列如下：

- 須配合市場趨勢設定薪酬水平；
- 薪酬應足以吸引和留任具備適當背景、技能、知識和經驗的人士，其資歷與集團所從事的行業和業務息息相關；及
- 任何人士均不可自行釐定本身的薪酬。

行政主席收取固定酬金。其他執行董事及高層管理人員則以薪金及其他獎勵（如酌情或表現花紅及公積金）的形式收取酬金。執行董事不會就出任董事委員會而享有額外袍金。非執行董事收取固定的董事袍金及可就其出任董事委員會而享有董事委員會袍金。任何董事袍金的增幅須由董事局建議，並於股東周年大會上獲股東批准。

本公司並無設立任何僱員購股權計劃，因此於二零零七年，董事或高層管理人員並沒有獲授本公司任何購股權。

董事及高層管理人員的酬金詳情載於第210至212頁的綜合財務報表附註。副主席兼署理董事總經理方逸華女士已提出放棄其於二零零七年出任署理董事總經理所享有的任何酌情花紅。

薪酬委員會

薪酬委員會由三名獨立非執行董事組成。

薪酬委員會的工作範疇涉及董事局及高層管理人員的薪酬。年內，薪酬委員會已處理下列事項：

- 審閱董事袍金水平及向董事局提出建議；
- 審閱及通過董事及高層管理人員的薪酬增幅；
- 審閱及向董事局建議發放予高層管理人員於截至二零零七年十二月三十一日止年度的酌情花紅金額。

薪酬委員會於二零零七年八月二十九日舉行了一次會議，以討論本集團高層管理人員的薪酬。薪酬委員會亦透過書面通函方式議決薪酬福利。薪酬委員會亦於結算日後在二零零八年一月十四日舉行了會議，以批准高層管理人員及高級行政人員的酌情花紅、重訂一名執行董事的僱傭合約，以及審閱及向董事局建議批准董事袍金的增幅。

董事提名

新董事的委任乃經董事局議決。行政委員會已獲董事局授權，負責提名合資格的董事人選。

董事局於二零零七年七月十日委任鄺炯柱先生為本公司的獨立非執行董事，以提高非執行董事在董事局的代表性。在甄選過程中，行政委員會的參考標準包括誠信、教育背景、商業成就及經驗、承諾付出的時間及相關利益。

董事的任期和連任事宜

非執行董事的特定任期為三年。所有董事須最少每隔三年依章輪值退任，並須於股東周年大會上膺選方可連任。根據章程細則第114(D)條規定，主席毋須輪值告退。

本公司各董事概無與本公司訂立本公司不可於一年內免付補償（法定賠償除外）而終止的服務合約。

章程細則規定，所有為填補臨時空缺而被委任的董事，其任期將於獲委任後首屆股東周年大會屆滿，並須通過股東選舉方可連任。

企業管治常規

於回顧年度內，董事局監察本公司在企業管治常規方面的進展。

企業管治守則

本公司於二零零五年採納本身的企業管治守則（「無綫電視的企業管治守則」），除主席毋須按照守則條文第A.4.2條的規定輪值告退外，該守則符合企業管治守則的所有守則條文。根據章程細則第114(D)條規定，主席毋須輪值告退。董事局認為，本公司有合理原因偏離上述守則，因為主席為本公司的創辦人，其豐富的工作經驗對董事局非常重要，有助保持本公司業務的穩定。

證券交易的標準守則

本公司已採納上市規則附錄10所載的上市公司董事進行證券交易的標準守則（「標準守則」），作為董事及高層管理人員買賣本公司證券的守則。

經本公司作出特定查詢後，獨立非執行董事羅炯柱先生確認，彼於二零零七年七月十日（即其委任日期）至二零零七年十二月三十一日期間一直遵守標準守則的規定。

經本公司作出特定查詢後，全部其他董事及高層管理人員均確認，彼等於截至二零零七年十二月三十一日止年度內一直遵守標準守則的規定。

分工明確

主席及董事總經理各司其職、分工明確，各自的職權範圍已載於無綫電視的企業管治守則。

董事局已將授予高層管理人員的職能正規化，並定期檢討有關安排。高層管理人員的職責如下：

- 推行本公司的策略並向董事局匯報；
- 監督本公司達成董事局所制訂的目標；
- 向董事局提供董事局監察高層管理人員表現所需的一切資料；及
- 按董事局的授權履行職務和行使權力。

企業管治報告書

財務匯報及審核

董事局負責編製可真實公平地反映本集團財務狀況的財務報表，以清晰、持平及適時地匯報本集團的財務資料。董事局並須為本集團選擇最適當的會計政策。以此而言，董事局已採納由香港會計師公會頒布的香港財務報告準則。

根據上市規則，董事局須負責以公布及通函的方式，向股東和公眾發放任何股價敏感資料。

審核委員會

審核委員會由三名成員組成。在史習陶先生於二零零八年一月二十二日辭任後，審核委員會成員的數目未能符合上市規則第3.21條所規定三名成員的最低規定。本公司正物色合適人選填補此空缺，以確保可持續達致上市規則第3.21條的規定。

截至二零零七年十二月三十一日止年度內，審核委員會共舉行了三次會議及已處理下列工作：

- 審閱選用的會計原則及實務；
- 審閱會計準則的發展及評估其潛在影響；
- 審閱草擬的財務報表及業績公布；
- 考慮建議的職責範疇和審核方法；
- 審閱及討論審核的重大發現及事宜；
- 審閱本集團內部監控制度是否足夠及有效；及
- 就委任外聘核數師及釐定外聘核數師的薪酬向董事局提出建議。

有關本公司的外聘核數師羅兵咸永道會計師事務所的匯報責任，已載於本周年報告第162頁的核數師報告書。

核數師薪酬

管理層負責按年檢討本集團核數師的酬金。審計服務費用經審核委員會通過，而非審計服務的費用為管理層估計的數字。審計及非審計服務費用摘要如下：

	審計服務費用		非審計服務費用	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
本公司	**1,139**	1,086	**90**	279
附屬公司	**2,864**	2,964	**1,740**	1,376
總額	**4,004**	4,050	**1,830**	1,655
付予主要核數師羅兵咸永道會計師事務所費用	**3,525**	3,591	**1,414**	1,313

本集團獲提供的非審計服務主要包括與稅務有關的專業服務。外聘核數師進行的所有非審核工作均獲審核委員會按既定標準通過。

內部監控

董事局全權負責維持穩健有效的內部監控制度，以保障本公司資產及股東權益。

管理層所制訂的內部監控制度旨在保障資產不會在未授權情況下使用或處置、確保財務報告的可靠性及確保公司業務有效運作及具效益，以及遵守適用法例及規例。管理層直接負責執行董事局通過的策略及政策，以及管理本公司所有業務，包括內部監控制度的運作。儘管如此，內部監控制度旨在提供合理而非絕對的保證，以防營運制度出現重大錯誤或損失，並控制而非消除失責的風險。

本公司擁有廣泛的風險管理架構，涵蓋工程(包括廣播技術)、節目製作及購買、資源管理、市場推廣及銷售、資訊科技、財務及遵規職能。

董事局採納的主要內部監控程序如下：

- 董事局已就包括董事局向董事委員會、管理層及各經營附屬公司／分部主管在適當時委派適當職責等事宜設立明確的組織架構；
- 書面制訂涵蓋本集團所有業務運作的全面內部監控程序；
- 透過審核委員會、管理層及外聘核數師進行的審核(如適用)，評估內部監控系統是否有效；
- 設立管理會計系統，為管理層提供可靠的財務及營運數據；
- 採納無綫電視操守守則監管員工行為，以及制訂誠信及專業標準。

於截至二零零七年十二月三十一日止年度內，管理層已審核本集團涵蓋財務、營運及遵規監控的內部監控以及風險管理功能(「該審核」)。

該審核以自動評估的形式進行(台灣由其內部審核隊伍進行除外)。各業務單位總監或總經理須評估其職權範圍內主要內部監控的有效性。監控自評程序的結果已進行存檔及分析。

管理層檢討本集團業務營運的宏觀及公司層面的風險，並就內部監控是否足以減輕該等風險進行評估。

審核委員會已審查該審核的報告，並信納：

- 涵蓋所有重大監控(包括財務、營運及遵規監控)及風險管理功能；
- 本集團就營運需要及保障本集團資產方面的內部監控已經足夠；
- 管理層於總部具有合適的財務監控；
- 管理層於營運部門按需要進行適當的營運及遵規監控；及
- 本集團現有的內部監控足以穩妥有效地保障股東投資及本集團資產。

企業管治報告書

企業通訊

披露資料

本公司的政策是適時向股東及公眾披露相關資訊：

- 本公司根據上市規則的規定，於香港聯合交易所及本公司網站刊發公布；
- 本公司於其網站保存公司資料庫，包括公布、通函及財務報告，以供參考用途；
- 本公司於股東周年大會為股東提供平台與管理層會面和溝通；及
- 將報告及通函派發予各已註冊股東。

股東大會

本公司定期檢討股東周年大會規程，以確保符合最佳企業管治常規。詳述各項擬提呈決議案、投票程序及其他相關資訊的股東周年大會通告，將於股東周年大會舉行當日至少21天前寄發予股東。公司將於股東周年大會上說明要求按股數投票表決及投票的程序，而投票結果將於股東周年大會後的營業日向公眾人士發布。

主席就各重大獨立事項提呈獨立決議案，並於股東周年大會上投票表決。

投資者關係

本公司投放大量資源確保完全遵守上市規則有關披露重大活動、股價敏感資料及交易詳情的規定。本公司已委派高級職員與機構股東及分析員聯絡以確保資料一致。透過一對一的會面及講解，本公司可經常向投資界講解其最新的業務發展。

承董事局命

梁乃鵬
副行政主席

香港，二零零八年三月二十六日



財務資料

五年財務回顧

	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元
營業額	**4,326**	4,201	4,177	3,817	3,311
扣除所得稅前溢利	**1,550**	1,436	1,420	902	485
所得稅開支	**284**	247	232	152	25
本公司股東應佔溢利	**1,264**	1,189	1,180	719	441
每股盈利	**港幣2.89元**	港幣2.71元	港幣2.69元	港幣1.64元	港幣1.01元
物業、器材及設備	**1,722**	1,731	1,896	2,050	2,167
租賃土地	**186**	184	188	193	198
無形資產	**163**	162	161	55	63
聯營公司權益	**85**	150	246	280	238
其他非流動資產	**76**	32	31	56	64
流動資產	**4,019**	3,428	2,800	2,200	1,988
流動負債	**(741)**	(676)	(749)	(855)	(1,112)
	5,510	5,011	4,573	3,979	3,606
股本	**22**	22	22	22	22
儲備	**5,322**	4,823	4,360	3,649	3,274
股東權益	**5,344**	4,845	4,382	3,671	3,296
少數股東權益	**25**	23	23	117	84
非流動負債	**141**	143	168	191	226
	5,510	5,011	4,573	3,979	3,606

本集團採納經修訂的香港會計準則第17號，以及配合本年度的呈報方式後，二零零三年至二零零五年的數字已予重列。

核數師報告書

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 +852 2289 8888
傳真 +852 2810 9888
pwchk.com

致電視廣播有限公司全體股東
（於香港註冊成立的有限公司）

本核數師已審核第163至224頁所載電視廣播有限公司（「貴公司」）及其附屬公司（以下合稱「貴集團」）之綜合財務報表，包括於二零零七年十二月三十一日的綜合及公司資產負債表及截至該日止年度的綜合損益表、綜合權益變動表及綜合現金流量表以及主要會計政策概要及其他說明附註。

董事編製財務報表的責任

貴公司董事須遵照香港會計師公會頒布的香港財務報告準則及香港公司條例，負責編製並真實兼公平地呈列此等綜合財務報表。此責任包括設計、實行及維持與編製並真實兼公平地呈列財務報表有關的內部監控，以確保其並無重大錯誤陳述（不論其由欺詐或錯誤引起）；選擇並應用適當會計政策；及在不同情況下作出合理的會計估算。

核數師的責任

本核數師的責任是根據審核的結果對此等財務報表作出意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

本核數師的審核工作按照香港會計師公會頒布的香港審計準則進行。該等準則要求本核數師遵守操守規定以及計劃及進行審核以合理的確定此等財務報表是否不存在重大的錯誤陳述。

審核範圍包括執行程序以取得與財務報表所載數額及披露事項有關的審核憑證。選取的該等程序須視乎核數師的判斷，包括評估財務報表的重大錯誤陳述（不論其由欺詐或錯誤引起）的風險。在作出該等風險評估時，核數師將考慮與公司編製並真實兼公平地呈列財務資料有關的內部監控，以為不同情況設計適當審核程序，但並非旨在就公司內部監控是否有效表達意見。審核範圍亦包括評估所用會計政策的恰當性，董事所作的會計估算的合理性，並就財務報表的整體呈列方式作出評估。

本核數師相信，本核數師所取得的審核憑證就提出審核意見而言屬充分恰當。

意見

本核數師認為，綜合財務報表根據香港財務報告準則足以真實兼公平地顯示 貴公司及 貴集團於二零零七年十二月三十一日的財務狀況及 貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年三月二十六日

綜合資產負債表
二零零七年十二月三十一日結算

	附註	二零零七年 港幣千元	二零零六年 港幣千元
資產			
非流動資產			
物業、器材及設備	5	**1,721,921**	1,731,207
租賃土地	6	**185,775**	183,848
無形資產	7	**163,034**	162,184
聯營公司權益	9	**84,951**	150,213
可供出售金融資產	10	**3**	3
承資公司借款	11	**3,190**	6,666
遞延所得稅資產	19	**10,725**	25,121
預付款	13	**62,482**	–
		2,232,081	2,259,242
流動資產			
節目、影片版權及電影		**460,720**	442,319
盤存	12	**9,482**	14,439
貿易應收款及其他應收款、預付款及按金	13	**1,405,703**	1,372,347
可收回的稅項		**443**	1,450
抵押銀行存款	14	**1,692**	239
三個月後到期的銀行存款		**131,683**	38,026
現金及現金等價物	15	**2,008,895**	1,559,079
		4,018,618	3,427,899
總資產		**6,250,699**	5,687,141
權益			
本公司股東應佔股本及儲備			
股本	16	**21,900**	21,900
其他儲備	17	**685,832**	669,823
保留盈餘			
一擬派末期股息	27	**657,000**	635,100
一其他		**3,979,253**	3,518,325
		5,343,985	4,845,148
少數股東權益		**24,765**	23,199
權益總額		**5,368,750**	4,868,347
負債			
非流動負債			
遞延所得稅負債	19	**126,112**	126,443
退休福利責任	20	**14,637**	16,515
		140,749	142,958

綜合資產負債表
二零零七年十二月三十一日結算

	附註	二零零七年 港幣千元	二零零六年 港幣千元
流動負債			
貿易應付款及其他應付款及應計費用	18	**668,365**	593,994
當期所得稅負債		**72,835**	81,842
		741,200	675,836
負債總額		**881,949**	818,794
權益及負債總額		**6,250,699**	5,687,141
流動資產淨額		**3,277,418**	2,752,063
總資產減流動負債		**5,509,499**	5,011,305

梁乃鵬　　　　**方逸華**

董事　　　　董事

第169頁至第224頁的附註屬本綜合財務報表的一部分。

資產負債表

二零零七年十二月三十一日結算

	附註	二零零七年 港幣千元	二零零六年 港幣千元
資產			
非流動資產			
物業、器材及設備	5	**1,496,258**	1,483,838
租賃土地	6	**179,280**	183,848
附屬公司權益	8	**359,699**	493,702
聯營公司權益	9	**164,533**	155,595
		2,199,770	2,316,983
流動資產			
節目及影片版權		**401,785**	365,760
盤存	12	**1,781**	1,870
貿易應收款及其他應收款、預付款及按金	13	**943,197**	917,261
三個月後到期的銀行存款		**96,113**	–
現金及現金等價物	15	**1,328,704**	994,354
		2,771,580	2,279,245
總資產		**4,971,350**	4,596,228
權益			
本公司股東應佔股本及儲備			
股本	16	**21,900**	21,900
其他儲備	17	**712,144**	712,144
保留盈餘			
－擬派末期股息	27	**657,000**	635,100
－其他		**2,969,014**	2,801,404
權益總額		**4,360,058**	4,170,548
負債			
非流動負債			
遞延所得稅負債	19	**107,973**	105,756
		107,973	105,756
流動負債			
貿易應付款及其他應付款及應計費用	18	**462,344**	270,466
當期所得稅負債		**40,975**	49,458
		503,319	319,924
負債總額		**611,292**	425,680
權益及負債總額		**4,971,350**	4,596,228
流動資產淨額		**2,268,261**	1,959,321
總資產減流動負債		**4,468,031**	4,276,304

梁乃鵬
董事

方逸華
董事

第169頁至第224頁的附註屬本綜合財務報表的一部分。

綜合損益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
營業額	4	**4,325,809**	4,201,186
銷售成本		**(1,763,971)**	(1,778,433)
毛利		**2,561,838**	2,422,753
其他收益	4	**103,960**	73,896
銷售、分銷及播送成本		**(453,001)**	(451,064)
總務及行政開支		**(569,801)**	(504,427)
其他經營收入		**26,529**	57,670
出售聯營公司股權的收益	4(b)	**140,000**	--
聯營公司貿易應收款的減值虧損	4(a)	**(135,000)**	--
融資成本	23	**–**	(98)
應佔聯營公司虧損		**(124,982)**	(163,109)
扣除所得稅前溢利	21	**1,549,543**	1,435,621
所得稅開支	24	**(284,322)**	(247,181)
本年度溢利		**1,265,221**	1,188,440
應歸屬予：			
本公司股東	25	**1,263,684**	1,188,597
少數股東權益		**1,537**	(157)
		1,265,221	1,188,440
按年內本公司股東應佔溢利計算的每股盈利(基本及攤薄)	26	**港幣2.89元**	港幣2.71元
股息	27	**788,400**	744,600

第169頁至第224頁的附註屬本綜合財務報表的一部分。

綜合權益變動表
截至二零零七年十二月三十一日止年度

	本公司股東應佔權益				
	股本 港幣千元	其他儲備 港幣千元	保留盈餘 港幣千元	少數股東權益 港幣千元	總額 港幣千元
二零零六年一月一日結餘	21,900	700,132	3,659,715	23,320	4,405,067
匯兌差異	–	(46,296)	–	36	(46,260)
於權益帳直接確認的(開支)／收入淨額	–	(46,296)	–	36	(46,260)
本年度溢利	–	–	1,188,597	(157)	1,188,440
二零零六年已確認的收入及開支總額	–	(46,296)	1,188,597	(121)	1,142,180
轉撥	–	15,987	(15,987)	–	–
二零零五年已派末期股息	–	–	(569,400)	–	(569,400)
二零零六年已派中期股息	–	–	(109,500)	–	(109,500)
二零零六年十二月三十一日結餘	21,900	669,823	4,153,425	23,199	4,868,347
二零零七年一月一日結餘	21,900	669,823	4,153,425	23,199	4,868,347
匯兌差異	–	1,653	–	29	1,682
於權益帳直接確認的收入淨額	–	1,653	–	29	1,682
本年度溢利	–	–	1,263,684	1,537	1,265,221
二零零七年已確認的收入及開支總額	–	1,653	1,263,684	1,566	1,266,903
轉撥	–	14,356	(14,356)	–	–
二零零六年已派末期股息	–	–	(635,100)	–	(635,100)
二零零七年已派中期股息	–	–	(131,400)	–	(131,400)
二零零七年十二月三十一日結餘	**21,900**	**685,832**	**4,636,253**	**24,765**	**5,368,750**

第169頁至第224頁的附註屬本綜合財務報表的一部分。

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
營運活動的現金流量			
營運產生的現金	28	**1,681,545**	1,662,627
已付香港税項		**(212,930)**	(257,480)
已付海外税項		**(65,252)**	(35,943)
營運活動產生的淨現金		**1,403,363**	1,369,204
投資活動的現金流量			
購置物業、器材及設備		**(196,961)**	(95,439)
購置物業的預付款		**(62,482)**	--
增加三個月後到期的銀行存款		**(93,657)**	(2,737)
收回一承資公司貸款償還		**4,209**	--
貸款予一聯營公司	9	**(50,000)**	--
租賃土地的預付營運租賃款		**(6,495)**	--
出售一聯營公司股權的所得款	4(b)	**140,000**	--
出售按公平價值列入損益帳的金融資產所得款		**–**	86,275
在一聯營公司的投資		**–**	(56,280)
按公平價值列入損益帳的金融資產的投資		**–**	(56,876)
出售物業、器材及設備所得款		**353**	974
已收利息		**77,700**	45,610
投資活動所用的淨現金		**(187,333)**	(78,473)
融資活動的現金流量			
增加抵押銀行存款		**(1,453)**	(3)
已派股息		**(766,500)**	(678,900)
融資活動所用的淨現金		**(767,953)**	(678,903)
現金及現金等價物淨增加		**448,077**	611,828
一月一日的現金及現金等價物		**1,559,079**	944,670
外幣匯率變動的影響		**1,739**	2,581
十二月三十一日的現金及現金等價物		**2,008,895**	1,559,079

第169頁至第224頁的附註屬本綜合財務報表的一部分。

綜合財務報表附註

1 重要會計政策摘要

編製本綜合財務報表採用的主要會計政策載於下文。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

1.1 編製基準

綜合財務報表乃根據香港財務報告準則（財務準則）編製。綜合財務報表已按照歷史成本法編製，惟金融資產一如附註1.8所解釋乃按其公平價值列帳。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註3中披露。

(a) 採納於二零零七年一月一日生效的新增／經修訂財務準則

下列新增／經修訂財務準則於截至二零零七年十二月三十一日止年度強制生效。本集團已採納與其業務相關者。

香港會計準則第1號（經修訂）	資本披露
香港財務報告準則第7號	金融工具：披露
香港（國際財務報告詮釋委員會）－詮釋第9號	重新評估嵌入式衍生工具
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值

除對截至二零零七年十二月三十一日止年度的綜合財務報表有披露上的影響外，上述新增／經修訂財務準則對本集團並無重大財務影響。

(b) 有關仍未生效而本集團並無提早採納的新增／經修訂財務準則

下列新增／經修訂財務準則於本集團自二零零八一月一日或以後或較後期間開始的會計期間強制性生效，惟本集團並無提早採納：

香港會計準則第23號（經修訂）	借貸成本
香港會計準則第27號（經修訂）	綜合及獨立財務報表
香港財務報告準則第3號（經修訂）	業務合併
香港財務報告準則第8號	經營分部
香港（國際財務報告詮釋委員會）－詮釋第13號	長期客戶優惠計劃

採納該等新增／經修訂財務準則不會對本集團的會計政策出現重大變動。

綜合財務報表附註

1 重要會計政策摘要(續)

1.2 綜合帳目

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(a) 附屬公司

附屬公司乃指本集團對其財務及營運政策擁有管治權的所有實體，一般附帶有半數以上投票權的股權。於評估本集團是否控制另一實體時，會考慮現時可行使或可轉換的潛在投票權的存在及影響。

附屬公司在控制權轉移至本集團之日起全面綜合入帳，並在控制權終止之日停止綜合入帳。

收購會計法乃用作本集團收購的附屬公司入帳方法。收購成本為於交易當日所給予資產、所發行的股本工具，以及所產生或承擔的負債的公平價值計算，另加該收購直接應佔的成本。在商業合併過程中產生的可辨認收購資產、負債及或有負債，首先以彼等於收購當日按其公平價值計量，而不論任何少數股東權益的數額。從收購成本扣除本集團應佔可辨認收購資產淨值之後的餘額，將列帳為商譽(附註1.6)。如收購成本低於所收購附屬公司資產淨值的公平價值，其差額將直接在損益表內確認。

所有本集團內公司間的重大交易及結餘已於綜合帳目時對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司的資產負債表內，附屬公司的投資以成本值扣除減值虧損撥備入帳(附註1.7)。本公司將附屬公司的業績按已收及應收股息入帳。

(b) 與少數股東的交易

本集團採納了一項政策，將其與少數股東進行的交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記帳。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產的帳面值的差額。

(c) 聯營公司

聯營公司指本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。

聯營公司的權益以權益會計法入帳，初始以成本確認。

1 重要會計政策摘要(續)

1.2 綜合帳目(續)

(c) 聯營公司(續)

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備帳內確認。投資帳面值會根據收購後的累計變動而作出調整。如本集團應佔一間聯營公司的虧損等於或超過其在該聯營公司的權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按本集團在聯營公司的權益的數額對銷。除非交易提供所轉讓資產減值的憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司的資產負債表內，於聯營公司的權益按成本值扣除減值虧損撥備列帳(附註1.7)。聯營公司的業績由本公司按已收及應收股息入帳。

1.3 分部報告

業務分部指從事提供產品或服務的一組資產及經營業務，且其須承擔有異於其他業務分部的風險及回報。地區分部指於某一特定經濟環境中從事提供產品或服務的分部，且其須承擔有異於其他經濟環境中經營的有關分部的風險及回報。

按照本集團的內部財務報告，本集團已決定將業務分部作為主要報告形式，而地區分部則以次要報告形式呈列。

1.4 外幣換算

(a) 功能及呈報貨幣

本集團旗下每個實體的財務報表所包括的項目，均以該實體的主要營運的貨幣計算，此為功能貨幣。本綜合財務報表乃以港幣呈報，港幣為本公司的功能及呈報貨幣。

(b) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入帳的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兌盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兌盈虧在損益表確認。

以外幣計值並分類為可供出售的貨幣證券，其公平價值的變動可分析為該證券攤銷成本變動的匯兌差額及該證券帳面值的其他變動。與攤銷成本變動有關的匯兌差額在損益表確認，而帳面值的其他變動在權益帳中確認。

綜合財務報表附註

1 重要會計政策摘要(續)

1.4 外幣換算(續)

(b) 交易及結餘(續)

非貨幣金融資產及負債項目的匯兑差異,均列報為公平價值盈虧的一部分。非貨幣金融資產及負債項目的匯兑差異,如按公平價值列入損益表列帳的權益,均於損益表內確認為公平價值盈虧的一部分。非貨幣金融資產項目的匯兑差異,如歸類為可供出售的權益,均列入權益帳的可供出售儲備內。

(c) 集團公司

本集團旗下所有實體如持有與呈報貨幣不一致的功能貨幣(當中沒有嚴重通脹貨幣),其業績和財務狀況均按以下方法兑換為呈報貨幣:

(i) 每項資產負債表的資產及負債均按照該資產負債表結算日的收市匯率換算;

(ii) 每項損益表的收入和開支均按照平均匯率換算,但若此平均匯率未能合理地反映各交易日的匯率所帶來的累計影響,則按照交易日的匯率折算此等收入和開支;及

(iii) 所有匯兑差異均確認為權益帳內的一個分項。

在編製綜合帳目時,換算海外業務的淨投資及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兑差異均列入股東權益帳內。當出售或清理部分海外業務時,該等已記錄於權益的匯兑差異將於損益表內確認為出售盈虧的一部分。

於二零零五年一月一日或之後,收購海外實體產生的商譽及公平價值調整視為該海外實體的資產和負債,並按收市匯率換算。於二零零五年一月一日之前,因收購而產生的商譽及公平價值調整,乃採用收購當日的匯率換算以收購公司的功能貨幣呈報。

1.5 物業、器材及設備

物業、器材及設備,包括樓宇、租賃房屋裝修、廣播及轉播器材、傢具及裝置及車輛均以成本值減累計折舊及累計減值虧損後列帳。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團,而該項目的成本能可靠計量時,才包括在資產的帳面值或確認為獨立資產(按適用)。所有其他維修及保養在產生的財政期間內於損益表支銷。

1 重要會計政策摘要(續)

1.5 物業、器材及設備(續)

永久業權土地不作折舊。其他物業、器材及設備則以直線法於其估計可用年限內將其成本值減累計減值虧損撇銷折舊。主要的折舊年率如下:

樓宇	2.5% – 5%
租賃房屋裝修	以剩餘租期計算
廣播及轉播器材	10% – 20%
傢具、裝置及器材	5% – 25%
車輛	25%

本集團於每年結算日檢討資產的剩餘價值和可用年限,並作出適當的調整。

若資產的帳面值高於其估計可收回金額,其帳面值即時撇減至可收回金額(附註1.7)。

出售的盈虧透過比較所得款項與帳面值釐定,並於損益表中確認。

1.6 無形資產

商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司及聯營公司可辨認資產淨額公平價值的數額。附屬公司的收購商譽計入無形資產內。聯營公司的收購商譽計入聯營公司的投資。個別確認的商譽每年作減值測試,並按成本值減累計減值虧損列帳。商譽減值虧損不作撥回。出售實體的盈虧,已計入與售出實體相關的商譽帳面值。

商譽乃分配至各現金產生單位,以進行減值測試。該等現金產生單位或現金產生單位組別預期將從產生商譽的業務合併中獲益,方會獲得分配商譽。本公司將商譽分配予於每個國家經營的每個業務分部。

1.7 附屬公司、聯營公司及非金融資產的減值

並無可用期限或尚未供可使用的資產毋須攤銷,但需每年進行減值測試。須予攤銷的資產在出現任何顯示可能無法收回帳面值的事件或情況變化時進行減值測試。當資產帳面值超過可收回金額時則會就有關差額確認減值虧損。可收回金額指資產公平價值減出售成本與使用價值兩者之間的較高者。就評估減值而言,資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽以外,已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

1 重要會計政策摘要(續)

1.8 金融資產

本集團將金融資產劃分為以下類別：按公平價值列入損益帳、貸款及應收款，以及可供出售金融資產。分類方法乃取決於金融資產的購買目的。管理層在始初確認時釐定金融資產的分類，並於每個報告日重新評估此項分類。

(a) 按公平價值列入損益帳的金融資產

按公平價值列入損益帳的金融資產是持作買賣的金融資產。如所購買的金融資產主要是為了在短期內出售，則劃分為此類別。衍生工具除非被指定為對沖，否則亦被劃分為持作買賣用途。此類別的資產劃分為流動資產。

(b) 貸款及應收款

貸款及應收款均設有固定或可確定付款金額，以及沒有在活躍市場上報價的非衍生金融資產。此等項目已計入流動資產內，但由資產負債表結算日起計十二個月後方到期的項目則劃分為非流動資產。貸款及應收款均計入資產負債表的貿易應收款及其他應收款(附註1.11)。

(c) 可供出售金融資產

可供出售金融資產為被指定為此類別或並無分類為任何其他類別的非衍生項目。除非管理層計劃於結算日起計十二個月內出售有關投資，否則可供出售金融資產將計入非流動資產內。

金融資產的定期收購及出售，均於交易日(即本集團承諾購買或出售該資產當日)確認。就所有並非按照公平價值列入損益帳的金融資產而言，投資最初按公平價值另加交易成本確認。按照公平價值列入損益帳的金融資產按公平價值初步確認，而交易成本於損益表支銷。從該等投資收取現金流量的權利已到期或已被轉讓，或本集團已大致上將擁有權的所有風險和回報轉移，則會註銷該等金融資產。可供出售金融資產及按公平價值列入損益帳的金融資產其後按公平價值列帳。貸款及應收款項均以實際利率法按攤銷成本列帳。

按公平價值列入損益帳的金融資產，如其公平價值出現變動，所產生的已變現及未變現盈虧均於產生期內列入損益表。被劃分為可供出售金融資產的非貨幣證券，如其公平價值出現變動，所產生的未變現盈虧將於權益帳確認。

若劃分為可供出售的證券已出售或減值，其累計公平價值調整將列入損益表，作為投資證券的盈虧。

投資未能在活躍市場上獲得市場報價並且無法可靠計算其公平價值的可供出售金融資產，則按成本值減累計減值列帳。

1 重要會計政策摘要(續)

1.8 金融資產(續)

本集團將於每年結算日評估金融資產或一組金融資產有否出現減值的客觀證據。若被劃分為可供出售的股權證券，在判斷該證券有否減值時，須考慮其公平價值是否大幅或長期低於其成本。如可供出售金融資產出現此等跡象，其累計虧損(收購成本與當時公平價值的差額，減去該金融資產之前在損益表確認的任何減值虧損)將從權益帳扣除，並於損益表內確認。於損益表確認的股權工具減值虧損不會透過損益表撥回。貿易應收款及其他應收款的減值測試如附註1.11所述。

1.9 節目、影片版權及電影

節目按成本減支銷及管理層認為需要的撥備後列帳。成本包括直接開支及應佔部分的製作間接費用。節目成本會按本地免費電視市場及海外節目發行及分銷作出分配。在前者情況出現時，成本會於首次播映時支銷，而在後者情況出現時，成本會於首次分銷予分銷商時支銷。而衛星頻道的節目則根據一條公式按其播放次數(最多播放三次)支銷其成本。

影片版權按成本減支銷及管理層認為需要的撥備後列帳。影片版權則根據一條公式按其協議可播映的次數支銷其成本。

由本集團投資的電影乃按成本值減累計攤銷及累計減值虧損列帳。已發行電影乃根據最多三年內的預計收益，按足以撇除製作總成本的比率計算攤銷。而未發行的電影則按成本值扣除減值虧損撥備列帳。

1.10 盤存

盤存包括解碼器材、錄影帶、影像光碟、數碼影碟及消耗性供應品，按成本或可變現淨值兩者以較低者入帳。影像光碟及數碼影碟的成本以加權平均法計算而其他盤存的成本以先進先出法計算。可變現淨值乃按預計售價扣除估計銷售費用計算。

1.11 貿易應收款及其他應收款

貿易應收款及其他應收款最初按公平價值確認，其後則以實際利率法按經攤銷成本值計算，並須扣除減值撥備。如有客觀證據顯示本集團無法按照應收款的原來條款收取所有欠款，則須為貿易應收款及其他應收款作出減值撥備。債務人出現重大財政困難、可能將破產或財務重組、不償還債務或到期未付還款均被視為貿易應收款減值跡象。撥備額為資產帳面值與估計未來現金流量按實際利率折算的現值兩者的差額，並於損益表確認 。倘一項貿易應收款未能收回，則於貿易應收款撥備帳撇銷。於撇銷後收回的款額，於損益表抵銷撥備。

綜合財務報表附註

1 重要會計政策摘要(續)

1.12 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款及於購入後三個月內到期的現金投資及銀行透支及須於三個月內償還的短期貸款。

1.13 股本

普通股被列為權益。

1.14 貿易應付款及其他應付款

貿易應付款及其他應付款最初按公平價值確認，其後則以實際利率法按經攤銷成本值計算。

1.15 即期及遞延所得税

即期所得税開支根據本公司的附屬公司及聯營公司經營及產生應課税收入的國家於結算日已頒布或實質頒布的税務法例計算。管理層就適用税務法例詮釋所規限的情況定期評估報税表的狀況，並在適用情況下按預期須向税務機構支付的税款設定撥備。

遞延所得税採用負債法就資產及負債的税基與其在綜合財務報表的帳面值兩者的暫時差異作全數撥備。遞延所得税採用在結算日前已頒布或實質頒布的税率釐定。

遞延所得税資產是就可能有未來應課税溢利而就此可使用暫時差異而確認。

遞延所得税乃就附屬公司及聯營公司的權益的暫時差異而撥備，但假若可以控制暫時差異的撥回時間，並有可能在可預見未來不會撥回則除外。

1.16 僱員福利

(a) 僱員應享假期

僱員享有年假的權利在僱員應享有時確認。截至結算日止本集團為僱員已提供的服務而產生的年假的估計負債作出撥備。

僱員的病假及產假或陪妻分娩假不作確認，直至僱員正式休假為止。

1 重要會計政策摘要(續)

1.16 僱員福利(續)

(b) 退休金責任

本集團在世界多個地點營運多項界定福利及界定供款退休計劃，計劃的資產一般由獨立管理的基金持有。

所有受僱於香港的長期職員、臨時職員、以個人名義簽約的全職藝員(不包括歌星及以部頭簽約的藝員)，而其服務期限滿六十日或以上者(統稱「合資格人士」)都合資格加入強積金計劃。本集團為於二零零三年六月一日前入職的長期職員作出的強積金計劃供款包括強制性及自願性供款兩部分。強制性供款是以個別職員「有關入息」的5%計算，但設上限每月為港幣1,000元，而自願性供款則以個別職員基本月薪的10%減去強制性供款計算。本集團為於二零零三年六月一日後入職的長期職員、全職藝員及臨時職員的供款以個別職／藝員「有關入息」的5% 計算，但設上限每月為港幣1,000元。「有關入息」包括薪金、工資、有薪假期、費用、佣金、花紅、酬金及津貼(不包括房屋津貼／福利、任何補償金及長期服務金)。合資格人士在全數享有強積金計劃供款前離職，僱主自願性供款會根據歸屬比例退還予本集團。

供款於到期日確認為僱員福利開支。

為居於若干海外地區的僱員而設的退休計劃(台灣僱員除外)均為界定供款計劃，並按照當地的常規和條例釐定供款比率。居於台灣的僱員於二零零五年七月一日前為界定福利退休計劃成員，但繼當地於二零零五年七月一日頒布新退休金條例後，居於台灣的僱員有權選擇只是繼續參加界定福利退休計劃，但亦可選擇同時參加界定福利退休計劃和界定供款退休計劃。若選擇後者，僱員參加界定福利退休計劃時的服務年資於二零零五年六月三十日凍結。所有於二零零五年七月一日或之後加入本集團的僱員，均須參與界定供款退休計劃。

在資產負債表內就有關界定福利退休計劃而確認的負債，為結算日界定福利責任的現值減計劃資產的公平價值，同時調整未經確認精算盈虧和過往服務成本。界定福利責任每年由獨立精算師利用預計單位貸記法計算。界定福利責任的現值利用將用以支付福利的貨幣為單位計值且到期日與有關的退休負債的年期近似的高質素債券的利率，將估計未來現金流出量貼現計算。

根據經驗而調整的精算盈虧以及精算假設的變動(超過計劃資產價值的10%或界定福利責任現值的10%兩者較高者)，在僱員預期的平均餘下工作年期內於損益表確認。

過往服務成本即時確認為開支，除非對退休計劃的修改要視乎在某特定期間(歸屬期)僱員是否仍然維持服務。在此情況下，過往服務成本按歸屬期以直線法攤銷。

綜合財務報表附註

1 重要會計政策摘要（續）

1.17 撥備

本集團會在出現以下情況時作出撥備：本集團因已發生的事件而產生現有的法律或推定責任；有可能需要資源流出以償付責任；金額已被可靠估計。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

撥備採用税前利率按照預期需償付有關責任的開支現值計量，該利率反映當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的撥備確認為利息開支。

1.18 或有負債

或有負債指因為過往事件而可能引起的承擔，而其存在只能就本集團控制範圍以外的一宗或多宗不確定未來事件的出現與否而確認。或有負債亦可能是因為過往事件引致的現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記帳。

或有負債不會確認，但會在綜合財務報表附註中披露。假若資源流出的可能性改變導致可能出現資源流出，此等負債將被確立為撥備。

1.19 收入的記帳

扣除佣金後的廣告收益會於廣告播出後入帳。

銷售節目版權的收益根據合約條款決定以合約時限平均攤分或在交付有關節目時入帳。票房收益於電影上映及確定收款權利時入帳。電影發行收益則於交付電影時入帳。

經營衛星及收費電視網絡的訂戶收費以合約時限用直線法攤分以配合交付服務所定的時間。收取訂戶預繳收費會計入資產負債表內的貿易應付款及其他應付款及應計費用中的預收訂戶收費。

租賃錄影帶及影碟、流動裝置的內容供應、入門網站及銷售雜誌的收益在交付貨品時入帳。其他服務的收益包括節目／廣告製作收入、經理人費用收入、設施租賃收入及其他服務費收入在提供服務時入帳。

股息收入在收取股息的權利確定時入帳。

利息收入採用實際利息法按時間比例基準確認。

1 重要會計政策摘要(續)

1.20 租賃

(a) 營運租賃(作為承租人)

如租賃擁有權的重大部分風險和回報由出租人保留,分類為營運租賃。根據營運租賃支付的款項(扣除自出租人收取的任何獎勵金後)於租賃期內以直線法在損益表支銷。

(b) 營運租賃(作為出租人)

營運租賃的租金收入乃按相關租約年期以直線法在損益表入帳。於磋商及安排一項經營租賃引起的初期直接成本(如有)乃計入租約資產的帳面值,並於租賃期內以直線法在損益表支銷。

1.21 有關連人士

以下人士被視為本集團的有關連人士:

(a) 該人士直接地,或間接地透過一位或多位中介者(i)控制本集團,或受本集團所控制,或與本集團受共同控制;(ii)持有本集團的權益以至足以對本集團產生重大的影響力;或(iii)擁有本集團的共同控制權;

(b) 該人士為本集團的聯營公司;

(c) 該人士為本集團的主要管理人員;

(d) 該人士為上文第(a)至(c)項所提及的任何人士的家屬;

(e) 上文第(c) 及(d) 項所提及的任何人士直接或間接地控制或共同控制該人士,或直接或間接地對該人士構成重大的影響,或直接或間接地擁有該人士的重大投票權。

1.22 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

1.23 比較

如有需要,比較數字經已重新分類,以符合本年度呈列方式的變動。

2 財務風險管理

財務風險因素

本集團的業務承受各種財務風險，例如市場風險（包括外匯風險、利率風險及價格風險）、信貸風險及流動資金風險。本集團的整體風險管理計劃針對金融市場的不穩定性，著眼於盡量減低本集團的財務表現所受的潛在不利影響。

(a) 市場風險

(i) 外匯風險

本集團經營國際業務，須承受不同貨幣所產生的外匯風險。外匯風險來自未來商業交易、已確認資產及負債，以及海外業務的淨投資的計值貨幣並非實體的功能貨幣。

本集團在海外業務持有若干投資，其資產淨額承受外幣風險。

為管理此風險，本集團最初將在符合經濟利益下，盡可能以港幣及／或美元作為訂立合約的實際貨幣。本集團將繼續監察外匯風險及市場情況，以判斷是否需要進行任何對沖。本集團不會進行任何外幣投機活動。

下表詳述本集團於結算日所面對匯率可能合理變動及所有其他可變因素維持不變的情況下，本集團的除稅後溢利變動。有關風險與貿易應收款、銀行存款、現金及銀行結餘以及貿易應付款相關。

		二零零七年 除稅後溢利 增加／(減少) 港幣千元	二零零六年 除稅後溢利 增加／(減少) 港幣千元
人民幣兑港幣	10%	**11,110**	10,501
	(10%)	**(11,110)**	(10,501)
馬幣兑港幣	10%	**6,794**	5,581
	(10%)	**(6,794)**	(5,581)

2 財務風險管理(續)

財務風險因素(續)

(a) 市場風險(續)

(ii) 利率風險

本集團主要計息資產為聯營公司貸款以及現金結餘及銀行存款。銀行存款一般少於一年期。本集團透過比較銀行報價,靈活管理現金結餘及存款,以選取對本集團最為有利的條款。

聯營公司貸款及銀行存款已進行敏感性分析,倘利率增加/減少100個基點,而所有其他可變因素維持不變,本集團於本年度的除税後溢利將分別增加/(減少)港幣1,850,000元(二零零六年:港幣1,201,000元)及港幣18,696,000元(二零零六年:港幣13,443,000元)。

(iii) 價格風險

本集團承受股權證券的價格風險,因為本集團所持有的投資項目,均於綜合資產負債表上劃分為可供出售金融資產。本集團不承受商品價格風險。

(b) 信貸風險

本集團的信貸風險主要來自聯營公司貸款、信貸銷售以及銀行結餘及銀行存款。由於本集團擁有廣泛的客戶基礎,因此信貸風險並非過度集中。本集團亦制定政策評估客戶信譽、信貸檢討及監察程序(包括正式的收款程序)。此外,本集團於各結算日審閱各個別貿易債務人的可收回款項,確保已就呆壞帳提供足夠的減值撥備。由於所有存款均存放於信譽達BBB或以上評級的銀行,因此銀行結餘的信貸風險有限。

(c) 流動資金風險

本集團除貿易應付款、其他應付款及應計費用外,並無重大財務負債。貿易應付款及其他應付款的一般信貸期為發票日後一至三個月。應計費用一般並無指定合約期限,該等債項會於對方正式通知時支付,須為結算日起計十二個月內。

資本風險

本集團管理資本的目標為保障本集團持續運作的能力,從而為股東提供回報、為其他利益相關團體提供利益及維持理想之資本架構以減低資本成本。

為保持或調整資本架構,本集團可調整所派付予股東的股息、給予股東的資本回報、發行新股或出售資產以減低負債。本集團將股東資金劃分為本集團的資本。

3 關鍵的會計估算及判斷

估算和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信對未來事件的合理預測。

本集團就未來作出估算和假設，所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的帳面值作出重大調整的估算和假設討論如下：

(a) 估計商譽減值

本集團每年均按照附註1.6所述會計政策的規定，為商譽進行減值評估（附註7）。而現金產生單位的可收回金額，則按照使用價值計算。計算過程中須採用管理層對未來營運狀況和除稅前貼現率所作出的估算和假設，以及其他與計算使用價值有關的假設。

(b) 貿易應收款

本集團定期檢討貿易應收款的帳齡，以確保可收回貿易應收款結餘，並可於協定的信貸期逾期後即時採取跟進行動。然而，收帳不時會出現延誤。當貿易應收款的可收回機會存疑，本集團則會根據客戶的信貸狀況、貿易應收款結餘的帳齡分析和撇帳記錄，提撥呆壞帳特別準備。若干應收款可初步確認為可收回，但其後可能無法收回而須於損益表內撇銷。如未能為收回機會出現變化的貿易應收款作出撥備，可能會對未來的營運業績構成影響。

(c) 聯營公司的貸款及貿易應收款

本集團定期檢討聯營公司的貸款及應收款，以評估是否有客觀憑證顯示貸款及應收款出現減值。於二零零七年，經審閱一聯營公司的付款狀況及表現後，管理層根據香港會計準則第39號認為一聯營公司的貿易應收款（附註13）出現減值虧損港幣135,000,000元。

釐定貸款及應收款的減值款額須估計特定貸款及應收款於二零零七年十二月三十一日所產生的潛在信貸虧損，以及貸款及應收款餘額所存在的潛在信貸虧損。

(d) 物業、器材及設備的可用年限

本集團根據香港會計準則第16號的規定估計物業、器材及設備的可用年限，從而判斷所須列帳的折舊開支。本集團於購入資產時，根據以往經驗、資產的預期使用量、損耗程度，以及技術會否因市場需求或資產功能有變而變成過時，估計其可用年限。本集團並會於每年作出檢討，以判斷資產可用年限所作出的假設是否仍然合理。此等檢討所考慮的因素包括有關資產的技術轉變、預期的經濟使用，以及實際狀況。

3 關鍵的會計估算及判斷(續)

(e) 所得稅

本集團需要在多個司法權區繳納所得稅。在釐定全球所得稅撥備時，需要作出重大判斷。在正常業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。如此等事件的最終稅務後果與最初記錄或預期的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延所得稅撥備。

(f) 遞延所得稅資產

倘若日後有應課稅溢利可供抵銷可供動用的暫時差額、未動用的稅項抵免及未動用的稅損結轉，則遞延所得稅資產會就所有暫時差額、未動用稅項抵免及未動用稅損結轉確認。遞延所得稅乃根據於結算日已頒布或實質頒布並預期於相關遞延所得稅資產變現或遞延所得稅負債償付期間適用的稅率及稅法釐定。倘若日後的實際或預期稅務狀況與初步估計不同，則該等差額會影響有關估計改變的期間遞延所得稅資產及所得稅開支的確認。

4 營業額、收益及分部資料

本集團的主要業務為免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

營業額包括扣除佣金後的廣告淨收入、版權收入、訂戶收費、以及來自錄影帶及影碟租賃、流動裝置的內容供應、入門網站、銷售雜誌的收入、節目／廣告製作收入、經理人費用收入、設施租賃收入及其他服務收入。

其他收益主要包括利息收入及其他租金收入。

4 營業額、收益及分部資料(續)

於本年度入帳的各項主要收益如下：

	二零零七年 港幣千元	二零零六年 港幣千元
營業額		
扣除佣金後的廣告淨收入	**2,691,325**	2,681,120
版權收入	**824,692**	815,500
訂戶收費	**454,497**	422,625
其他	**405,785**	328,441
	4,376,299	4,247,686
減：預扣稅項	**(50,490)**	(46,500)
	4,325,809	4,201,186
其他收益		
利息收入	**89,165**	58,080
其他	**14,795**	15,816
	103,960	73,896
	4,429,769	4,275,082

主要報告形式－業務分部資料

本集團於世界各地經營五項主要業務分部：

免費電視廣播	－	免費播放電視節目及招收廣告及節目製作
節目發行及分銷	－	分銷電視節目及頻道予錄影帶及電視廣播經營者
海外衛星收費電視業務	－	提供衛星收費電視服務予美國、歐洲及澳洲的訂戶
頻道業務	－	於中國內地、台灣、馬來西亞、香港及其他國家編製及分銷電視頻道
其他業務	－	流動裝置的內容供應、入門網站、雜誌出版、電影發行與分銷及其他相關服務

本集團分部間的交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行的條款與第三方訂立的條款相似。提供服務的收費是以成本加成法計算或與第三方訂立的條款相似。

4 營業額、收益及分部資料（續）

主要報告形式－業務分部資料（續）

年內本集團的營業額及業績按業務分部分析如下：

	二零零七年						
	免費電視廣播 港幣千元	節目發行及分銷 港幣千元	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	抵銷 港幣千元	總額 港幣千元
營業額							
對外的銷售	2,365,857	635,499	280,752	947,777	95,924	-	4,325,809
分部間的銷售	7,405	107,269	470	16,888	5,233	(137,265)	-
	2,373,262	742,768	281,222	964,665	101,157	(137,265)	4,325,809
不包括減值虧損的分部業績	951,729	440,325	59,186	191,902	26,407	(24)	1,669,525
聯營公司貿易應收款的減值虧損（附註(a)）	-	-	-	(135,000)	-	-	(135,000)
包括減值虧損的分部業績（經營溢利）	951,729	440,325	59,186	56,902	26,407	(24)	1,534,525
出售聯營公司股權的收益（附註(b)）	-	-	-	140,000	-	-	140,000
應佔聯營公司虧損	-	-	-	(124,982)	-	-	(124,982)
扣除所得税前溢利							1,549,543
所得税開支							(284,322)
本年度溢利							1,265,221
以下為損益表所包括的其他分部項目：							
折舊	201,318	6,627	6,447	32,941	1,281		248,614
攤銷租賃土地	4,568	-	-	-	-		4,568

4 營業額、收益及分部資料（續）

主要報告形式－業務分部資料（續）

附註：

(a) 於二零零七年，經檢討一聯營公司的付款狀況及表現後，管理層根據香港會計準則第39號認為一聯營公司的貿易應收款出現減值虧損港幣135,000,000元。

(b) 年內，本公司的全資附屬公司TVB Satellite TV Holdings Limited以現金代價港幣140,000,000元向Gemstone Pacific Limited 出售217,173,552股股份，佔無綫收費電視控股有限公司20%股權。在交易完成後，本集團錄得收益港幣140,000,000元。

	二零零六年						
	免費電視廣播 港幣千元	節目發行及分銷 港幣千元	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	抵銷 港幣千元	總額 港幣千元
營業額							
對外的銷售	2,209,351	622,065	245,113	1,010,749	113,908	–	4,201,136
分部間的銷售	9,247	101,597	432	13,005	5,420	(129,701)	–
	2,218,598	723,662	245,545	1,023,754	119,328	(129,701)	4,201,136
分部業績	917,680	441,017	28,187	187,280	24,653	11	1,598,828
融資成本							(98)
應佔聯營公司虧損	–	–	–	(163,109)	–	–	(163,109)
扣除所得税前溢利							1,435,621
所得税開支							(247,181)
本年度溢利							1,188,440
以下為損益表所包括的其他分部項目：							
折舊	198,114	7,178	9,687	44,948	1,278		261,205
攤銷租賃土地	4,568	–	–	–	–		4,568

4 營業額、收益及分部資料(續)

主要報告形式－業務分部資料(續)

於二零零七年十二月三十一日的分部資產及負債，以及截至二零零七年十二月三十一日止年度的資本開支如下：

	免費電視廣播 港幣千元	節目發行及分銷 港幣千元	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	總額 港幣千元
分部資產	4,201,460	319,896	151,616	891,658	151,139	5,715,769
聯營公司權益	164,533	-	-	(79,582)	-	84,951
可供出售金融資產	-	3	-	-	-	3
承資公司借款	-	3,190	-	-	-	3,190
未分配資產						446,786
總資產						6,250,699
分部負債	388,601	67,681	70,549	137,703	18,468	683,002
未分配負債						198,947
總負債						881,949
資本開支	214,415	3,913	5,170	12,172	3,010	238,680

綜合財務報表附註

4 營業額、收益及分部資料(續)

主要報告形式－業務分部資料(續)

於二零零六年十二月三十一日的分部資產及負債，以及截至二零零六年十二月三十一日止年度的資本開支如下：

	免費電視廣播 港幣千元	節目發行及 分銷 港幣千元	海外衛星收費 電視業務 港幣千元	頻道業務 港幣千元	其他業務 港幣千元	總額 港幣千元
分部資產	3,690,330	274,533	123,307	928,840	116,676	5,133,686
聯營公司權益	155,595	–	–	(5,382)	–	150,213
可供出售金融資產	–	3	–	–	–	3
承資公司借款	–	6,666	–	–	–	6,666
未分配資產						396,573
總資產						5,687,141
分部負債	270,272	81,992	71,607	162,016	24,622	610,509
未分配負債						208,285
總負債						818,794
資本開支	49,956	2,538	2,851	39,402	692	95,439

分部資產主要包括物業、器材及設備、租賃土地、無形資產、節目、影片版權及電影、盤存、應收款及營運現金，但主要不包括可收回的稅項，遞延所得稅及投資。

分部負債包括營運負債，但不包括所得稅項目。

資本開支包括物業、器材及設備的添置項目(附註5)。

4 營業額、收益及分部資料(續)

次要報告形式 – 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港	–	免費電視廣播及節目／廣告製作、分銷電視頻道、流動裝置的內容供應、入門網站、雜誌出版、電影發行及分銷與影碟銷售
台灣	–	有線電視頻道服務與電視節目發行及分銷
美國及加拿大	–	電視節目及頻道的發行及分銷與衛星收費電視業務
澳洲	–	電視節目發行及分銷與衛星收費電視業務
歐洲	–	電視節目發行及分銷與衛星收費電視業務
中國內地	–	電視節目及頻道的發行及分銷與衛星電視頻道業務
馬來西亞及新加坡	–	電視節目及頻道的發行及分銷
其他國家	–	主要為電視節目及頻道的發行及分銷

4 營業額、收益及分部資料(續)

次要報告形式 – 地區分部資料(續)

年內本集團的營業額及分部業績按地區分部分析如下：

	營業額		分部業績	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
香港	**2,689,295**	2,548,729	**1,026,951**	990,603
台灣	**654,339**	743,010	**133,723**	150,066
美國及加拿大	**212,721**	209,013	**120,702**	113,355
澳洲	**88,442**	71,313	**9,545**	(27)
歐洲	**100,694**	95,589	**26,003**	16,784
中國內地	**183,786**	171,869	**121,741**	115,459
馬來西亞及新加坡	**365,772**	331,513	**216,706**	195,891
其他國家	**30,760**	30,150	**14,154**	16,697
	4,325,809	4,201,186	**1,669,525**	1,598,828
聯營公司貿易應收款的減值虧損			**(135,000)**	–
			1,534,525	1,598,828
融資成本			**–**	(98)
出售聯營公司股權的收益			**140,000**	–
應佔聯營公司虧損			**(124,982)**	(163,109)
扣除所得稅前溢利			**1,549,543**	1,435,621

銷售額乃按照客戶所在地區計算，地區分部之間並無任何銷售。

4 營業額、收益及分部資料(續)

次要報告形式 – 地區分部資料(續)

	總資產		資本開支	
	二零零七年 港幣千元	二零零六年 港幣千元	**二零零七年 港幣千元**	二零零六年 港幣千元
香港	**4,667,136**	4,141,898	**220,836**	52,899
台灣	**588,381**	614,605	**12,060**	39,176
美國及加拿大	**144,344**	102,757	**713**	957
澳洲	**20,980**	15,447	**4,398**	350
歐洲	**106,409**	79,520	**393**	1,829
中國內地	**40,102**	34,406	**98**	30
馬來西亞及新加坡	**135,685**	124,053	**–**	–
其他國家	**12,732**	21,000	**182**	198
	5,715,769	5,133,686	**238,680**	95,439
聯營公司權益	**84,951**	150,213		
可供出售金融資產	**3**	3		
承資公司借款	**3,190**	6,666		
未分配資產	**446,786**	396,573		
	6,250,699	5,687,141		

總資產及資本開支均按其所在地分配。

5 物業、器材及設備

(a) 本集團

	永久業權土地及樓宇 港幣千元	租賃房屋裝修 港幣千元	廣播及轉播器材 港幣千元	傢具、裝置及器材 港幣千元	車輛 港幣千元	總額 港幣千元
成本						
二零零六年一月一日	1,063,763	70,971	1,604,670	626,827	44,825	3,411,056
匯兑差異	1,382	740	7,597	2,504	202	12,425
添置	637	1,215	79,237	13,884	466	95,439
轉帳	(158)	–	11,397	(11,239)	–	–
出售	–	(303)	(11,682)	(26,488)	(1,358)	(39,831)
二零零六年十二月三十一日	1,065,624	72,623	1,691,219	605,488	44,135	3,479,039
二零零七年一月一日	1,065,624	72,623	1,691,219	605,488	44,135	3,479,039
匯兑差異	1,024	828	4,158	1,096	165	7,271
添置	2,709	3,814	210,746	19,233	2,178	238,630
出售	–	(77)	(41,251)	(7,027)	(1,127)	(49,432)
二零零七年十二月三十一日	**1,069,357**	**77,188**	**1,864,872**	**618,790**	**45,351**	**3,675,558**
累計折舊及減值						
二零零六年一月一日	127,554	63,308	1,057,177	232,790	34,127	1,514,956
匯兑差異	255	697	6,612	1,994	148	9,706
本年度折舊	38,953	3,861	158,230	56,024	4,137	261,205
轉帳	(1)	–	5,892	(5,891)	–	–
出售撥回	–	(303)	(11,060)	(25,990)	(632)	(37,985)
二零零六年十二月三十一日	166,761	67,563	1,216,851	258,927	37,780	1,747,832
二零零七年一月一日	166,761	67,563	1,216,851	258,927	37,780	1,747,832
匯兑差異	218	664	3,625	908	117	5,532
本年度折舊	38,970	1,841	155,311	49,130	3,362	248,614
出售撥回	–	(77)	(40,389)	(6,798)	(1,127)	(48,391)
二零零七年十二月三十一日	**205,949**	**69,991**	**1,335,398**	**302,167**	**40,132**	**1,953,637**
帳面淨值						
二零零七年十二月三十一日	**863,408**	**7,197**	**529,474**	**316,623**	**5,219**	**1,721,921**
二零零六年十二月三十一日	898,863	5,060	474,368	346,561	6,355	1,731,207

附註：

(i) 物業、器材及設備包括於海外持有的永久業權土地的成本為港幣76,307,000元（二零零六年：港幣75,754,000元）。

(ii) 於年終時，成本價值為港幣92,069,000元（二零零六年：無）的廣播及轉播器材因未開始使用而沒有作出折舊準備。

5 物業、器材及設備(續)

(b) 本公司

	樓宇 港幣千元	租賃房屋裝修 港幣千元	廣播及轉播器材 港幣千元	傢具、裝置及器材 港幣千元	車輛 港幣千元	總額 港幣千元
成本						
二零零六年一月一日	920,232	3,990	1,134,113	512,017	33,561	2,603,913
添置	53	-	45,319	4,549	35	49,956
轉自/(入)附屬公司	-	-	(216)	2	-	(214)
出售	-	(243)	(3,370)	(4,332)	(1,138)	(9,083)
二零零六年十二月三十一日	920,285	3,747	1,175,846	512,236	32,458	2,644,572
二零零七年一月一日	920,285	3,747	1,175,846	512,236	32,458	2,644,572
添置	-	-	201,482	12,842	91	214,415
轉自/(入)附屬公司	-	-	(5,266)	5	-	(5,261)
出售	-	-	(35,071)	(5,923)	(292)	(41,286)
二零零七年十二月三十一日	**920,285**	**3,747**	**1,336,991**	**519,160**	**32,257**	**2,812,440**
累計折舊						
二零零六年一月一日	101,226	3,990	694,126	146,346	25,125	970,813
本年度折舊	36,817	-	113,061	44,678	3,558	198,114
轉自/(入)附屬公司	-	-	(216)	2	-	(214)
出售撥回	-	(243)	(3,250)	(4,059)	(427)	(7,979)
二零零六年十二月三十一日	138,043	3,747	803,721	186,967	28,256	1,160,734
二零零七年一月一日	138,043	3,747	803,721	186,967	28,256	1,160,734
本年度折舊	36,811	-	121,939	39,871	2,696	201,317
轉自/(入)附屬公司	-	-	(5,272)	1	-	(5,271)
出售撥回	-	-	(34,517)	(5,789)	(292)	(40,598)
二零零七年十二月三十一日	**174,854**	**3,747**	**885,871**	**221,050**	**30,660**	**1,316,182**
帳面淨值						
二零零七年十二月三十一日	**745,431**	**-**	**451,120**	**298,110**	**1,597**	**1,496,258**
二零零六年十二月三十一日	782,242	-	372,125	325,269	4,202	1,483,838

附註:

於年終時,成本價值為港幣92,069,000元(二零零六年:無)的廣播及轉播器材因未開始使用而沒有作出折舊準備。

6 租賃土地

本集團在租賃土地的權益指預付營運租賃款，按其帳面淨值分析如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
在香港持有：				
十至五十年租約	**179,280**	183,848	**179,280**	183,848
超過五十年租約	**6,495**	–	**–**	–
	185,775	183,848	**179,280**	183,848
年初帳面淨值	**183,848**	188,416	**183,848**	188,416
添置	**6,495**	–	**–**	–
攤銷（附註21）	**(4,568)**	(4,568)	**(4,568)**	(4,568)
年終帳面淨值	**185,775**	183,848	**179,280**	183,848
成本	**207,472**	200,977	**200,977**	200,977
累計攤銷	**(21,697)**	(17,129)	**(21,697)**	(17,129)
年終帳面淨值	**185,775**	183,848	**179,280**	183,848

7 無形資產

	本集團 商譽 港幣千元
二零零六年一月一日	
成本	166,897
累計攤銷	(5,894)
帳面淨值	161,003
截至二零零六年十二月三十一日止年度	
年初帳面淨值	161,003
匯兑差異	1,181
年終帳面淨值	162,184
二零零六年十二月三十一日	
成本	168,078
累計減值	(5,894)
帳面淨值	162,184
截至二零零七年十二月三十一日止年度	
年初帳面淨值	162,184
匯兑差異	850
年終帳面淨值	**163,034**
二零零七年十二月三十一日	
成本	168,928
累計減值	(5,894)
帳面淨值	**163,034**

7 無形資產(續)

商譽減值評估

本集團因應經營地區及業務分部，按所確認的現金產生單位分配商譽。

按分部分配的商譽摘要如下：

	二零零七年		
	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	總額 港幣千元
歐洲	49,448	–	49,448
台灣	–	113,586	113,586
	49,448	113,586	163,034

	二零零六年		
	海外衛星收費電視業務 港幣千元	頻道業務 港幣千元	總額 港幣千元
歐洲	49,448	–	49,448
台灣	–	112,736	112,736
	49,448	112,736	162,184

現金產生單位的可收回金額乃按照使用價值計算。本集團根據管理層所批核的五年財務預算，按預期的稅前現金流量計算使用價值。有關增長率不會超越現金產生單位的長期平均增長率。

使用價值的主要假設如下：

	海外衛星收費電視業務	頻道業務
	歐洲	台灣
毛利率	47%	34%
增長率	-18%	6%
貼現率	12.55%	12.55%

此等假設用以分析該業務分部內的每個現金產生單位。

管理層根據過往表現及其對市場發展的預測釐定預算毛利率。所採用的加權平均增長率與行業報告所載的預測符合一致。所採用的貼現率為稅前比率並反映相關分部的特定風險。

8 附屬公司權益

	本公司	
	二零零七年 港幣千元	二零零六年 港幣千元
非上市股份，按成本值	**11,135**	1,100
應收附屬公司帳款(附註)	**348,564**	492,602
	359,699	493,702

附註：

應收附屬公司帳款為無抵押、免息及無限定還款期。

附屬公司詳情列於附註34。

9 聯營公司權益

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
投資成本	**316,127**	533,300	**–**	–
減：應佔累計虧損	**(446,491)**	(538,682)	**–**	–
	(130,364)	(5,382)	**–**	–
聯營公司借貸(附註(a))	**207,224**	115,564	**157,224**	115,564
應收聯營公司的利息(附註(a))	**8,091**	40,031	**7,309**	40,031
	84,951	150,213	**164,533**	155,595
非上市股份，按成本值	**316,127**	533,300	**–**	–

附註：

(a) 聯營公司借貸指分別給予無綫收費電視有限公司(「無綫收費電視」)及無綫收費電視控股有限公司(「無綫收費電視控股」)的貸款港幣157,224,000元及港幣50,000,000元。有關償還條款及利率詳情已披露於附註32(d)。本集團就其給予聯營公司上述的貸款，而已確認其超出於聯營公司投資成本的虧損達港幣130,364,000元(二零零六年：港幣5,382,000元)。

貸款予聯營公司的帳面值與其公平價值大致相若。

(b) 除(a)項所述的貸款外，本集團應收聯營公司貿易帳款(已扣除減值虧損)達港幣212,691,000元，並於附註32(c)披露。

9 聯營公司權益(續)

聯營公司詳情如下：

名稱	註冊成立及經營地點	主要業務	持有的已發行股份詳情	佔擁有權百分比
TVB3 Network Company Limited	泰國	電視製作及提供節目服務	普通股每股泰幣10銖	40%
無綫收費電視控股有限公司	香港	投資控股	普通股每股港幣1元	29%(附註4(b))
#無綫收費電視有限公司	香港	本地收費電視服務	普通股每股港幣1元	29%(附註4(b))

本集團非直接持有的聯營公司

本集團佔聯營公司的財務資料摘要如下：

	資產 港幣千元	負債 港幣千元	權益 港幣千元	收益 港幣千元	年度虧損 港幣千元
二零零七年	**95,044**	**177,454**	**(82,410)**	**99,508**	**(124,982)**
二零零六年	207,918	213,300	(5,382)	87,428	(163,109)

10 可供出售金融資產

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
年初及年終	**3**	3
可供出售金融資產包括： 非上市股權證券－加拿大	**3**	3

11 承資公司借款

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
承資公司借款	**3,190**	6,666

以加元計值的承資公司借款為無抵押、按加元最優惠利率加年息2%計算利息及無固定還款期。

承資公司借款的帳面值與其公平價值相若。

12 盤存

於二零零七年及二零零六年十二月三十一日，所有盤存以成本或可變現淨值(以較低者為準)列帳。

13 貿易應收款及其他應收款、預付款及按金

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
非流動部分				
購買物業的預付款(附註30(a))	**62,482**	–	**–**	–
流動部分				
應收款：				
聯營公司	**349,499**	231,069	**346,998**	228,450
有關連人士	**76,926**	63,865	**–**	–
貿易應收款(附註)	**984,066**	952,998	**661,690**	626,571
	1,410,491	1,247,932	**1,008,688**	855,021
減：應收款的減值虧損撥備：				
聯營公司(附註3(c))	**(136,808)**	(1,803)	**(135,000)**	–
第三方及關連人士	**(75,308)**	(72,198)	**(28,334)**	(33,554)
其他應收款、預付款及按金	**139,572**	150,865	**97,843**	95,794
儲稅券	**67,756**	47,551	**–**	–
	1,405,703	1,372,347	**943,197**	917,261
總計	**1,468,185**	1,372,347	**943,197**	917,261

附註：

本集團實施信貸政策管理，向本集團大部分符合信貸評估標準的客戶提供四十日至六十日的平均信貸期，其餘客戶則須貨到付款、預付款或須銀行擔保。

13 貿易應收款及其他應收款、預付款及按金(續)

於二零零七年及二零零六年十二月三十一日，包括來自聯營公司及有關連人士的貿易應收款帳齡分析如下：

	本集團		本公司	
	二零零七年 **港幣千元**	二零零六年 港幣千元	**二零零七年** **港幣千元**	二零零六年 港幣千元
即期	**480,843**	443,681	**254,454**	233,360
一至兩個月	**274,129**	258,383	**222,077**	209,957
二至三個月	**165,614**	173,324	**139,746**	138,996
三至四個月	**88,481**	95,638	**63,475**	68,358
四至五個月	**49,148**	57,153	**38,747**	39,789
五個月以上	**351,875**	217,491	**290,189**	164,561
	1,410,090	1,245,670	**1,008,688**	855,021
貿易應收款：				
第三方	**984,066**	952,998	**661,690**	626,571
聯營公司及有關連人士	**426,024**	292,672	**346,998**	228,450
	1,410,090	1,245,670	**1,008,688**	855,021
應收聯營公司及有關連人士的非貿易款項	**401**	2,262	**–**	–
	1,410,491	1,247,932	**1,008,688**	855,021

於二零零七年十二月三十一日，藍定不會出現減值的貿易應收款帳齡分析如下：

	本集團		本公司	
	二零零七年 **港幣千元**	二零零六年 港幣千元	**二零零七年** **港幣千元**	二零零六年 港幣千元
五個月內	**1,035,558**	1,004,845	**699,085**	672,808
五個月至一年	**147,010**	136,549	**132,525**	116,663
一年以上	**15,406**	32,537	**13,744**	31,996
	1,197,974	1,173,931	**845,354**	821,467
減：尚未到期款項	**(577,763)**	(554,441)	**(389,797)**	(373,898)
逾期款項	**620,211**	619,490	**455,557**	447,569

已逾期償還但並未減值的應收款是與多名與本集團保持良好往績交易記錄的客戶有關。根據過往經驗，管理層相信該等結餘毋須作出減值撥備。

13 貿易應收款及其他應收款、預付款及按金(續)

以下列貨幣結算的本集團貿易應收款(扣除減值虧損前)的百分比如下：

	本集團	
	二零零七年	二零零六年
	%	%
港幣	**74**	72
美元	**7**	6
新台幣	**10**	13
馬幣	**5**	5
其他貨幣	**4**	4
	100	100

貿易應收款及其他應收款的減值撥備變動如下：

	本集團	
	二零零七年	二零零六年
	港幣千元	港幣千元
於一月一日	**74,001**	68,031
減值虧損撥備		
一聯營公司(附註3(c))	**135,000**	–
一第三方	**17,137**	20,132
減值撥備撥回	**(7,825)**	(14,000)
撇銷列作未能收回的應收款	**(6,427)**	(232)
匯兌差異	**230**	70
	212,116	74,001

貿易應收款及其他應收款、預付款及按金的帳面值與其公平價值相若。

於申報日期所承擔的最大信貸風險為上述各類應收款的公平值。本集團並無持有任何抵押品作為擔保。

14 抵押銀行存款

於二零零七年十二月三十一日，本集團已將港幣1,692,000元(二零零六年：港幣239,000元)的銀行存款抵押，以取得銀行及其他信貸予本集團旗下附屬公司。銀行存款的帳面值與其公平價值相若。

15 現金及現金等價物

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
銀行及手頭現金	**261,127**	241,842	**51,639**	81,758
短期銀行存款(附註)	**1,747,768**	1,317,237	**1,277,065**	912,596
	2,008,895	1,559,079	**1,328,704**	994,354

附註：

本集團就銀行結餘所承擔的最大信貸風險為呈列於資產負債表的帳面值。

16 股本

	每股面值 港幣0.05元 的普通股數目	面值 港幣千元
法定：		
二零零六年及二零零七年一月一日及二零零七年十二月三十一日	**1,300,000,000**	**65,000**
發行及全數繳足：		
二零零六年及二零零七年一月一日及二零零七年十二月三十一日	**438,000,000**	**21,900**

17 其他儲備

(a) 本集團

	股份溢價 港幣千元	普通儲備 港幣千元	資本儲備 港幣千元	法定儲備 港幣千元	資本贖回儲備 港幣千元	匯兌儲備 港幣千元	總額 港幣千元
二零零六年一月一日結餘	602,026	70,000	864	19,407	40,118	(32,283)	700,132
匯兌差異：							
－本集團	–	–	–	–	–	(46,296)	(46,296)
轉撥自保留盈餘	–	–	–	15,987	–	–	15,987
二零零六年十二月三十一日結餘	602,026	70,000	864	35,394	40,118	(78,579)	669,823
二零零七年一月一日結餘	602,026	70,000	864	35,394	40,118	(78,579)	669,823
匯兌差異：							
－本集團	–	–	–	–	–	1,653	1,653
轉撥自保留盈餘	–	–	–	14,356	–	–	14,356
二零零七年十二月三十一日結餘	**602,026**	**70,000**	**864**	**49,750**	**40,118**	**(76,926)**	**685,832**

(b) 本公司

	股份溢價 港幣千元	普通儲備 港幣千元	資本贖回儲備 港幣千元	總額 港幣千元
二零零六年及二零零七年一月一日及二零零七年十二月三十一日結餘	**602,026**	**70,000**	**40,118**	**712,144**

根據一附屬公司所在地的法律規章，該附屬公司須將視作出售其聯營公司權益的收益轉撥至資本儲備。視作出售其聯營公司權益的收益的資本儲備只可用以彌補經營虧損。

根據於台灣成立的附屬公司在當地的法律，該等附屬公司須將扣除累積虧損後的每年淨收益的10%保留作為法定儲備，直至該儲備累積至股本總額為止。法定儲備只可用以彌補經營虧損及轉為股本。

本集團的資本贖回儲備及股份溢價帳是根據香港公司條例的規定而設立。

匯兌儲備包括所有因海外業務財務報表換算產生的匯兌差異。該儲備乃根據附註1.4所列的會計政策處理。

根據香港公司條例第79B條計算，本公司於二零零七年十二月三十一日的可供分派儲備（包括保留盈餘及普通儲備）為港幣3,696,014,000元（二零零六年：港幣3,506,504,000元）。

18 貿易應付款及其他應付款及應計費用

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
貿易應付款：				
聯營公司(附註32(c))	4,627	5,157	–	–
有關連人士(附註32(c))	2,881	109	–	–
第三方	140,466	80,104	109,781	39,649
	147,974	85,370	109,781	39,649
應付附屬公司款項	–	–	73,778	–
其他應付款及應計費用	520,391	508,624	278,785	230,817
	668,365	593,994	462,344	270,466

於二零零七年及二零零六年十二月三十一日，包括應付予聯營公司及有關連人士的貿易應付款帳齡分析如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
即期	105,136	48,181	85,184	26,783
一至兩個月	28,595	22,253	17,571	9,441
二至三個月	9,723	8,433	5,695	2,518
三至四個月	2,330	3,437	869	221
四至五個月	653	866	437	283
五個月以上	1,537	2,200	25	403
	147,974	85,370	109,781	39,649

貿易應付款及其他應付款及應計費用的帳面值與其公平價值相若。

19 遞延所得稅

遞延所得稅負債／(資產)的變動如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一月一日	101,322	125,382	105,756	118,562
匯兌差異	(75)	(91)	–	–
在損益表確認(附註24)	14,140	(23,969)	2,217	(12,806)
十二月三十一日	115,387	101,322	107,973	105,756

19 遞延所得稅(續)

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅溢利變現而就所結轉的稅損作確認。於二零零七年十二月三十一日,本集團有未確認稅損港幣455,389,000元(二零零六年:港幣474,587,000元)可結轉以抵銷未來應課稅收入。該等稅損的到期日如下:

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
五年以上	–	36,652
無到期日	455,389	437,935
	455,389	474,587

年內遞延所得稅資產及負債的變動(與同一徵稅地區的結餘抵銷前)如下:

(a) 本集團

遞延所得稅負債

	加速稅項折舊		其他		總額	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一月一日	112,894	128,902	21,050	31,590	133,944	160,492
在損益表確認	334	(16,012)	(2,928)	(10,564)	(2,594)	(26,576)
匯兌差異	1	4	26	24	27	28
十二月三十一日	113,229	112,894	18,148	21,050	131,377	133,944

遞延所得稅資產

	撥備		稅損		其他		總額	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一月一日	–	182	17,350	19,832	15,272	15,096	32,622	35,110
在損益表確認	–	(182)	(16,503)	(2,540)	(231)	115	(16,734)	(2,607)
匯兌差異	–	–	47	58	55	61	102	119
十二月三十一日	–	–	894	17,350	15,096	15,272	15,990	32,622

19 遞延所得稅(續)

(b) 本公司

遞延所得稅負債

	加速稅項折舊		其他		總額	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一月一日	**109,757**	123,307	**374**	1,030	**110,131**	124,337
在損益表確認	**2,064**	(13,550)	**1,028**	(656)	**3,092**	(14,206)
十二月三十一日	**111,821**	109,757	**1,402**	374	**113,223**	110,131

遞延所得稅資產

	其他		總額	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一月一日	**4,375**	5,775	**4,375**	5,775
在損益表確認	**875**	(1,400)	**875**	(1,400)
十二月三十一日	**5,250**	4,375	**5,250**	4,375

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
確認於資產負債表的遞延所得稅資產淨額	**(10,725)**	(25,121)	**–**	–
確認於資產負債表的遞延所得稅負債淨額	**126,112**	126,443	**107,973**	105,756
	115,387	101,322	**107,973**	105,756

20 退休福利責任

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
責任：		
退休金－界定供款計劃(附註(a))	**7,629**	7,830
退休金－界定福利計劃(附註(b))	**14,637**	16,515
	22,266	24,345

附註：

(a) 退休金－界定供款計劃

沒收供款合共港幣2,301,000元(二零零六年：港幣3,401,000元)已於年內動用。

於年結時應付予該基金的供款合共港幣7,629,000元(二零零六年：港幣7,830,000元)，並列於其他應付款及應計費用內。

(b) 退休金－界定福利計劃

本集團根據台灣有關法例設有一界定福利退休計劃，為當地合資格的員工提供福利。

此退休計劃為按照最終薪金計算的界定福利計劃。此等注資計劃的資產獨立於本集團的資產，乃透過中央信託基金用作投資。此計劃每年由合資格精算師採用預計單位貸記法估值。客觀企業管理顧問股份有限公司已作出最近一次截至二零零七年十二月三十一日止的評估。

在綜合資產負債表確認的金額按下列方式釐定：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
已注資責任的現值	**63,334**	52,534
計劃資產的公平價值	**(33,435)**	(27,528)
	29,899	25,006
未確認精算虧損	**(15,262)**	(8,491)
資產負債表的負債	**14,637**	16,515

20 退休福利責任(續)

附註：

(b) 退休金－界定福利計劃(續)

截至二零零八年十二月三十一日止年度界定福利計劃的預計供款為港幣4,551,000元。

計劃資產由以下部分組成：

	本集團			
	二零零七年		二零零六年	
	港幣千元	%	港幣千元	%
銀行存款	**13,234**	**40**	12,313	45
權益	**3,735**	**11**	4,586	16
債務	**8,666**	**26**	9,332	34
其他	**7,800**	**23**	1,297	5
	33,435	**100**	27,528	100

在綜合資產負債表確認的負債的現值變動如下：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
一月一日	**52,534**	47,120
當期服務成本	**1,107**	1,385
利息成本	**1,835**	1,666
精算虧損	**7,367**	1,863
匯兑差異	**491**	500
十二月三十一日	**63,334**	52,534

年內計劃資產的公平價值的變動如下：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
一月一日	**27,528**	21,423
計劃資產的預計回報	**754**	614
精算收益／(虧損)	**56**	(29)
僱主供款	**4,838**	5,287
匯兑差異	**259**	223
十二月三十一日	**33,435**	27,528

20 退休福利責任(續)

附註：

(b) 退休金－界定福利計劃(續)

在綜合損益表確認的金額如下：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
當期服務成本	**1,107**	1,385
利息成本	**1,836**	1,666
計劃資產的預計回報	**(754)**	(614)
已確認精算虧損淨額	**665**	666
合計(列於僱員福利開支)(附註22(b))	**2,854**	3,103

計劃資產的實際回報為港幣810,000元(二零零六年：港幣585,000元)。

所用的主要精算假設如下：

	本集團	
	二零零七年 %	二零零六年 %
貼現率	**3.00**	3.50
計劃資產的預期回報率	**2.50**	2.50
未來薪酬的預期增長率	**2.00 – 3.00**	3.00

歷史資料：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
界定福利責任的現值	**63,334**	52,534
計劃資產的公平價值	**(33,435)**	(27,528)
虧絀	**29,899**	25,006
計劃負債的經驗調整	**1,355**	1,627
計劃資產的經驗調整	**(56)**	30

21 扣除所得稅前溢利

以下項目已於年內的扣除所得稅前溢利支銷／(計入)：

	二零零七年 港幣千元	二零零六年 港幣千元
匯兑收益淨額	**(26,529)**	(57,670)
出售物業、器材及設備虧損	**738**	872
核數師酬金	**4,221**	3,623
非核數服務費(主要為税項服務)	**1,830**	1,655
節目、影片版權、電影及盤存成本	**1,168,902**	1,170,761
折舊	**248,614**	261,205
租賃土地攤銷(附註6)	**4,568**	4,568
經營租賃：		
一設備及轉發器	**41,962**	48,286
一土地及樓宇	**29,719**	27,080
僱員福利開支(不包括董事酬金)(附註22(b))	**1,272,836**	1,169,257

22 董事酬金及僱員福利開支

(a) 董事酬金

截至二零零七年十二月三十一日止年度，每名董事的酬金如下：

董事姓名	袍金 港幣千元	薪金及津貼 港幣千元	額外表現酬金 港幣千元	退休金供款 港幣千元	總額 港幣千元
執行董事					
邵逸夫爵士 G.B.M.	900	-	-	-	900
梁乃鵬博士 G.B.S., LL.D., J.P.	75	4,380	-	12	4,467
方逸華	225	1,200	-	-	1,425
非執行董事					
鄭維新 S.B.S., J.P.	105	-	-	-	105
周亦卿博士 G.B.S.	75	-	-	-	75
何定鈞(附註(i))	35	-	-	-	35
利乾	165	-	-	-	165
利陸雁群	150	-	-	-	150
李達三博士 DSSc. (Hon.), J.P.	75	-	-	-	75
羅仲炳	150	-	-	-	150
孫炯柱 G.B.S., J.P.(附註(ii))	60	-	-	-	60
史習陶(附註(iii))	245	-	-	-	245
	2,260	5,580	-	12	7,852

22 董事酬金及僱員福利開支(續)

(a) 董事酬金(續)

截至二零零六年十二月三十一日止年度,每名董事的酬金如下:

董事姓名	袍金 港幣千元	薪金及津貼 港幣千元	額外表現酬金 港幣千元	退休金供款 港幣千元	總額 港幣千元
執行董事					
邵逸夫爵士 G.B.M.	900	–	–	–	900
梁乃鵬博士 G.B.S., LL.D., J.P.	53	4,247	–	12	4,312
方逸華	244	703	–	–	947
費道宜	43	994	3,000	99	4,136
非執行董事					
鄭維新 S.B.S., J.P.	56	–	–	–	56
周亦卿博士 G.B.S.	53	–	–	–	53
何定鈞	85	–	–	–	85
利乾	115	–	–	–	115
利陸雁群	96	–	–	–	96
李達三博士 DSSc. (Hon.), J.P.	56	–	–	–	56
羅仲炳	128	–	–	–	128
史習陶	213	–	–	–	213
	2,042	5,944	3,000	111	11,097

附註:

(i) 該董事於二零零七年四月十三日辭任。

(ii) 該董事於二零零七年七月十日獲委任。

(iii) 該董事於二零零八年一月二十二日辭任。

(b) 僱員福利開支

	二零零七年 港幣千元	二零零六年 港幣千元
薪酬及工資	**1,195,406**	1,094,072
退休金成本-界定供款計劃	**74,576**	72,082
退休金成本-界定福利計劃	**2,854**	3,103
	1,272,836	1,169,257

22 董事酬金及僱員福利開支(續)

(c) 五位最高薪酬人士

本年度本集團內五名最高薪酬人士包括一位(二零零六年:兩位)董事的酬金已如上述附註(a)分析。本年度應付予其餘四位(二零零六年:三位)最高薪酬人士的薪酬詳情如下:

	二零零七年 港幣千元	二零零六年 港幣千元
薪金及津貼	**13,106**	9,199
花紅	**5,517**	5,512
退休金供款	**658**	620
	19,281	15,331

支付此等人士的薪酬總額詳情分析如下:

薪酬組別	各薪酬組別的人數 二零零七年	 二零零六年
港幣3,000,001元-港幣3,500,000元	1	–
港幣3,500,001元-港幣4,000,000元	1	1
港幣4,000,001元-港幣4,500,000元	1	1
港幣7,500,001元-港幣8,000,000元	1	1
	4	3

23 融資成本

	二零零七年 港幣千元	二零零六年 港幣千元
銀行透支、銀行貸款及其他貸款的利息 -須於五年內全部償還	–	98

24 所得稅開支

香港利得稅乃按照本年度估計應課稅溢利以稅率17.5%（二零零六年：17.5%）撥備。海外溢利的稅款則根據本年度估計應課稅溢利按本集團經營業務地區的現行稅率計算。

在綜合損益表支銷的所得稅如下：

	二零零七年 港幣千元	二零零六年 港幣千元
當期所得稅：		
－香港	**211,266**	213,192
－海外	**58,716**	57,803
－過往年度準備不足	**200**	155
遞延所得稅暫時差異的產生及轉回（附註19）	**14,140**	(23,969)
	284,322	247,181

本集團有關扣除所得稅前溢利的稅項與假若採用本公司經營地區的稅率而計算的理論稅額的差額如下：

	二零零七年 港幣千元	二零零六年 港幣千元
扣除所得稅前溢利	**1,549,543**	1,435,621
按稅率17.5%（二零零六年：17.5%）計算的稅項	**271,170**	251,234
其他國家不同稅率的影響	**(12,491)**	(19,653)
應佔聯營公司的業績的稅務影響	**21,872**	28,544
無須課稅的收入	**(38,410)**	(8,467)
不可扣稅的支出	**35,005**	1,582
未有確認的稅損	**558**	2,437
使用早前未有確認的稅損	**(6,185)**	(11,839)
稅收抵免的津貼	**(638)**	(2,746)
未分發溢利的稅收	**14,046**	7,158
以往不能扣稅開支的津貼	**(332)**	(985)
其他	**(473)**	(239)
過往年度準備不足	**200**	155
	284,322	247,181

25 本公司股東應佔溢利

為數港幣956,010,000元（二零零六年：港幣937,458,000元）的本公司股東應佔溢利已列入本公司財務報表內計算。

綜合財務報表附註

26 每股盈利

每股盈利乃按股東應佔本集團溢利港幣1,263,684,000元（二零零六年：港幣1,188,597,000元）及截至二零零七年及二零零六年十二月三十一日止年度已發行股份438,000,000股計算。由於沒有發行具攤薄性的潛在股份，因此毋須列出全面攤薄的每股盈利。

27 股息

	二零零七年 港幣千元	二零零六年 港幣千元
已派發中期股息每股普通股港幣0.30元（二零零六年：港幣0.25元）	**131,400**	109,500
擬派末期股息每股普通股港幣1.50元（二零零六年：港幣1.45元）	**657,000**	635,100
	788,400	744,600

於二零零八年三月二十六日舉行的會議上，董事局建議派發末期股息為每股普通股港幣1.50元。此擬派股息於此等財務報表並不列作應付股息，惟於截至二零零八年十二月三十一日止年度的財務報表將列作保留盈餘分派。

28 綜合現金流量表附註

扣除所得税前溢利與營運產生的現金對帳

	二零零七年 港幣千元	二零零六年 港幣千元
扣除所得税前溢利	**1,549,543**	1,435,621
折舊及租賃土地的攤銷	**253,182**	265,773
出售物業、器材及設備的虧損	**738**	872
聯營公司貿易應收款的減值虧損	**135,000**	–
應佔聯營公司虧損	**124,982**	163,109
出售聯營公司股權的收益	**(140,000)**	–
動用逆況合約	**–**	(1,042)
利息收入	**(89,165)**	(58,080)
匯兑差異	**(3,454)**	(52,822)
	1,830,826	1,753,431
（增加）／減少節目、影片版權、電影及盤存	**(13,444)**	7,258
增加貿易應收款及其他應收款、預付款及按金	**(166,611)**	(103,712)
增加貿易應付款及其他應付款及應計費用	**32,652**	7,638
減少退休福利責任－界定福利計劃	**(1,878)**	(1,983)
營運產生的現金	**1,681,545**	1,662,627

29 或有負債

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
(a) 為一承資公司作出擔保以取銀行信貸	**10,393**	8,675	**–**	–

預計上述來自日常業務的銀行擔保及其他擔保不會產生重大負債。

(b) 本集團接獲稅務局有關一九九八／九九課稅年度、一九九九／二零零零課稅年度及二零零零／零一課稅年度就本集團在海外進行的節目發行及分銷業務的溢利發出保障性利得稅評稅通知書，而本集團已提出反對。在評稅總額中，本集團由於購買儲稅券而獲稅務局有條件批准就一九九八／九九課稅年度、一九九九／二零零零課稅年度及二零零零／零一課稅年度分別暫緩繳付評稅款額港幣23,990,000元、港幣23,561,000元及港幣20,205,000元，另獲無條件批准就一九九八／九九課稅年度、一九九九／二零零零課稅年度及二零零零／零一課稅年度(經修訂)分別暫緩繳付餘下評稅款額港幣74,287,000元、港幣75,015,000元及港幣65,819,000元。二零零一／零二課稅年度的利得稅補加評稅通知書預期於二零零八年三月三十一日前發出。

本集團已就該等補加評稅提出反對。本集團認為反對理由充分，決定據理力爭。因此，本集團認為毋須為稅項撥備額外作出準備。

30 承擔

(a) 資本承擔

購買物業、器材及設備的承擔數目如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
經批准惟未簽約	**1,046,897**	792,171	**874,573**	720,031
經簽約惟未撥備(附註)	**629,111**	28,461	**62,854**	25,236
	1,676,008	820,632	**937,427**	745,267

附註：

根據本公司一家全資附屬公司聯意製作股份有限公司(「聯意」)與八大電視股份有限公司(「八大電視」)於二零零七年十二月二十一日簽訂的協議，聯意已就購買台灣一項興建中物業支付新台幣259,800,000元(港幣62,482,000元)予八大電視作為預付款項，相當於總代價(新台幣2,598,000,000元)的10%。聯意承諾於八大電視達成若干條件後支付餘額新台幣2,338,200,000元(港幣562,337,000元)。

30 承擔(續)

(b) 承租人的經營租賃承擔

於二零零七年十二月三十一日，本集團根據不可撤銷的經營租賃而於未來須付的最少租賃總額如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
土地及樓宇				
一不超過一年	**29,097**	23,598	**4,345**	1,520
一超過一年但不超過五年	**52,009**	40,167	**5,740**	524
一超過五年	**5,218**	–	**–**	–
	86,324	63,765	**10,085**	2,044
器材及轉發器				
一不超過一年	**38,845**	35,503	**141**	331
一超過一年但不超過五年	**42,371**	68,490	**–**	141
一超過五年	**–**	1,096	**–**	–
	81,216	105,089	**141**	472
	167,540	168,854	**10,226**	2,516

本集團根據不可撤銷經營租賃協議租賃多座樓宇，以用作辦公室及錄影廠。該等租賃擁有不同年期、租金調升條款及續租權。

本集團亦根據不可撤銷經營租賃協議租賃多項器材及機器。

本年度損益表中支銷的租賃開支於附註21中披露。

(c) 出租人的經營租賃承擔

於二零零七年十二月三十一日，本集團根據不可撤銷經營租賃與承租人簽訂而於未來須付的最少租賃總額如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
土地及樓宇				
一不超過一年	**4,402**	6,238	**4,402**	6,238
一超過一年但不超過五年	**–**	4,419	**–**	4,419
	4,402	10,657	**4,402**	10,657

經營租賃付款是指本集團應收其聯營公司的租金。租賃乃經協商而租賃期固定為五年。

31 電視廣播牌照

本公司乃根據香港特別行政區政府發牌的條款經營，而該牌照有效期十二年直至二零一五年十一月三十日。此牌照需於二零零九年接受中期檢討。

32 重大有關連人士交易

(a) 與有關連人士的交易

以下為本年度本集團於其正常業務中與有關連人士進行重大交易的概要：

	附註	二零零七年 港幣千元	二零零六年 港幣千元
出售服務：			
聯營公司			
節目／頻道特許費	(i)	**203,417**	197,781
頻道包裝服務費	(i)	**1,800**	2,131
廣告收入	(i)	**316**	6,615
租金收入及相關開支	(i)	**6,376**	6,377
其他	(i)	**3,039**	3,259
其他有關連人士			
節目／頻道特許費	(ii)	**192,740**	143,928
廣告代理費	(ii)	**46,849**	40,305
管理費	(ii)	**33,735**	31,345
市場推廣及諮詢服務費	(ii)	**8,685**	–
設施服務費	(ii)	**2,743**	–
頻道特許費	(iii)	**1,170**	971
廣告收入	(iv)	**3,488**	5,569
廣告收入	(v)	**1,692**	–
廣告收入	(vi)	**1,200**	–
		507,250	438,281
購買服務：			
聯營公司			
放送及衛星訊號上傳服務	(i)	**(33,256)**	(36,207)
其他	(i)	**(6,268)**	(3,245)
其他有關連人士			
節目／頻道特許費	(vii)	**(1,538)**	(2,588)
供應及安裝發電機	(viii)	**(2,463)**	–
代理費	(ix)	**(239)**	(1,836)
影帶數碼維修	(x)	**(617)**	–
		(44,381)	(43,876)

32 重大有關連人士交易(續)

(a) 與有關連人士的交易(續)

附註:

(i) 此等費用是由本公司的聯營公司無綫收費電視支付/(收取)(附註4(a))。

(ii) 此等費用是由MEASAT Broadcast Network Systems Sdn. Bhd.支付。該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(iii) 此等費用是由All Asia Multimedia Networks FZ-LLC支付。該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(iv) 此等費用是由本公司董事的聯繫人士聲寶-樂聲(香港)有限公司支付。

(v) 此等費用是由其士國際集團有限公司支付,本公司一名董事亦為該公司的控股股東。

(vi) 此等費用是由East Asia Entertainment Ltd.支付,該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(vii) 此等費用是由Celestial Television Networks Ltd.收取,該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(viii) 此等費用是由其士(香港)有限公司收取。本公司一名董事亦為其士(香港)有限公司的控股公司的控股股東。

(ix) 此等費用是由Celestial Productions Limited收取,該公司為本公司多家非全資附屬公司的少數股東的聯繫人士。

(x) 此等費用是由邵氏兄弟(香港)有限公司收取。該公司為本公司的主要股東。

(b) 主要管理人員酬金

	二零零七年 港幣千元	二零零六年 港幣千元
薪金及其他短期僱員福利	**24,873**	24,385

32 重大有關連人士交易(續)

(c) 有關連人士結餘

	二零零七年 港幣千元	二零零六年 港幣千元
應收聯營公司款項(附註(i))	**349,499**	231,069
應收其他有關連人士款項(附註(ii))	**76,926**	63,865
	426,425	294,934
應付聯營公司款項	**4,627**	5,157
應付其他有關連人士款項	**2,881**	109
	7,508	5,266

附註:

(i) 本集團已於二零零七年十二月三十一日為應收聯營公司款項作出減值虧損撥備共港幣136,808,000元(二零零六年:港幣1,803,000元)(附註3(c))。

(ii) 於二零零七年十二月三十一日,由於過往年度的減值虧損港幣2,262,000元經已於二零零七年撇銷,因此並無就應收其他有關連人士款項作出減值虧損撥備(二零零六年:港幣2,262,000元)。

綜合財務報表附註

32 重大有關連人士交易(續)

(d) 貸款予有關連人士

	二零零七年 港幣千元	二零零六年 港幣千元
承資公司		
年初	**6,666**	6,712
收回貸款償還	**(4,209)**	--
利息收費	**324**	480
已收利息	**(324)**	(516)
匯兑差異	**733**	(10)
年終	**3,190**	6,666
聯營公司		
年初	**155,595**	144,069
墊付貸款	**50,000**	--
利息收費	**12,584**	11,526
已收利息	**(2,864)**	--
年終	**215,315**	155,595

承資公司的借款為無抵押、按加元最優惠利率加年息2%計算利息及無固定還款期。

貸款予聯營公司無綫收費電視合共港幣115,564,000元為無抵押貸款，按年息8%以複利計算利息。貸款連同應計利息須分別於二零零七年二月二十日及二零零八年二月二十日分兩期支付予本公司。然而，根據於二零零七年四月訂立的重組及按揭契據，無綫收費電視可延遲至二零零八年八月十八日或之前以一筆過方式償還其負債(包括本金金額及截至二零零七年二月十九日的累計利息)港幣157,224,000元及其後該負債的所有累計利息。無綫收費電視同意支付按三個月香港銀行同業拆息加1%計算利息，而該負債部分是以資產作抵押，其帳面淨值於二零零七年十二月三十一日為港幣32,414,000元。

於二零零七年三月十二日，向聯營公司無綫收費電視控股提供無抵押貸款港幣50,000,000元，按香港上海滙豐銀行有限公司所報的最優惠借貸利率加年息1.5%計算利息，並將於二零零九年二月二十八日悉數償還。

33 綜合財務報表的批准

此綜合財務報表已於二零零八年三月二十六日經董事局批准。

34 附屬公司

名稱	註冊成立地點及法定實體類別	發行及全數繳足普通股股本	優先股股本	所持股權百分比 本集團	本公司	主要業務
# iTVB Holdings Limited	英屬處女群島，有限責任公司	港元10,000	–	100	100	投資控股
# Jade Animation International Limited	百慕達，有限責任公司	美元12,000	–	100	100	暫停營業
勁佳有限公司	香港，有限責任公司	港元2	–	100	100	投資控股
# OHE Facilities Limited	百慕達，有限責任公司	美元20,000	–	100	100	暫停營業
* 港视多媒体广告(广州)有限公司	中華人民共和國，有限責任公司	港元500,000	–	100	100	提供廣告設計、製作及展覽的代理服務
# 無綫電視歡樂之家有限公司	香港，有限責任公司	港元1	–	100	100	未有營業
TVB Investment Limited	百慕達，有限責任公司	美元20,000	–	100	100	投資控股
正視音樂有限公司	香港，有限責任公司	港元1	–	100	100	音樂作品製作、出版及發行
# TVB Satellite TV Holdings Limited	百慕達，有限責任公司	美元12,000	–	100	100	投資控股
電視廣播(國際)有限公司	香港，有限責任公司	港元2,000,000	–	100	100	投資控股及節目發行
TVBO Production Limited	百慕達，有限責任公司	美元12,000	–	100	100	片主及節目發行
* 广东彩星坊演艺咨询服务有限公司	中華人民共和國，有限責任公司	人民幣10,000,000	–	100	100	為藝人提供諮詢、管理及代理服務
藝衡有限公司	香港，有限責任公司	港元10,000	–	73.68	–	影片發行及分銷

34 附屬公司(續)

名稱	註冊成立地點及法定實體類別	發行及全數繳足 普通股股本	發行及全數繳足 優先股股本	所持股權百分比 本集團	所持股權百分比 本公司	主要業務
Capital Empire Limited	英屬處女群島，有限責任公司	美元1,000	–	100	–	片主及節目發行
CC Decoders Ltd.	英國，有限責任公司	英鎊2	–	100	–	提供解碼器材
# Condor Entertainment B.V.	荷蘭，有限責任公司	歐羅18,400	–	100	–	投資控股
東方彩視股份有限公司	台灣，有限責任公司	新台幣10,000,000	–	100	–	投資控股
# Extra Profit Holdings Limited	英屬處女群島，有限責任公司	港元1	–	100	–	投資控股
# Fairwork Group Limited	英屬處女群島，有限責任公司	美元1,000	–	100	–	投資控股
# Golden Star Video Library Sdn. Bhd.	馬來西亞，有限責任公司	馬幣10,000	–	51	–	暫停營業
英特發股份有限公司	台灣，有限責任公司	新台幣199,800,000	–	92.51	–	出版雜誌
# iTVB Limited	英屬處女群島，有限責任公司	港元10,000	–	100	–	投資控股
翡翠動畫有限公司	香港，有限責任公司	港元2	–	100	–	暫停營業
翡翠動畫製作有限公司	香港，有限責任公司	港元500,000	–	100	–	暫停營業
Jade Multimedia International Limited	百慕達，有限責任公司	美元12,000	–	100	–	動畫投資、發行及分銷
聯意製作股份有限公司	台灣，有限責任公司	新台幣880,000,000	–	100	–	電視節目製作、錄影廠租賃及廣告
* Oriental Home Entertainment Inc.	加拿大，有限責任公司	加元100	–	100	–	節目發行及分銷
Peony Holding N.V.	荷屬安地列斯群島，有限責任公司	美元100	美元6,000	100	–	投資控股

34 附屬公司(續)

名稱	註冊成立地點及法定實體類別	發行及全數繳足普通股股本	發行及全數繳足優先股股本	所持股權百分比本集團	所持股權百分比本公司	主要業務
# Request Investments Limited	英屬處女群島，有限責任公司	港元1	–	100	–	未有營業
# 時代華人電視有限公司	香港，有限責任公司	港元4	–	100	–	暫停營業
The Chinese Channel Limited	英國，有限責任公司	英鎊1,111	–	100	–	提供節目製作的有關服務
The Chinese Channel (France) SAS	法國，有限責任公司	歐羅37,000	–	100	–	提供衛星及收費電視節目
# The Chinese Channel (Holdings) Limited	開曼群島，有限責任公司	英鎊89,640	–	100	–	投資控股
# Toysters Animation International Ltd.	英屬處女群島，有限責任公司	美元1,000	–	55	–	暫停營業
TVB (Australia) Pty. Ltd.	澳洲，有限責任公司	澳元5,500,000	–	100	–	提供衛星及收費電視節目
電視廣播制作資源有限公司	香港，有限責任公司	港元10,000	–	100	–	提供節目製作的有關服務
* TVB Holdings (USA) Inc.	美國，有限責任公司	美元6,010,000	–	100	–	投資控股及節目發行及分銷
# TVB International Limited	香港，有限責任公司	港元10,000	–	100	–	暫停營業
TVB澳門有限公司	澳門，有限責任公司	澳門元25,000	–	100	–	提供節目製作的有關服務
# TVB (Overseas) Limited	百慕達，有限責任公司	美元12,000	–	100	–	暫停營業
電視廣播出版有限公司	香港，有限責任公司	港元20,000,000	–	73.68	–	出版雜誌
§ 電視廣播出版(控股)有限公司	香港，有限責任公司	港元8,550,000	–	73.68	–	投資控股

34 附屬公司(續)

名稱	註冊成立地點及法定實體類別	發行及全數繳足普通股股本	發行及全數繳足優先股股本	所持股權百分比本集團	所持股權百分比本公司	主要業務
電視廣播(衛星)有限公司	香港,有限責任公司	港元2	–	100	–	提供節目編排及頻道服務
* TVB Satellite Platform, Inc.	美國,有限責任公司	美元3,000,000	–	100	–	提供衛星及收費電視節目
TVB Satellite TV Entertainment Limited	百慕達,有限責任公司	美元12,000	–	100	–	提供衛星及收費電視節目
電視廣播衛星電視(香港)有限公司	香港,有限責任公司	港元2	–	100	–	提供收費電視節目
# TVB (Shanghai Holdings) Limited	英屬處女群島,有限責任公司	美元1	–	100	–	未有營業
TVB (UK) Limited	英國,有限責任公司	英鎊2	–	100	–	投資控股
* TVB (USA) Inc.	美國,有限責任公司	美元10,000	–	100	–	提供衛星及收費電視節目
TVB Video (UK) Limited	英國,有限責任公司	英鎊1,000	–	100	–	節目發行
電視廣播互聯網有限公司	香港,有限責任公司	港元 2	–	100	–	互聯網入門網站
TVBO Facilities Limited	百慕達,有限責任公司	美元12,000	–	100	–	提供節目製作的有關服務
# Zennora Group Limited	英屬處女群島,有限責任公司	美元1,000	–	100	–	投資控股

所有附屬公司均無發行借貸資本。除TVBO Facilities Limited及TVBO Production Limited是於世界各地經營外,其餘所有附屬公司的註冊地點即其主要經營地區。

* 該等附屬公司帳目非由羅兵咸永道會計師事務所核數,而其對本集團的業績沒有重大影響。

該等附屬公司帳目未經核數。

§ 於二零零一年十一月三十日,電視廣播出版(控股)有限公司以未繳股款股份方式以每股港幣8.60元發行總共9,000,000股普通股(每股面值為港幣0.10元)予其少數股東,此等股份在繳足股款前不會擁有任何投票權及股息的權利。於二零零三年,4,500,000股普通股的股款經已繳足,而其餘的4,500,000股普通股的股款於二零零七年十二月三十一日仍未繳付。

Television Broadcasts Limited
電視廣播有限公司

TVB CITY, 77 CHUN CHOI STREET
TSEUNG KWAN O INDUSTRIAL ESTATE
KOWLOON, HONG KONG

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 00511

NOTICE OF ANNUAL GENERAL MEETING AND ELECTION AND RE-ELECTION OF DIRECTORS AND AMENDMENTS TO ARTICLES OF ASSOCIATION

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at The Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 28 May 2008 at 11:00 a.m. for the following purposes:

ORDINARY BUSINESS

(1) To receive and adopt the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007;

(2) To declare a final dividend for the year ended 31 December 2007;

(3) To elect Director;

(4) To re-elect retiring Directors;

(5) To approve an increase in Director's fee; and

(6) To re-appoint Auditors and authorise Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following resolution as Special Resolution:

(7) "**THAT** the Company's Articles of Association be amended as follows:

(a) Article 98 shall be deleted in its entirely and be replaced and substituted with the following:

"Every Director and principal officer of the Company shall on or before his appointment, and during his employment if and when requested by the Board of Directors so to do, furnish to the Company such information regarding his nationality, residence, business and other occupations, employment or appointments by any other person or persons, firm, company or organisation and all such other information as the Company may deem necessary or requisite in order to determine whether or not such Director or officer is a disqualified person within the meaning of Section 2(1) of the Broadcasting Ordinance and/or whether by reason of his holding office in the Company, the Company would be in contravention of the provisions of the Broadcasting Ordinance and shall further notify the Company in writing as soon as he is aware of any change in such information."

(b) Article 107(H)(i) shall be deleted in its entirety and be replaced and substituted with the following:

"(i) any Proposal for the giving by the Company of any security or indemnity to the Director or his associates in respect of money lent or obligation undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;"

(c) Article 109 shall be deleted in its entirety and be replaced and substituted with the following:

"Without prejudice to the powers of the Company under Article 108, the Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or (subject to the provisions of the Ordinance) as an additional Director but so that the number of Directors so appointed shall not exceed the maximum number (if any) determined from time to time in accordance with Article 97. Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

(d) Article 114 shall be deleted in its entirety and be replaced and substituted with the following:

"(A) Subject to paragraph (D) of this Articles, at each annual general meeting one-third of the Directors for the time being, or if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation. A retiring Director shall be eligible for re-election. The Company at the general meeting at which a Director retires may fill the vacated office.

(B) The Directors to retire by rotation shall be those who have been longest in office since their last re-election or appointment and so that, as between persons who became or were last re-elected Directors on the same day. those to retire shall (unless they otherwise agree among themselves) be determined by lot.

(C) A retirement under this Article shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost, and, accordingly, a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

(D) No Director holding office as Chairman under Article 116 shall be subject to retirement by rotation or be taken into account in determining the Director (or the number thereof) to retire."

To consider and, if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

(8) "**THAT**:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise Directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (9), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if Directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by Directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong."

(9) "**THAT**:

(a) subject to paragraph (b) below, the exercise by Directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution."

(10) "**THAT** Directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (8) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of Resolution (8)."

(11) "**THAT** the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2008, be and is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days."

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 18 April 2008

NOTES:

Proxy Information

1. A shareholder entitled to attend and vote at the annual general meeting to be held on 28 May 2008 ("Annual General Meeting") convened by the Notice of Annual General Meeting is entitled to appoint up to two proxies to attend and vote in his stead. A proxy needs not be a member of the Company.

2. A form of proxy for the Annual General Meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.

Dividends

3. The Board has recommended a final dividend of HK$1.50 per share for 438,000,000 shares of the Company in issue in respect of the year ended 31 December 2007 payable to shareholders who are on the Register of Members on 28 May 2008. The final dividend, which is payable on or around 5 June 2008, is subject to shareholders' approval at the Annual General Meeting.

4. The Register of Members of the Company will be closed from 7 May 2008 to 28 May 2008, both dates inclusive, during which period the registration of transfers of shares will be suspended. To rank for the proposed final dividend, all transfer documents must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration not later than 4:30 p.m. on 6 May 2008.

5. The 21-day book close period from 7 May 2008 to 28 May 2008 is set to allow sufficient time for members of the Company to complete and return the declaration of voting controllers as required under the provisions of the Broadcasting Ordinance.

Directors

6. In relation to agenda item No. (3) in the Notice of Annual General Meeting regarding election of Director, Mr. Gordon Siu Kwing Chue, who was appointed by the Board as Independent Non-executive Director on 10 July 2007, is to hold office until the Annual General Meeting pursuant to Article 109 of the Company's Articles of Association ("Articles") and, being eligible, offers himself for election by shareholders.

7. In relation to agenda item No. (4) in the Notice of Annual General Meeting regarding re-election of retiring Directors, Dr. Chow Yei Ching, Mr. Chien Lee and Mr. Kevin Lo Chung Ping* shall retire at the Annual General Meeting by rotation pursuant to Article 114(A) of the Articles and, being eligible, offer themselves for re-election. The re-election of the retiring Directors will be individually voted on by shareholders.

8. The biographical details of each of the Directors who stand for election and re-election at the Annual General Meeting, as at 8 April 2008, being the latest practicable date prior to the release of the Notice of Annual General Meeting ("Latest Practicable Date"), are set out below to enable shareholders to make an informed decision on their election or re-election.

   Save for the information set out in this paragraph and in paragraphs 6, 7, 9, 10 and 11, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and there are no other matters that need to be brought to the attention of shareholders in respect of Directors who stand for election or re-election at the Annual General Meeting.

8.1 Mr. Gordon Siu Kwing Chue, *G.B.S., J.P.* (aged 62)

Mr. Siu was appointed an Independent Non-executive Director of the Company in July 2007. He is the chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is also an independent non-executive director of Transport International Holdings Limited and China Resources Enterprise, Limited which are listed on the Hong Kong Stock Exchange. He joined the Civil Service in 1966, rose to the rank of Secretary, Government Secretariat in 1993 and retired from the Service in 2002 with a service of over 36 years. Save as disclosed above, Mr. Siu did not hold any directorships in other listed public companies in the past three years.

Mr. Siu does not have any financial and family relationships with any other directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 5 July 2007, Mr. Siu consented to act as an Independent Non-executive Director of the Company for a fixed term commencing from 10 July 2007 until the next annual general meeting of the Company, that is, the Annual General Meeting to be held on 28 May 2008. He shall retire and be eligible to stand for election at the Annual General Meeting pursuant to Article 109 the Articles.

8.2 Dr. Chow Yei Ching, *G.B.S.* (aged 72)

Dr. Chow was appointed a Non-executive Director of the Company in June 2000. He is the founder and chairman of Chevalier Group, which consists of two listed companies on the Hong Kong Stock Exchange – Chevalier International Holdings Limited and Chevalier Pacific Holdings Limited. He is also an independent non-executive director of Shaw Brothers (Hong Kong) Limited, Van Shung Chong Holdings Limited, and Towngas China Company Limited, all of which are listed on the Hong Kong Stock Exchange. He was appointed The Honorary Consul of The Kingdom of Bahrain in Hong Kong and a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai. Save as disclosed above, Dr. Chow did not hold any directorships in other listed public companies in the past three years.

Dr. Chow is an independent non-executive director of Shaw Brothers (Hong Kong) Limited which is a substantial shareholder of the Company. Save for the aforesaid, he has no other financial and family relationships with any directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 15 December 2005, Dr. Chow consented to continue to act as a Non-Executive Director of the Company for a fixed term commencing from 25 May 2005 until the annual general meeting of the Company to be held in 2008 and is subject to retirement by rotation at the annual general meetings of the Company in accordance with the Articles.

8.3 Mr. Chien Lee (aged 54)

Mr. Chien Lee ("Mr. Lee") was appointed an Independent Non-executive Director of the Company in March 2005. He is the chairman of the Remuneration Committee and a member of the Audit Committee of the Company. Mr. Lee is a private investor and is a non-executive director of Hysan Development Company Limited and Swire Pacific Limited, both listed on the Hong Kong Stock Exchange. He is also a Council Member of The Chinese University of Hong Kong and The Hong Kong Institute of Education. He received a Bachelor of Science Degree in Mathematical Sciences, a Master of Science Degree in Operations Research (1975) and an MBA Degree (1979) from Stanford University, California, U.S.A. Save as disclosed above, Mr. Lee did not hold any directorships in other listed public companies in the past 3 years.

Mr. Lee is the nephew of Mrs. Christina Lee Look Ngan Kwan, who is a Non-executive Director and a member of the Executive Committee of the Company. Mr. Lee is a cousin of Mr. Anthony Lee Hsien Pin, an alternate Director of the Company. Save for the aforesaid, he has no other financial or family relationships with any other directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 15 December 2005, Mr. Lee consented to continue to act as an Independent Non-executive Director of the Company for a fixed term commencing from 25 May 2005 until the annual general meeting of the Company to be held in 2008 and is subject to retirement by rotation at the annual general meetings of the Company in accordance with the Articles.

8.4 Mr. Kevin Lo Chung Ping (aged 71)

Mr. Lo was first appointed Director of the Company in 1977. He is a Non-executive Director and a member of the Executive Committee of the Company. He joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He is also an executive director of Gold Peak Industries (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. Save as disclosed above, Mr. Lo did not hold any directorships in other listed public companies in the past three years.

Mr. Lo does not have any financial or family relationships with any other directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 24 May 2006, Mr. Lo consented to continue to act as a Non-executive Director of the Company for a fixed term commencing from 24 May 2006 until the annual general meeting of the Company to be held in 2009 and is subject to retirement by rotation at the annual general meetings of the Company in accordance with the Articles.

* *In determining the Directors to retire by rotation at the Annual General Meeting, it was agreed by Mr. Kevin Lo Chung Ping, who is one of the longest Directors in office since his last re-election (Dr. Li Dak Sum was also re-elected on the same date), that he shall retire and being eligible, offer himself for re-election at the Annual General Meeting.*

9. As at the Latest Practicable Date, with the exception of Dr. Chow and Mr. Lee, all the other Directors who stand for election and re-election at the Annual General Meeting have no interests in the shares of the Company.

	No. of ordinary shares of HK$0.05 each				
	Personal interests	**Family interests**	**Corporate interests**	**Total interests**	**Percentage of issued capital (%)**
Chow Yei Ching	100,000	–	–	100,000	0.02%
Chien Lee	400,000	–	–	400,000	0.09%

All the interests held by Dr. Chow and Mr. Lee stated above represent long positions.

10. The Directors shall be entitled to Director's remuneration as recommended by the Remuneration Committee of the Company and determined by the Board and, if required, approved by Shareholders in general meeting. The Director's remuneration shall be determined by reference to their duties and responsibilities in the Group as well as the overall performance of the Company and the Group and the prevailing market situation.

Pursuant to shareholders' approval at the annual general meeting of the Company held on 24 May 2006, a Director's fee of HK$75,000 per annum was fixed. The aforesaid Director's fee does not include any additional fees payable to Directors serving on the Board Committees, which have been approved by the Board at its meeting on 22 March 2006 pursuant to Article 101 of the Articles, are set out below:

Committee	**Fee (HK$ per annum) Effective from 1 July 2006**
Executive Committee	
Chairman	–
Member	75,000
Audit Committee	
Chairman	140,000
Member	50,000
Remuneration Committee	
Chairman	40,000
Member	30,000

Director(s) appointed during the year shall be entitled to Director's fee and other additional fees payable to Directors serving on the Board Committees to be paid on a pro rata basis by reference to his length of services in the Company for the year.

The fees paid during the year ended 31 December 2007 to the Directors who stand for election and re-election at the Annual General Meeting are set out below:

	Director *HK$*	**Member of Executive Committee** *HK$*	**Member of Audit Committee** *HK$*	**Member of Remuneration Committee** *HK$*
Gordon Siu Kwing Chue	35,959	–	23,973	–
Chow Yei Ching	75,000	–	–	–
Chien Lee	75,000	–	50,000	40,000*
Kevin Lo Chung Ping	75,000	75,000	–	–

* *Fee paid to Mr. Lee as the Chairman of the Remuneration Committee for the year.*

Increase in Directors' fee

11. In relation to agenda item No. (5), it was recommended to consider an increase in the Director's fee from HK$75,000 per annum to HK$100,000 per annum to be effective from 1 July 2008 to align with the prevailing market rate.

Amendments to Articles of Association

12. In relation to agenda item No. (7), and further to a review of the Articles, it is proposed that certain provisions in the Articles should be amended to bring them in line with the prevailing Listing Rules and the Broadcasting Ordinance.

General Mandates to Issue and Repurchase Shares

13. In relation to agenda Item (8), the purpose of this resolution is to give a General Mandate to authorise the Directors to issue additional shares.

14. In relation to agenda Item (9), the purpose of this resolution is to give a General Mandate to authorise the Directors to repurchase issued shares.

15. In relation to agenda Item (10), the purpose of this resolution is to extend the authority given under Resolution (8) to shares repurchased under the authority given in Resolution (9).

Right to Demand a Poll

16. Pursuant to Article 73 of the Articles, a resolution put to the vote of the meeting shall be decided on a show of hands, but a poll may be demanded

(A) (before or on the declaration of the result of the show of hands or the withdrawal of any other demand for a poll) by:

(i) the Chairman; or

(ii) at least three Members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(iv) by a Member or Members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(B) (before, at or during the general meeting) a poll is directed orally or by notice in writing by the Broadcasting Authority to be conducted upon any resolution put or to be put to the general meeting pursuant to Section 19(3) of Schedule 1 to the Broadcasting Ordinance.

17. Pursuant to Article 73 of the Articles, the Chairman will demand a poll on each of the resolutions to be put to the forthcoming general meeting. The results of the poll will be published to the public in accordance with the prevailing Listing Rules on the websites of the Company and the Hong Kong Stock Exchange.

As at the date of this document, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M. (Executive Chairman)*
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina LEE LOOK Ngan Kwan)*

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 00511

Board of Directors:
Sir Run Run Shaw, *G.B.M. – Executive Chairman*
Dr. Norman Leung Nai Pang, *G.B.S., LL.D., J.P. – Executive Deputy Chairman*
Mona Fong – *Deputy Chairperson and Acting Managing Director*
Dr. Chow Yei Ching, *G.B.S.**
Christina Lee Look Ngan Kwan*
Kevin Lo Chung Ping*
Edward Cheng Wai Sun, *S.B.S., J.P.***
Chien Lee**
Dr. Li Dak Sum, *DSSc. (Hon.), J.P.***
Gordon Siu Kwing Chue, *G.B.S., J.P.***
Anthony Lee Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O
Industrial Estate
Kowloon
Hong Kong

18 April 2008

To Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT REGARDING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

Introduction

This explanatory statement ("Explanatory Statement") and the appendix contain all the information required pursuant to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to enable shareholders of the Company to make an informed decision on whether to vote for or against ordinary resolutions to (i) renew the Directors' general mandate to repurchase Ordinary Shares of HK$0.05 each in the capital of the Company ("Shares"); (ii) renew the Directors' general mandate to issue Shares; and special resolution to (iii) amend the Company's Articles of Association. The respective ordinary and special resolutions will be proposed at the annual general meeting of the Company to be held on 28 May 2008 ("Annual General Meeting").

General mandate to repurchase Shares

At the annual general meeting of the Company held on 30 May 2007, a general mandate ("Existing Repurchase Mandate") was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares with an aggregate nominal amount of up to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the resolution. Under the Listing Rules, the Existing Repurchase Mandate will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will be proposed at the Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase Shares ("Share Repurchase Mandate") not exceeding 10 per cent of the issued share capital of the Company at the date of passing such ordinary resolution.

General mandate to issue Shares

At the annual general meeting of the Company held on 30 May 2007, a general mandate ("Existing Issue Mandate") was given by the Company to the Directors to exercise the powers of the Company to allot, issue and deal with Shares not exceeding 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution and such general mandate was extended by adding to it the aggregate nominal amount of any Shares repurchased by the Company under the authority to repurchase Shares granted on that date. Under the Listing Rules, the Existing Issue Mandate to allot, issue and deal with Shares will also lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will be proposed at the Annual General Meeting to grant to the Directors a general mandate to allot, issue and deal with Shares ("Share Issue Mandate") not exceeding 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution and to approve an extension of the Share Issue Mandate by adding to it the aggregate nominal amount of any Shares repurchased by the Company under the authority to repurchase Shares granted on the Annual General Meeting.

Amendments to Articles of Association

The Company's Articles of Association adopted by Special Resolution passed on 19 May 2004 has been reviewed recently. It is recommended that certain provisions in the Articles should be amended to bring them in line with the prevailing Listing Rules and the Broadcasting Ordinance.

The full text of the proposed amendments to the Company's Articles of Association is set out in the Notice of Annual General Meeting.

Shareholders are advised that the Company's Articles of Association are available only in English and the Chinese translation of the amendments to the Company's Articles of Association provided in the Notice of Annual general Meeting is for reference only. In case of any inconsistency, the English version shall prevail. A copy of the Company's Articles of Association is available for inspection at the registered office of the Company at TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong during normal business hours on any business day up to and including the date of Annual General Meeting.

Recommendations

The Directors believe that the proposed granting of the Share Repurchase Mandate and the Share Issue Mandate; and amendments to the Company's Articles of Association are in the best interests of the Company as well as its shareholders. Accordingly, the Directors recommend that all shareholders of the Company should vote in favour of all the resolutions set out in the Notice of Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Run Run Shaw
Executive Chairman

APPENDIX

The Explanatory Statement set out below contains the information required to be sent to the shareholders under Rule 10.06(1)(b) of the Listing Rules. This Explanatory Statement also constitutes the memorandum of the terms of the proposed repurchases as required under section 49BA of the Companies Ordinance. The Explanatory Statement also set out the reasons for the proposed amendments to the Company's Articles of Association.

Repurchase of Shares

1. Listing Rules requirement for repurchase of Shares

The Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to repurchase their shares on the Hong Kong Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholder approval

All proposed share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

Such authority may only continue in force during the period from the passing of the resolution until the next annual general meeting of that company or the expiration of the period within which the next annual general meeting of that company is required by the memorandum and articles of association of that company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the shareholders of that company in general meeting, whichever is the earliest.

(b) Maximum number of shares to be repurchased and subsequent issues

A maximum of 10 per cent of the fully-paid issued share capital of a company at the date of passing of the relevant resolution may be repurchased on the Stock Exchange. A company may not issue or announce a proposed issue of new shares for a period of 30 days immediately following a shares repurchase (other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange.

2. Number of Shares subject to the Repurchase Mandate

As at 8 April 2008, being the latest practicable date prior to the printing of this Explanatory Statement ("Latest Practicable Date"), the issued share capital of the Company comprised 438,000,000 shares of HK$0.05 each. If the ordinary resolution authorising the Directors of the Company to repurchase its own shares ("Repurchase Mandate") is passed at the Annual General Meeting of the Company to be held on 28 May 2008, and assuming that no shares in the Company are issued or repurchased prior to the date of passing the said resolution, up to 43,800,000 fully paid-up shares representing 10 per cent of the existing issued share capital of the Company may be repurchased by the Company during the period from the date of the passing of the resolution up to the conclusion of the next annual general meeting. The shares to be repurchased by the Company must be fully paid up.

3. Source of funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the memorandum and articles of association of the Company and the Companies Ordinance of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the Company's available cash flow or working capital facilities.

4. Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from the shareholders to enable the Company to repurchase its own shares in the market at any appropriate time. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

5. Financial effect of repurchases

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the funding requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, on the basis of the consolidated financial position of the Company as at 31 December 2007 (being the date to which the latest published audited financial statements of the Company have been made up), there might be a material adverse impact on the funding or gearing position of the Company in the event that the Repurchase Mandate is exercised in full.

6. Connected Persons and Directors' Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate set out in the Notice of Annual General Meeting in accordance with the Listing Rules and the Companies Ordinance of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have any present intention to sell any of the Company's shares to the Company or its subsidiaries if the Repurchase Mandate is approved and exercised.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell any of the Company's shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

7. Hong Kong Code on Takeovers and Mergers

If, as the result of a repurchase of the Company's shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder, or a group of shareholders acting in concert, could, depending on the level of increase of shareholders' interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. As at the Latest Practicable Date, Shaw Brothers (Hong Kong) Limited and associated parties held a total of 142,320,828 shares in the Company, representing approximately 32.49 per cent of the existing issued share capital of the Company. If the Directors were to exercise the Repurchase Mandate in full, such shares would represent approximately 36.10 per cent of the issued share capital of the Company, and an obligation to make a general offer to shareholders may arise as a result. It is not the present intention of the Directors to exercise the Repurchase Mandate in such manner as to trigger off any general offer obligations.

Directors of the Company have no intention to exercise the Repurchase Mandate to such an extent which shall result in the level of shareholdings in the Company held in the hands of the public falling below the minimum prescribed percentage of 25% laid down in Rule 8.08 of the Listing Rules.

8. Share repurchases made by the Company

The Company has not repurchased its own shares (whether on the Hong Kong Stock Exchange or otherwise) in the past six months preceding the date of this Explanatory Statement.

9. Share Prices

The highest and lowest prices at which the Company's shares were traded on the Hong Kong Stock Exchange in each of the 12 months prior to the Latest Practicable Date were as follows:

	Month	Highest (HK$)	Lowest (HK$)
2007	April	54.10	48.50
	May	57.90	51.00
	June	57.00	52.05
	July	59.90	53.35
	August	53.95	44.25
	September	48.70	44.85
	October	53.00	46.45
	November	50.45	40.10
	December	48.05	44.00
2008	January	48.20	40.60
	February	46.15	40.80
	March	45.40	40.55
	April (up to the Latest Practicable Date)	43.10	41.80

Amendments to Articles of Association

The Company's Articles of Association of the Company adopted by Special Resolution passed on 19 May 2004 has been reviewed recently. It is recommended that certain provisions in the Company's Articles of Association should be amended for the following reasons:

1. The current Article 98 requires Director and principal officer of the Company to furnish to the Company such information as the Company may deem necessary to determine whether or not such Director or officer is a disqualified person under the Broadcasting Ordinance and to notify the Company of any change in such information as soon as reasonable after such change occurs. As the Broadcasting Ordinance requires the Company to seek the prior approval of the Chief Executive in Council before a director or principal officer of the Company becomes a disqualified person, it is recommended to change the existing Article 98 to the effect that a Director or officer should notify the Company in writing of any change of his status as soon as he is aware of any change in such information so that the Company can make the necessary application to the Chief Executive in Council in time.

2. The current Article 107(H)(i) requires a Director shall not vote on any resolution in which he or any of its associates is materially interested except where such resolution relates to the giving by the Company of any security or indemnity to the Director or his associates in respect of money lent or obligation undertaken by him at the request of or for the benefit "of the Company or any company in which the Company has interest". It is recommended that the existing wordings should be changed to "of the Company or any of its subsidiaries" which would be in conformity with Note 1(1) of Appendix 3 of the Listing Rules.

3. The current Article 109 requires that any Director appointed by the Board to fill a casual vacancy or as an additional Director shall hold office until the next following annual general meeting of the Company. It is recommended that the underlined word "annual" be deleted so that shareholders' approval of such appointment can be obtained at the next following general meeting (Code on Corporate Governance Practices A4.2).

4. The current Article 114(A) does not fully comply with the Listing Rules requirement that a Director should be subject to retirement by rotation at least once every three years (Code on Corporate Governance Practices A4.2). In other words, at least one-third of the Directors shall retire from office by rotation at each annual general meeting. Amendment is recommended to correct this provision. Nevertheless, the provision for the Chairman not being subject to retirement by rotation will remain unchanged. Consequential amendments are also made to Article 114(B).

The notice convening the Annual General Meeting of the Company to be held at The Harbour Room, Mezzanine Floor, Kowloon Shangri-la Hotel, Tsim Sha Tsui East, Kowloon on Wednesday, 28 May 2008 at 11:00 a.m. is enclosed with this Explanatory Statement, which is dispatched to shareholders together with the 2007 Annual Report of the Company on 18 April 2008. Such documents are also available on the websites of the Company at www.tvb.com and Hong Kong Exchanges and Clearing Limited at www.hkexnews.com.hk respectively.

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號：00511

股東周年大會通告
及
選舉及重選董事
及
修訂組織章程細則

茲通告本公司將於二〇〇八年五月二十八日(星期三)上午十一時假香港九龍尖沙咀東部九龍香格里拉酒店閣樓海景廳召開股東周年大會，議程如下：－

普通事項

(1) 省覽及接納截至二〇〇七年十二月三十一日止年度本公司之經審核財務報表、董事局及核數師報告書；

(2) 宣派截至二〇〇七年十二月三十一日止年度之末期股息；

(3) 選舉董事；

(4) 重選退任董事；

(5) 批准增加董事袍金；及

(6) 續聘核數師，並授權董事局釐定其酬金。

特別事項

考慮並酌情通過下列決議案(或經修訂之決議案)為特別決議案：

(7) 「**動議**修訂本公司的組織章程細則如下：

(a) 刪除章程細則第98條全文，並以下文取代：

「本公司各董事及主要人員須於獲委任時或之前及任職期間，在董事局要求下向本公司提供有關其國籍、住所、業務及獲其他人士或該等人士、商號、公司或組織所提供之其他職位、僱用或委任的情況及本公司可能視為需要及必要的所有其他資料，以供本公司釐定該名董事或人員是否屬於廣播條例第2(1)條所界定的不符合持牌資格人士及／或本公司會否因委任該名人士而違反廣播條例的規定，而該名人士須於知悉有關資料變動時盡快書面通知本公司。」

(b) 刪除章程細則第107(H)(i)條全文，並以下文取代：

「(i) 本公司就董事或其聯繫人士應本公司或其任何附屬公司的要求或為本公司或其任何附屬公司的利益而借入的款項或所承擔的責任向該董事或其聯繫人士作出的任何抵押或彌償保證提出的任何建議；」

(c) 刪除章程細則第109條全文，並以下文取代：

「在不影響本公司根據章程細則第108條的權力下，董事局有權不時及於任何時間委任任何人士出任董事，以填補臨時空缺或(受限於該條例的條文)委任額外董事，惟如此受委任之董事人數不得超過根據章程細則第97條不時訂定之最高人數上限(如有)。上述被委任的董事僅任職至本公司下次舉行的股東大會為止，惟隨即將合符資格於大會上接受選舉，但當議定於該大會上輪流退任之董事人選時及董事人數時，該董事將不會被計入考慮之列。」

(d) 刪除章程細則第114條全文，並以下文取代：

「(A) 受本章程細則(D)段的規限下，於每屆股東周年大會上，按當時在任董事人數計三份之一(或倘董事人數並非三的倍數，則取最接近但不少於三份之一的數目)應輪流退任。惟退任董事將符合資格膺選連任。本公司可於股東大會上填補董事退任後的空缺。

(B) 輪流退任的董事須是自彼等最近一次重選或委任後任期最長的董事，惟倘於同一天有多名人士成為或獲重選連任為董事時，除非彼此之間另行協定，否則須以抽籤決定彼等當中須退任的人選。

(C) 根據本章程細則規定退任的董事將於大會結束後生效，除通過決議案選舉其他人士取代退任董事，或其重選的決議案提呈大會但不獲通過外，據此，獲重選或被視作已獲重選的退任董事，其任期將繼續且無間斷。

(D) 根據章程細則第116條規定擔任主席的董事將毋須輪流退任，或於議定董事退任人選(或人數)時，亦不會被計入考慮之列。」

考慮並酌情通過下列決議案(或經修訂之決議案)為普通決議案：

(8) 「**動議**：

(a) 在下文(c)段之規限下以及取代一切以往之授權，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力，以配發、發行及處理本公司股本中之未發行股份，以及作出或授予可能需要行使該等權力之售股建議、協議、購股期權及其他權利，或發行證券；

(b) 上文(a)段之批准將授權本公司董事局於有關期間內，作出或授予可能需要於有關期間結束後行使該等權力之售股建議、協議、購股期權及其他權利，以及發行證券；

(c) 本公司董事局依據上文(a)段之批准配發或同意有條件或無條件配發或發行(不論是否依據購股期權或以其他方式而配發或發行)之股本面值總額，惟

不包括依據 (i)供股；或(ii)根據本公司章程細則就代替本公司之普通股(於此及下文決議案(9)所定義之普通股，下稱「股份」)之全部或部分股息之以股代息或類似安排而配發之股份，不得超過下述總額：

(i) 於本決議案通過當日本公司之已發行股本面值總額之10%；及

(ii) (若本公司董事局獲本公司股東於另一普通決議案所授權)於本決議案通過後，本公司所購回之本公司任何股本之面值(最高相等於在本決議案通過當日本公司之已發行股本面值總額之10%)，

而上述批准亦應受此限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 本公司章程細則或任何其他適用法律規定本公司須召開下屆股東周年大會之期限屆滿之日；及

(iii) 本公司之股東於股東周年大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日；及

「供股」指在本公司董事局所定之期間內，向股東名冊內於指定記錄日期所載之股份持有人(及如適用時，有權獲配售本公司其他證券之持有人)按當時其持有該等股份(或如適用時其他證券)之比例，提出配售本公司股份或配售有權認購股份之認股權證、購股期權或其他證券，惟本公司董事局有權就零碎股份或因在香港以外任何地區之任何法律限制或責任，或任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排。」

(9) 「**動議**：

(a) 在下文(b)段下之規限下，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力，於香港聯合交易所有限公司或經證券及期貨事務監察委員會及香港聯合交易所有限公司所認可，而本公司股份可能在其上市之任何其他證券交易所，購買股份；

(b) 本公司依據(a)段之批准，於有關期間內可購買之股份面值總額不得超過於本決議案通過當日本公司之已發行股本面值總額之10%，而依據(a)段之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 本公司組織章程細則或任何其他適用法律規定本公司須召開下屆股東周年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日。

(10) 「**動議**授權本公司董事局就決議案(8)(c)(ii)段所述之本公司股本，行使該決議案(8)(a)段所述之本公司權力。」

(11) 「**動議**根據公司條例第99(2)條的規定，將本公司在2008曆年內按公司條例第99(1)條規定而暫停辦理股份過戶登記手續的期限，由30天延長至60天。」

承董事局命
公司秘書
麥佑基

香港，二〇〇八年四月十八日

附註：

委任代表資料

1. 本公司將於二〇〇八年五月二十八日召開股東周年大會(「股東周年大會」)。凡有權出席股東周年大會及投票之股東，均可委派最多兩名代表出席及投票。委任之代表毋須為本公司股東。

2. 本通告附奉股東周年大會投票委託書。投票委託書必須連同經簽署之授權書或其他授權文件(如有)，或經核實之授權書或授權文件副本，最遲須於股東周年大會指定召開時間48小時前送達香港灣仔皇后大道東一八三號合和中心十八樓一八〇六至一八〇七室本公司之股份過戶登記處－香港中央證券登記有限公司，方為有效。若未能符合上述規定，投票委託書及授權書或其他授權文件將視為無效。

股息

3. 董事局建議就截至二〇〇七年十二月三十一日止年度已發行的438,000,000股股份，向於二〇〇八年五月二十八日名列股東名冊上之股東派發末期股息每股港幣1.50元。末期股息待股東於股東周年大會上通過後，將於二〇〇八年六月五日或相近日子派付。

4. 本公司將於二〇〇八年五月七日至二〇〇八年五月二十八日(包括首尾兩天)期間暫停辦理股份過戶登記手續。凡擬領取建議末期股息的人士，務必於二〇〇七年五月六日下午四時三十分前，將所有過戶文件送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本公司股份過戶登記處－香港中央證券登記有限公司，辦理登記。

5. 本公司訂立由二〇〇八年五月七日起至二〇〇八年五月二十八日止21天的截止過戶日期，是為了讓本公司股東有足夠時間按照廣播條例的規定，填妥及交還表決控權人聲明書。

董事

6. 有關股東周年大會通告的第(3)項議程－「選舉董事」，藺炯柱先生於二〇〇七年七月十日獲董事局委任為獨立非執行董事，根據本公司的組織章程細則(「章程細則」)第109條規定，藺先生將於股東周年大會上依章退任，惟合資格並願意膺選連任。

7. 有關股東周年大會通告的第(4)項議程－「重選退任董事」，周亦卿博士、利乾先生及羅仲炳先生根據章程細則第114(A)條規定，於股東周年大會上依章輪流退任，惟合資格並願意膺選連任。各退任董事之連選將由股東投票逐一表決。

8. 下文載列了股東周年大會上膺選及膺選連任的董事於二〇〇八年四月八日股東周年大會通告發布前之最後可行日期(「最後實際可行日期」)的個人資料，以協助股東就董事之選舉及重選作出知情的決定。

   就股東周年大會上膺選或膺選連任的董事而言，除了本段、第6、7、9、10及11段所載資料外，並無其他須按香港聯合交易所有限公司(「香港聯合交易所」)證券上市規則(「上市規則」)第13.51(2)條第(h)至(v)段之規定而須披露的資料，亦無其他必須股東垂注的事宜。

8.1 蕭炯柱先生 *G.B.S., J.P.* (62歲)

蕭先生於二零零七年七月獲委任為本公司獨立非執行董事。彼為本公司審核委員會主席及薪酬委員會成員。彼亦分別出任於香港聯合交易所上市的載通國際控股有限公司及華潤創業有限公司的獨立非執行董事。蕭先生於一九六六年加入香港政府，於一九九三年獲擢升至布政司署司級政務官，至二零零二年退休，服務逾三十六年。除上文所披露者外，蕭先生於過去三年概無在其他上市公眾公司擔任任何董事職務。

蕭先生與本公司其他董事、高層管理人員、或主要股東或控股股東概無財務或親屬關係。

根據日期為二零零七年七月五日之委任函，蕭先生同意擔任本公司之獨立非執行董事職務，任期由二零零七年七月十日起計至本公司下次股東周年大會日，即本公司將於二零零八年五月二十八日舉行股東周年大會結束，彼須根據章程細則第109條之規定，於股東周年大會上依章退任，惟合資格可膺選連任。

8.2 周亦卿博士 *G.B.S.* (72歲)

周博士於二零零零年六月獲委任為本公司非執行董事。彼為其士集團的創辦人及現任主席。該集團擁有兩間於香港聯合交易所上市的公司，包括：其士國際集團有限公司及其士泛亞控股有限公司。彼亦為於香港聯合交易所上市的邵氏兄弟(香港)有限公司、萬順昌集團有限公司及港華燃氣有限公司的獨立非執行董事。彼獲委任為巴林王國駐香港名譽領事及上海市政協常務委員。除上文所披露者外，周博士於過去三年概無在其他上市公眾公司擔任任何董事職務。

周博士為本公司的主要股東 — 邵氏兄弟(香港)有限公司的獨立非執行董事。除前述者外，周博士與本公司其他董事、高層管理人員、或主要股東或控股股東概無其他財務或親屬關係。

根據本公司二零零五年十二月十五日發出之委任函，周博士同意繼續擔任本公司之非執行董事職務，由二零零五年五月二十五日起計至本公司二零零八年的股東周年大會結束，惟彼亦須根據本公司章程細則之規定，於本公司之股東周年大會上輪流退任。

8.3 利乾先生(54歲)

利乾先生(「利先生」)於二零零五年三月獲委任為本公司之獨立非執行董事。彼為本公司薪酬委員會主席及審核委員會成員。利先生為私人投資者及為香港聯合交易所上市的希慎興業有限公司及太古股份有限公司之非執行董事。彼亦為香港中文大學及香港教育學院校董會成員。利先生持有美國史丹福大學數學科學學士學位、運籌學碩士(1975)和工商管理碩士學位(1979)。除上文所披露者外，利先生於過去三年概無在其他上市公眾公司擔任任何董事職務。

利先生是本公司非執行董事及行政委員會成員利陸雁群女士的侄兒。彼為本公司替任董事利憲彬的堂兄。除前述者外，彼與本公司任何其他董事、高層管理人員、或主要或控股股東概無其他財務或親屬關係。

根據本公司於二零零五年十二月十五日發出之委任函，利先生同意繼續擔任本公司之獨立非執行董事職務，由二零零五年五月二十五日起計至本公司二零零八年股東周年大會結束。彼亦須根據本公司章程細則之規定，於本公司之股東周年大會上輪流退任。

8.4 羅仲炳先生(71歲)

羅先生早於一九七七年首獲委任為本公司之董事。彼現為本公司之非執行董事及行政委員會成員。彼於一九六六年加入本公司為項目工程師，並由一九七八年至一九八零年期間出任總經理。彼亦為香港聯合交易所上市的金山工業(集團)有限公司之執行董事。除上文所披露者外，羅先生於過去三年概無在其他上市公眾公司擔任任何董事職務。

羅先生與本公司其他董事、高層管理人員、或主要股東或控股股東概無財務或親屬關係。

根據本公司於二零零六年五月二十四日發出之委任函，羅先生同意繼續擔任本公司之非執行董事職務，由二零零六年五月二十四日起計至本公司二零零九年股東周年大會結束。惟彼亦須根據本公司章程之規定，於本公司之股東周年大會上輪流退任。

* *當議定於股東周年大會上輪流告退的董事時，羅仲炳先生為其中一位自最近一次重選後任期最長之董事(另一位為於同日獲重選的李達三博士)同意於股東周年大會上退任，惟彼符合資格，並願意膺選連任。*

9. 截至最後實際可行日期，除周博士及利先生外，所有將於股東周年大會上膺選或膺選連任之董事均無持有本公司的股份。

	每股面值港幣0.05元的普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比 (%)
周亦卿	100,000	–	–	100,000	0.02%
利乾	400,000	–	–	400,000	0.09%

上文所述周博士及利先生之全部權益均屬好倉。

10. 董事有權收取由本公司薪酬委員會建議並由董事局釐定及(如需要)獲股東於股東大會上批准之董事酬金。董事酬金乃參照董事在本集團之職責及責任，以及本公司及本集團之整體表現及現行市場情況後釐定。

根據本公司於二零零六年五月二十四日舉行之股東周年大會上獲股東批准之年度董事袍金為港幣75,000元 。上述董事酬金並未包括支付予董事委員會之任何酬金，該等酬金已按照章程細則第101條之規定，於二零零六年三月二十二日舉行之董事局會議通過，詳情如下：

委員會	酬金 (每年港幣) 於二零零六年七月一日生效
行政委員會	
主席	–
成員	75,000
審核委員會	
主席	140,000
成員	50,000
薪酬委員會	
主席	40,000
成員	30,000

如在年度期間獲委任為董事，該等董事均有權收取其該年度服務於本公司之時間按比例所支付的董事袍金及擔任董事委員會成員之額外酬金。

所有將於股東周年大會上膺選及膺選連任之董事，其截至二零零七年十二月三十一日止年度內所收取的酬金如下：

	董事 *港幣*	行政委員會成員 *港幣*	審核委員會成員 *港幣*	薪酬委員會成員 *港幣*
簫炯柱	35,959	–	23,973	–
周亦卿	75,000	–	–	
利乾	75,000	–	50,000	40,000*
羅仲炳	75,000	75,000	–	–

* *利先生於年內收取作為薪酬委員會主席之酬金。*

增加董事袍金

11. 有關股東周年大會通告的第(5)項議程，建議考慮由二零零八年七月一日起因應現時市場情況增加董事袍金由每年港幣75,000元至每年港幣100,000元。

修訂組織章程細則

12. 有關股東周年大會通告的第(7)項議程，及再復審章程細則後，建議章程細則因應現時上市規則及廣播條例作出相對修訂。

發行及購回股份的一般授權

13. 有關議程第(8)項決議案的一般授權旨在全面授權批准董事局發行新股。

14. 有關議程第(9)項決議案的一般授權旨在全面授權批准董事局購回已發行股份。

15. 有關議程第(10)項的決議案，旨在擴展第(8)項決議案所授之權力至包括根據第(9)項決議案授權所購回的股份。

要求按股數投票方式表決的權利

16. 根據本公司章程細則第73條，每項提呈股東大會表決的決議案須首先以舉手方式由在場的股東投票表決，但

    (A) (在宣布舉手投票結果之前或當時，或其他任何以按股數投票方式表決之要求被收回之前或當時)下列人士可以要求以按股數投票方式表決：

        (i) 主席；或

        (ii) 不少於三名當時有權在會上投票的股東(包括獲股東委任為代表的人士)；或

        (iii) 代表有權在會上投票的全部股東之中不少於十分之一投票權的一名或多名股東(包括獲股東委任為代表的人士)；或

        (iv) 持有附大會投票權股份的一名或多名股東(包括獲股東委任為代表的人士)，而該等股份合計的已繳足股本須不少於全部授予投票權股份的已繳足股本總額的十分之一；或

    (B) (於股東大會舉行前或期間)，廣播事務管理局根據廣播條例附表一第19(3)條可以口頭或書面要求以按股數投票方式表決每項提呈的決議案。

17. 根據章程細則第73條規定，主席會於即將舉行的股東大會上要求以按股數投票方式表決所有提呈的決議案，投票結果將於緊接著股東周年大會後的營業日按現時上市規則之規定向公眾人士公布，並載列於本公司和香港聯合交易所的網站。

於此文件日期，本公司董事局成員包括：

執行董事：
邵逸夫爵士 *G.B.M. (行政主席)*
梁乃鵬博士 *G.B.S., LL.D., J.P. (副行政主席)*
方逸華 *(副主席兼署理董事總經理)*

非執行董事：
周亦卿博士 *G.B.S.*
利陸雁群
羅仲炳

獨立非執行董事：
鄭維新 *S.B.S., J.P.*
利乾
李達三博士 *DSSc. (Hon.), J.P.*
蕭炯柱 *G.B.S., J.P.*

替任董事：
利憲彬 *(利陸雁群之替任董事)*

香港聯合交易所有限公司對本説明函件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本説明函件全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔責任。

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號：00511

董事局成員：
邵逸夫爵士*G.B.M.* － *行政主席*
梁乃鵬博士*G.B.S., LL.D., J.P.* － *副行政主席*
方逸華－*副主席兼署理董事總經理*
周亦卿博士*G.B.S.**
利陸雁群*
羅仲炳*
鄭維新*S.B.S., J.P.***
利乾**
李達三博士*DSSc. (Hon.), J.P.***
覊炯柱*G.B.S., J.P.***
利憲彬 － *利陸雁群之替任董事*

* *非執行董事*
** *獨立非執行董事*

註冊辦事處及主要營業地點：
香港
九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

敬啟者：

有關購回股份及發行股份之一般授權及修訂組織章程細則之説明函件

緒言

本説明函件(「函件」)及附錄載有根據香港聯合交易所有限公司(「香港聯合交易所」)證券上市規則(「上市規則」)所須提供之所有資料，以便本公司股東就普通決議案1)更新董事之一般授權，以購回本公司股本中每股面值港幣0.05元之普通股股份(「股份」)；2)更新董事之一般授權，以發行股份；及特別決議案3)修訂本公司之組織章程細則是否投贊成或反對票作知情決定。本公司將於二○○八年五月二十八日召開之股東周年大會(「年會」)上提呈該等普通及特別決議案。

購回股份之一般授權

於二○○七年五月三十日召開之本公司股東周年大會，本公司授予董事一般授權(「現有購回授權」)，以行使本公司權力購回股份，惟面值總額不得超過決議案獲通過當日本公司已發行股本面值總額之10%。根據上市規則，現有購回授權將於年會結束時失效。

本公司將於年會上提呈一項普通決議案，授予董事一般授權以行使本公司權力購回股份(「股份購回授權」)，惟購回之股份不得超過該項普通決議案獲通過當日本公司已發行股本之10%。

發行股份之一般授權

於二○○七年五月三十日召開之本公司股東周年大會，本公司授予董事一般授權(「現有發行授權」)，以行使本公司權力配發、發行及買賣股份，惟不得超過決議案獲通過當日本公司已發行股本面值總額之10%，並加上本公司根據當日授出購回股份之授權而購回任何股份之面值總額，以擴大該一般授權。根據上市規則，配發、發行及買賣股份之現有發行授權將於年會結束時失效。

因此，本公司將於年會上提呈一項普通決議案，授予董事一般授權(「股份發行授權」)以配發、發行及買賣股份不超過決議案獲通過當日本公司已發行股本面值總額之10%，及透過對該股份發行授權增加本公司根據於年會上授予之購回股份授權所購回之股份面值總額，批准擴大股份發行授權。

修訂組織章程細則

本公司於最近修訂於二零零四年五月十九日通過特別決議案採納的本公司組織章程細則。建議組織章程細則因應現時上市規則及廣播條例作出相對修訂。

建議修訂本公司的組織章程細則的全文已列於年會通告上。

敬請各位股東注意本公司組織章程細則只備有英文版，於年會通告內提供之本公司組織章程細則修訂的中文翻譯版只供參考。內容如有不符，將以英文版為準。本公司組織章程細則於任何直至股東周年大會當日(包括當日之任何營業日)日期的辦公時間內於本公司註冊辦事處，香港九龍將軍澳工業邨駿才街七十七號電視廣播城可供查閱。

建議

董事相信，授出股份購回授權及股份發行授權及修訂本公司組織章程細則之建議均符合本公司及各股東之最佳利益。因此，董事建議本公司全體股東投票贊成所有於年會通告上之決議案。

此致

列位股東 台照

承董事局命
邵逸夫
行政主席
謹啟

二零零八年四月十八日

以下說明函件載有上市規則第10.06(1)(b)條規定須向股東提供之資料。本說明函件亦構成公司條例第49BA條所規定之擬購回股份條款之大綱。說明函件亦載有建議修訂本公司組織章程細則的原因。

1. 有關購回股份之上市規則規定

上市規則准許以香港聯合交易所為第一上市市場之公司在香港聯合交易所購回其股份，惟須受到若干限制，其中最重要者概述如下：

(a) 股東批准

以聯交所為第一上市市場之公司擬在聯交所進行之所有購回股份事宜，必須事先由股東通過普通決議案批准(不論透過一般授權或有關特定交易之特別批准)。

上述授權僅可於通過有關決議案至該公司下屆股東周年大會，或該公司之公司組織章程大綱及細則或任何適用法例規定該公司下屆股東周年大會須予舉行之期限屆滿，或該公司股東於股東大會上通過普通決議案撤回或修訂有關決議案(以較早者為準)之期間內持續有效。

(b) 最多可購回之股份數目及其後之發行事宜

在聯交所可購回之股份最多以有關決議案通過之日公司已發行繳足股本10%為限。緊隨購回股份後三十日內，若未得聯交所事先批准，公司不得發行或宣布擬發行新股(根據購回前仍未行使之認股權證、購股權或規定公司發行股份之類似文據獲行使而發行股份除外)。

2. 購回授權規限之股份數目

於二〇〇八年四月八日，即本說明通函付印前之最後實際可行日期(「最後實際可行日期」)，本公司已發行股本由每股面值港幣0.05元共438,000,000股組成。倘授權本公司董事購回其本身股份之普通決議案在本公司於二〇〇八年五月二十八日召開之年會上通過，並假設通過上述決議案之日前本公司並無發行或購回股份，自該決議案通過當日起至下屆股東周年大會結束期間，本公司可購回最多佔本公司現有已發行股本之10%股份，即43,800,000股已繳足股份。本公司購回之股份須為繳足股份。

3. 資金來源

購回股份時必須運用根據本公司之公司組織章程大綱及細則以及香港公司條例規定，可合法撥作購回用途之資金，並假設任何回購需用之資金可由本公司之現金流量或營運資金融資提供。

4. 購回股份之理由

董事相信，向股東尋求一般授權使本公司得以於任何適當時間在市場上購回股份，乃符合本公司及其股東之最佳利益。視乎當時之市場情況及資金安排而定，該等購回事宜可能會導致本公司之資產淨值及／或每股盈利有所增加，惟只有在董事相信對本公司及其股東有利時方會進行。

5. 購回股份對財務狀況之影響

董事不擬在對本公司資金需求或董事不時認為適合本公司之資本負債比率構成任何重大不利影響之情況下行使購回授權。然而，根據本公司於二○○七年十二月三十一日(本公司最近期公布之經審核財務報表編製之日)之綜合財務狀況，倘購回授權獲全面行使，可能會對本公司之資金或資本負債比率構成重大不利影響。

6. 關連人士及董事承諾

董事已向聯交所承諾，倘仍屬適用之情況下，彼等均會根據香港上市規則及公司條例載於年會通告之普通決議案，行使本公司權力進行購回事宜。

各董事或(就彼等經一切合理查詢後深知及深信)彼等之任何聯繫人士目前均無意於購回授權獲批准及行使後，將任何本公司股份售予本公司或其附屬公司。

本公司現時並無接獲「關連人士」(定義見上市規則)通知，表示彼等目前有意於購回授權獲批准及行使後，將任何本公司股份售予本公司，或已承諾不會向本公司出售股份。

7. 收購及合併守則

倘因購回本公司股份導致股東在本公司表決權所佔權益比例增加，就香港收購及合併守則(「收購守則」)而言，該項增加將作為一項收購處理。因此，視乎增持股權的水平而定，任何一位股東或行動一致之多位股東可獲得或鞏固本公司之控制權，並須遵照收購守則第26條及第32條提出強制性收購建議。於最後實際可行日期，邵氏兄弟(香港)有限公司及其相聯人士合共持有142,320,828股本公司股份，佔本公司現有已發行股本32.49%。倘董事行使全部購回授權，該等股份將佔本公司已發行股本約36.10%，彼等亦因此須向股東提出全面收購建議。由於上述行動會引發提出全面收購建議，董事現無意行使股份購回授權。

本公司董事無意行使購回授權以致令本公司股份的公眾持股量下跌至低於上市規則第8.08條所指定的最低比率，即25%。

8. 本公司購回之股份

本公司於本說明函件刊發日前過去六個月概無在香港聯合交易所或以其他途徑購回其本身之股份。

9. 股份價格

本公司股份於最後實際可行日期前十二個月每個月在香港聯合交易所之最高及最低成交價格如下：

	月份	最高 *(港元)*	最低 *(港元)*
二〇〇七年	四月	54.10	48.50
	五月	57.90	51.00
	六月	57.00	52.05
	七月	59.90	53.35
	八月	53.95	44.25
	九月	48.70	44.85
	十月	53.00	46.45
	十一月	50.45	40.10
	十二月	48.05	44.00
二〇〇八年	一月	48.20	40.60
	二月	46.15	40.80
	三月	45.40	40.55
	四月(截至最後實際可行日期)	43.10	41.80

修訂組織章程細則

本公司最近復審於二零零四年五月十九日通過特別決議案所採納的本公司組織章程細則。建議修訂組織章程細則若干條文的原因如下：

1. 現有組織章程細則第98條規定，董事及本公司主要人員須向本公司提供本公司可能視為需要的資料以釐定該名董事或人員是否屬於廣播條例下的不符合持牌資格人士，並於有關資料變動後於合理時間內知會本公司。由於廣播條例規定本公司於董事或主要人員成為不符合持牌資格人士前須尋求行政長官會同行政會議事先批准，現建議將現有章程細則第98條更改為董事或人員應於彼等知悉有關資料有任何變動時盡快以書面通知本公司，因此本公司可盡快向行政長官會同行政會議提出所需申請。

2. 現有組織章程細則第107(H)(i)條規定，董事不得就其或其任何聯繫人士擁有重大權益的決議案進行投票，惟倘該決議案關於本公司就董事或其聯繫人士應本公司或本公司持有權益的任何公司的要求或為「本公司或本公司持有權益的任何公司」的利益而借入的款項或所承擔的責任向該董事或其聯繫人士作出的任何抵押或彌償保證的決議案除外。現建議將有關字句更改為「本公司或其任何附屬公司」，以符合上市規則附錄三附註1(1)的規定。

3. 現有組織章程細則第109條規定，董事會委任以填補空缺或增加董事會人數的董事的任期將直至本公司下屆股東周年大會為止。現建議刪除「周年」，因此可於下次股東大會上就有關委任取得股東批准(企業管治常規守則第A4.2條)。

4. 現有組織章程細則第114(A)條並未全面遵守上市規則有關董事須最少每三年輪流退任一次的規定(企業管治常規守則第A4.2條)。換句話說，於每屆股東周會大會上須最少有三分之一的董事輪值告退。現建議修改有關條文。然而，主席毋須輪值告退的規定將維持不變。章程細則第114(B)條亦作出有關修訂。

本公司謹訂於二零零八年五月二十八日(星期三)上午十一時正假座九龍尖沙咀東部九龍香格里拉酒店閣樓海景廳召開股東周年大會，隨本說明函件奉附年會通告，並將連同本公司的二零零七年年度報告於二零零八年四月十八日一併寄發予股東。有關文件亦可分別於本公司網站www.tvb.com及香港交易及結算所有限公司網站www.hkexnews.com.hk查閱。

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 00511

Proxy Form for 2008 Annual General Meeting

I/We ____________________

of ____________________

being a Member of the above-named Company, hereby appoint ____________________

of ____________________

____________________, or failing him the Chairman of the meeting as my/our proxy, to attend and to vote on my/our behalf at the Annual General Meeting of the said Company to be held at The Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 28 May 2008 at 11:00 a.m. and at any adjournment thereof.

I/We direct that my/our proxy vote on the undermentioned resolutions as indicated:

	Resolutions	For	Against
1	To adopt the Audited Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2007		
2	To declare a final dividend for the year ended 31 December 2007		
3	To elect Director – Mr. Gordon Siu Kwing Chue		
4	To re-elect retiring Directors		
	(i) Dr. Chow Yei Ching		
	(ii) Mr. Chien Lee		
	(iii) Mr. Kevin Lo Chung Ping		
5	To approve an increase in Director's fee		
6	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise Directors to fix their remuneration		
7	To approve the amendments to the Articles of Association of the Company (Special Resolution)*		
8	To give a general mandate to Directors to issue additional shares*		
9	To give a general mandate to Directors to repurchase issued shares*		
10	To extend the authority given to the Directors under Resolution 8 to shares repurchased pursuant to the authority given under Resolution 9*		
11	To extend the book close period from 30 days to 60 days		

* Full text of the Resolutions is set out in the Notice of the Annual General Meeting dated 18 April 2008

Member's Signature(s)

____

Dated ____________________

Number of ordinary shares to which this proxy relates

NOTES :

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Insert the name(s) and address(es) of the proxy(ies) desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it. A proxy needs not be a member of the Company.
3. If the appointor is a corporation, this form must be under its common seal or under the hand of an officer or attorney duly authorised in that behalf.
4. In the case of joint holders, the proxy must be signed by the member whose name stands first on the Register of Members.
5. **Important: If you wish to vote for a resolution, place a " ✓ " in the box marked "For". If you wish to vote against a resolution, place a " ✓ " in the box marked "Against". Failure to complete the boxes will entitle your proxy to cast his vote at his discretion.**
6. To be valid, this form, together with any power of attorney under which it is signed, must be deposited at Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or the adjourned Meeting.

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號：00511

2008 股東周年大會之代表委任表格

本人／吾等 ____

地 址 為 ____

乃上述公司之股東，茲委任 ____，

地址為____，

若其不克出席則改由大會主席為本人／吾等之代表，代表本人／吾等出席上述公司於二○○八年五月二十八日(星期三)上午十一時假香港九龍尖沙咀東部九龍香格里拉酒店閣樓海景廳舉行之股東周年大會及其一切續會，並進行投票。

本人／吾等指示本人／吾等代表按下列指示投票：

	決議案	贊成	反對
1	接納截至二○○七年十二月三十一日止年度之經審核財務報表、董事局及核數師報告書		
2	宣派截至二○○七年十二月三十一日止年度之末期股息		
3	選舉藹炯柱先生連任董事		
4	重選退任董事：		
	(i) 周亦卿博士		
	(ii) 利乾先生		
	(iii) 羅仲炳先生		
5	批准增加董事袍金		
6	續聘羅兵咸永道會計師事務所為本公司核數師及授權董事局釐定其酬金		
7	通過特別決議案以修訂公司組織章程細則*		
8	全面授權董事局發行新股*		
9	全面授權董事局購回已發行股份*		
10	擴展根據決議案第8項賦予董事局之權力至包括根據第9項決議案授權所購回的股份*		
11	延長暫停辦理股份過戶登記手續的期限由30天至60天		

* 有關決議案之全文載於二零零八年四月十八日召開股東周年大會通告內

股東簽署

此代表委任表格代表之
普通股數目

____

日期______________________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請在空欄內填上　閣下所擬委派代表之姓名及地址。代表委任表格如有任何更改，均須由簽署人簡簽作實。代表毋須為本公司股東。
3. 若任命人為公司，代表委任表格必須蓋上公司印鑑或由其正式授權之職員或授權人簽署。
4. 如屬聯名股東，代表委任表格必須由在本公司股東名冊上排名首位之聯名股東簽署。
5. **注意：　閣下如贊成某項決議案，請在「贊成」欄內填上「✓」號。閣下如反對某項決議案，請在「反對」欄內填上「✓」號。如在欄內毫無指示，　閣下之代表將可按其意願作出投票。**
6. 此代表委任表格連同已簽署的授權書，必須在股東周年大會或其續會舉行前四十八小時送抵香港皇后大道東一八三號合和中心十八樓一八○六至一八○七室香港中央證券登記有限公司，方為有效。

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

ANNOUNCEMENT
OF
APPOINTMENT OF AN AUDIT COMMITTEE MEMBER

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces that Mr. Kevin LO Chung Ping, a Non-executive Director and a member of the Executive Committee, has been appointed a member of the Audit Committee of the Company (the "Audit Committee), effective from 18 April 2008.

Reference is made to the announcement of the Company dated 22 January 2008, which, among other things, stated that Mr. Robert SZE Tsai To resigned as an Independent Non-executive Director, the chairman of the Audit Committee, and a member of the Remuneration Committee effective from 22 January 2008, following an unsuccessful application made for him as a "disqualified person" to exercise control of the Company as a non-executive director under the Broadcasting Ordinance. As a result, the number of members of the Audit Committee fell below the minimum requirement of three members under Rule 3.21 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). Pursuant to Rule 3.23 of the Listing Rules, the Company has until 22 April 2008 to comply with this requirement.

The Board hereby announces that Mr. Kevin LO Chung Ping ("Mr. LO") has been appointed a member of the Audit Committee of the Company, effective from 18 April 2008. Mr. LO is currently a Non-executive Director of the Company and a member of the Executive Committee of the Board.

The Audit Committee (immediately after the appointment of Mr. LO as a member of the Audit Committee) comprises three members, namely, Mr. Gordon SIU Kwing Chue (chairman), Mr. Chien LEE and Mr. LO. The Company therefore fulfils the requirements under Rule 3.21 of the Listing Rules.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 18 April 2008

As at the date of this announcement, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M. (Executive Chairman)*
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina LEE LOOK Ngan Kwan)*

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

NOTICE OF ANNUAL GENERAL MEETING
AND
ELECTION AND RE-ELECTION OF DIRECTORS
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at The Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 28 May 2008 at 11:00 a.m. for the following purposes:

ORDINARY BUSINESS

(1) To receive and adopt the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007;

(2) To declare a final dividend for the year ended 31 December 2007;

(3) To elect Director;

(4) To re-elect retiring Directors;

(5) To approve an increase in Director's fee; and

(6) To re-appoint Auditors and authorise Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following resolution as Special Resolution:

(7) "**THAT** the Company's Articles of Association be amended as follows:

(a) Article 98 shall be deleted in its entirely and be replaced and substituted with the following:

"Every Director and principal officer of the Company shall on or before his appointment, and during his employment if and when requested by the Board of Directors so to do, furnish to the Company such information regarding his nationality, residence, business and other occupations, employment or appointments by any other person or persons, firm, company or organisation and all such other information as the Company may deem necessary or requisite in order to determine whether or not such Director or officer is a disqualified person within the meaning of Section

2(1) of the Broadcasting Ordinance and/or whether by reason of his holding office in the Company, the Company would be in contravention of the provisions of the Broadcasting Ordinance and shall further notify the Company in writing as soon as he is aware of any change in such information."

(b) Article 107(H)(i) shall be deleted in its entirety and be replaced and substituted with the following:

"(i) any Proposal for the giving by the Company of any security or indemnity to the Director or his associates in respect of money lent or obligation undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;"

(c) Article 109 shall be deleted in its entirety and be replaced and substituted with the following:

"Without prejudice to the powers of the Company under Article 108, the Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or (subject to the provisions of the Ordinance) as an additional Director but so that the number of Directors so appointed shall not exceed the maximum number (if any) determined from time to time in accordance with Article 97. Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

(d) Article 114 shall be deleted in its entirety and be replaced and substituted with the following:

"(A) Subject to paragraph (D) of this Articles, at each annual general meeting one-third of the Directors for the time being, or if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation. A retiring Director shall be eligible for re-election. The Company at the general meeting at which a Director retires may fill the vacated office.

(B) The Directors to retire by rotation shall be those who have been longest in office since their last re-election or appointment and so that, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

(C) A retirement under this Article shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost, and, accordingly, a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

(D) No Director holding office as Chairman under Article 116 shall be subject to retirement by rotation or be taken into account in determining the Director (or the number thereof) to retire."

To consider and, if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

(8) "**THAT**:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise Directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (9), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if Directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by Directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong."

(9) "**THAT**:

(a) subject to paragraph (b) below, the exercise by Directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution."

(10) "**THAT** Directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (8) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of Resolution (8)."

(11) "THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2008, be and is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days."

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 18 April 2008

NOTES:

Proxy Information

1. A shareholder entitled to attend and vote at the annual general meeting to be held on 28 May 2008 ("Annual General Meeting") convened by the Notice of Annual General Meeting is entitled to appoint up to two proxies to attend and vote in his stead. A proxy needs not be a member of the Company.

2. A form of proxy for the Annual General Meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.

Dividends

3. The Board has recommended a final dividend of HK$1.50 per share for 438,000,000 shares of the Company in issue in respect of the year ended 31 December 2007 payable to shareholders who are on the Register of Members on 28 May 2008. The final dividend, which is payable on or around 5 June 2008, is subject to shareholders' approval at the Annual General Meeting.

4. The Register of Members of the Company will be closed from 7 May 2008 to 28 May 2008, both dates inclusive, during which period the registration of transfers of shares will be suspended. To rank for the proposed final dividend, all transfer documents must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration not later than 4:30 p.m. on 6 May 2008.

5. The 21-day book close period from 7 May 2008 to 28 May 2008 is set to allow sufficient time for members of the Company to complete and return the declaration of voting controllers as required under the provisions of the Broadcasting Ordinance.

Directors

6. In relation to agenda item No. (3) in the Notice of Annual General Meeting regarding election of Director, Mr. Gordon Siu Kwing Chue, who was appointed by the Board as Independent Non-executive Director on 10 July 2007, is to hold office until the Annual General Meeting pursuant to Article 109 of the Company's Articles of Association ("Articles") and, being eligible, offers himself for election by shareholders.

7. In relation to agenda item No. (4) in the Notice of Annual General Meeting regarding re-election of retiring Directors, Dr. Chow Yei Ching, Mr. Chien Lee and Mr. Kevin Lo Chung Ping* shall retire at the Annual General Meeting by rotation pursuant to Article 114(A) of the Articles and, being eligible, offer themselves for re-election. The re-election of the retiring Directors will be individually voted on by shareholders.

8. The biographical details of each of the Directors who stand for election and re-election at the Annual General Meeting, as at 8 April 2008, being the latest practicable date prior to the release of the Notice of Annual General Meeting ("Latest Practicable Date"), are set out below to enable shareholders to make an informed decision on their election or re-election.

   Save for the information set out in this paragraph and in paragraphs 6, 7, 9, 10 and 11, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and there are no other matters that need to be brought to the attention of shareholders in respect of Directors who stand for election or re-election at the Annual General Meeting.

8.1 Mr. Gordon Siu Kwing Chue, *G.B.S., J.P.* (aged 62)

Mr. Siu was appointed an Independent Non-executive Director of the Company in July 2007. He is the chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is also an independent non-executive director of Transport International Holdings Limited and China Resources Enterprise, Limited which are listed on the Hong Kong Stock Exchange. He joined the Civil Service in 1966, rose to the rank of Secretary, Government Secretariat in 1993 and retired from the Service in 2002 with a service of over 36 years. Save as disclosed above, Mr. Siu did not hold any directorships in other listed public companies in the past three years.

Mr. Siu does not have any financial and family relationships with any other directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 5 July 2007, Mr. Siu consented to act as an Independent Non-executive Director of the Company for a fixed term commencing from 10 July 2007 until the next annual general meeting of the Company, that is, the Annual General Meeting to be held on 28 May 2008. He shall retire and be eligible to stand for election at the Annual General Meeting pursuant to Article 109 the Articles.

8.2 Dr. Chow Yei Ching, *G.B.S.* (aged 72)

Dr. Chow was appointed a Non-executive Director of the Company in June 2000. He is the founder and chairman of Chevalier Group, which consists of two listed companies on the Hong Kong Stock Exchange – Chevalier International Holdings Limited and Chevalier Pacific Holdings Limited. He is also an independent non-executive director of Shaw Brothers (Hong Kong) Limited, Van Shung Chong Holdings Limited, and Towngas China Company Limited, all of which are listed on the Hong Kong Stock Exchange. He was appointed The Honorary Consul of The Kingdom of Bahrain in Hong Kong and a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai. Save as disclosed above, Dr. Chow did not hold any directorships in other listed public companies in the past three years.

Dr. Chow is an independent non-executive director of Shaw Brothers (Hong Kong) Limited which is a substantial shareholder of the Company. Save for the aforesaid, he has no other financial and family relationships with any directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 15 December 2005, Dr. Chow consented to continue to act as a Non-Executive Director of the Company for a fixed term commencing from 25 May 2005 until the annual general meeting of the Company to be held in 2008 and is subject to retirement by rotation at the annual general meetings of the Company in accordance with the Articles.

8.3 Mr. Chien Lee (aged 54)

Mr. Chien Lee ("Mr. Lee") was appointed an Independent Non-executive Director of the Company in March 2005. He is the chairman of the Remuneration Committee and a member of the Audit Committee of the Company. Mr. Lee is a private investor and is a non-executive director of Hysan Development Company Limited and Swire Pacific Limited, both listed on the Hong Kong Stock Exchange. He is also a Council Member of The Chinese University of Hong Kong and The Hong Kong Institute of Education. He received a Bachelor of Science Degree in Mathematical Sciences, a Master of Science Degree in Operations Research (1975) and an MBA Degree (1979) from Stanford University, California, U.S.A. Save as disclosed above, Mr. Lee did not hold any directorships in other listed public companies in the past 3 years.

Mr. Lee is the nephew of Mrs. Christina Lee Look Ngan Kwan, who is a Non-executive Director and a member of the Executive Committee of the Company. Mr. Lee is a cousin of Mr. Anthony Lee Hsien Pin, an alternate Director of the Company. Save for the aforesaid, he has no other financial or family relationships with any other directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 15 December 2005, Mr. Lee consented to continue to act as an Independent Non-executive Director of the Company for a fixed term commencing from 25 May 2005 until the annual general meeting of the Company to be held in 2008 and is subject to retirement by rotation at the annual general meetings of the Company in accordance with the Articles.

8.4 Mr. Kevin Lo Chung Ping (aged 71)

Mr. Lo was first appointed Director of the Company in 1977. He is a Non-executive Director and a member of the Executive Committee of the Company. He joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He is also an executive director of Gold Peak Industries (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. Save as disclosed above, Mr. Lo did not hold any directorships in other listed public companies in the past three years.

Mr. Lo does not have any financial or family relationships with any other directors, senior management, or substantial or controlling shareholders of the Company.

Pursuant to a letter of appointment dated 24 May 2006, Mr. Lo consented to continue to act as a Non-executive Director of the Company for a fixed term commencing from 24 May 2006 until the annual general meeting of the Company to be held in 2009 and is subject to retirement by rotation at the annual general meetings of the Company in accordance with the Articles.

* *In determining the Directors to retire by rotation at the Annual General Meeting, it was agreed by Mr. Kevin Lo Chung Ping, who is one of the longest Directors in office since his last re-election (Dr. Li Dak Sum was also reelected on the same date), that he shall retire and being eligible, offer himself for re-election at the Annual General Meeting.*

9. As at the Latest Practicable Date, with the exception of Dr. Chow and Mr. Lee, all the other Directors who stand for election and re-election at the Annual General Meeting have no interests in the shares of the Company.

	No. of ordinary shares of HK$0.05 each				
	Personal interests	**Family interests**	**Corporate interests**	**Total interests**	**Percentage of issued capital (%)**
Chow Yei Ching	100,000	–	–	100,000	0.02%
Chien Lee	400,000	–	–	400,000	0.09%

All the interests held by Dr. Chow and Mr. Lee stated above represent long positions.

10. The Directors shall be entitled to Director's remuneration as recommended by the Remuneration Committee of the Company and determined by the Board and, if required, approved by Shareholders in general meeting. The Director's remuneration shall be determined by reference to their duties and responsibilities in the Group as well as the overall performance of the Company and the Group and the prevailing market situation.

Pursuant to shareholders' approval at the annual general meeting of the Company held on 24 May 2006, a Director's fee of HK$75,000 per annum was fixed. The aforesaid Director's fee does not include any additional fees payable to Directors serving on the Board Committees, which have been approved by the Board at its meeting on 22 March

2006 pursuant to Article 101 of the Articles, are set out below:

Committee	Fee (HK$ per annum) Effective from 1 July 2006
Executive Committee	
Chairman	–
Member	75,000
Audit Committee	
Chairman	140,000
Member	50,000
Remuneration Committee	
Chairman	40,000
Member	30,000

Director(s) appointed during the year shall be entitled to Director's fee and other additional fees payable to Directors serving on the Board Committees to be paid on a pro rata basis by reference to his length of services in the Company for the year.

The fees paid during the year ended 31 December 2007 to the Directors who stand for election and re-election at the Annual General Meeting are set out below:

	Director *HK$*	Member of Executive Committee *HK$*	Member of Audit Committee *HK$*	Member of Remuneration Committee *HK$*
Gordon Siu Kwing Chue	35,959	–	23,973	–
Chow Yei Ching	75,000	–	–	–
Chien Lee	75,000	–	50,000	40,000*
Kevin Lo Chung Ping	75,000	75,000	–	–

* *Fee paid to Mr. Lee as the Chairman of the Remuneration Committee for the year.*

Increase in Directors' fee

11. In relation to agenda item No. (5), it was recommended to consider an increase in the Director's fee from HK$75,000 per annum to HK$100,000 per annum to be effective from 1 July 2008 to align with the prevailing market rate.

Amendments to Articles of Association

12. In relation to agenda item No. (7), and further to a review of the Articles, it is proposed that certain provisions in the Articles should be amended to bring them in line with the prevailing Listing Rules and the Broadcasting Ordinance.

General Mandates to Issue and Repurchase Shares

13. In relation to agenda Item (8), the purpose of this resolution is to give a General Mandate to authorise the Directors to issue additional shares.

14. In relation to agenda Item (9), the purpose of this resolution is to give a General Mandate to authorise the Directors to repurchase issued shares.

15. In relation to agenda Item (10), the purpose of this resolution is to extend the authority given under Resolution (8) to shares repurchased under the authority given in Resolution (9).

Right to Demand a Poll

16. Pursuant to Article 73 of the Articles, a resolution put to the vote of the meeting shall be decided on a show of hands, but a poll may be demanded

(A) (before or on the declaration of the result of the show of hands or the withdrawal of any other demand for a poll) by:

(i) the Chairman; or

(ii) at least three Members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(iv) by a Member or Members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(B) (before, at or during the general meeting) a poll is directed orally or by notice in writing by the Broadcasting Authority to be conducted upon any resolution put or to be put to the general meeting pursuant to Section 19(3) of Schedule 1 to the Broadcasting Ordinance.

17. Pursuant to Article 73 of the Articles, the Chairman will demand a poll on each of the resolutions to be put to the forthcoming general meeting. The results of the poll will be published to the public in accordance with the prevailing Listing Rules on the websites of the Company and the Hong Kong Stock Exchange.

As at the date of this announcement, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M.* (Executive Chairman)
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina LEE LOOK Ngan Kwan)*

END